centerra GOLD



TE07
CAT


BUILDING A STRONG PLATFORM FOR FUTURE

# GROWTH

2024 ANNUAL REPORT



## MOUNT MILLIGAN
## GOLD AND COPPER MINE
BC, CANADA

**KEMESS PROJECT**
BC, CANADA

**ENDAKO MINE,** BC, CANADA
Care and Maintenance

**THOMPSON CREEK MINE**
IDAHO, USA

**LANGELOTH**
**METALLURGICAL FACILITY**
PENNSYLVANIA, USA

**GOLDFIELD PROJECT**
NEVADA, USA

CANADA

USA

## Building a strong platform
# FOR FUTURE GROWTH

Centerra Gold Inc. ("Centerra" or the "Company") is a Canadian-based mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Kemess Project in British Columbia, Canada, the Goldfield Project in Nevada, United States, and owns and operates the Molybdenum Business Unit in the United States and Canada.

CENTERRA GOLD INC.



**ÖKSÜT GOLD MINE TÜRKIYE**

● Operating Mines

● Development Projects

● Molybdenum Business Unit

In 2024, Centerra produced
**368,104** ounces of **GOLD** and
**54.3** million pounds of **COPPER**
at an all-in sustaining cost on a
by-product basis of **$1,148** per ounce

Centerra's shares trade on the Toronto Stock Exchange ("TSX")
under the symbol CG and on the New York Stock Exchange
("NYSE") under the symbol CGAU.

The Company is based in Toronto, Ontario, Canada.



**MESSAGE FROM**

# The President and CEO

**PAUL TOMORY**
President and Chief Executive Officer

We maintained a robust financial position, ending the year with $625 million cash and cash equivalents, and no debt. This strength enabled us to continue delivering value to shareholders through dividends and share buybacks while investing in our strategic initiatives. Our disciplined approach to capital allocation reflects our focus on balancing growth with shareholder returns.

## Dear Centerra Gold Shareholders,

As we reflect on the milestones achieved in 2024, I am proud to share the significant progress that Centerra has made in executing on our strategic plan, which has created a strong platform for future growth. We have turned challenges into opportunities and have strengthened our foundation for long-term success. Last year was a testament to our commitment to unlocking the full potential of our assets while creating value for our shareholders and stakeholders.

### EXECUTING ON THE STRATEGIC PLAN

In 2023, we rolled out our value maximizing strategy for Centerra's portfolio of assets, designed to unlock opportunities, maximize value, and fuel future growth. In 2024, we made meaningful progress executing on our strategic plan. One of the most significant achievements was the additional agreement we secured with Royal Gold for our Mount Milligan mine, which will result in a step-up in payments Centerra receives from its gold and copper deliveries to Royal Gold, starting in approximately 2030. This agreement immediately extended the mine life to 2035 and sets the stage for Mount Milligan's potential to evolve into a multi-decade operation. Centerra is working on a pre-feasibility study to be released later this year that will incorporate extensive drilling data, optimize the mine plan, and evaluate opportunities for throughput and flowsheet modifications. These efforts will ensure Mount Milligan remains a cornerstone asset in a top-tier mining jurisdiction for years to come.

In 2024, Centerra also announced a value maximizing strategy for our molybdenum business unit assets, comprised of the Thompson Creek and Endako mines, and the Langeloth Metallurgical Facility ("Langeloth"). Concurrent with assessing all strategic options for these assets, we announced the decision to unlock significant value in our US Molybdenum Operations ("US Moly") through the restart of operations at Thompson Creek and a progressive ramp-up of production at Langeloth. In September 2024, we published the Thompson Creek feasibility study and Langeloth commercial optimization plan, which show robust economics by vertically integrating Thompson Creek and Langeloth. We believe that the Thompson Creek capital investment of $397 million could be funded mostly from our cash flow from operations. As a result, we expect to maintain our strong cash balance which can be deployed in alignment with our capital allocation strategy to shareholder returns, internal projects, exploration and external growth opportunities focused on gold and copper.

Looking ahead, we will continue to systematically work through the assets in our portfolio to deliver on our strategic plan and create value for our shareholders and stakeholders.

### ⬡ SAFETY: A FUNDAMENTAL PRIORITY

Safety remains the cornerstone of our operational success and a key priority for Centerra. In 2024, we continued to strengthen our "Work Safe | Home Safe" initiative, empowering every employee to identify and mitigate potential risks proactively. Our safety leadership programs, coupled with rigorous on-site training and a significant focus on safety leading indicators in 2024, have led to a measurable reduction in incident rates across our operations. These efforts reflect our commitment to a culture of safety excellence that underpins all our activities.

### ⬡ COMMITMENT TO SUSTAINABILITY AND COMMUNITY

We continue to make meaningful progress in our sustainability journey, marked by significant achievements across the organization. This year, we advanced our Climate and Nature strategy, conducting site-level investigations and cost-benefit analyses of decarbonization initiatives that have been identified at our sites. These efforts will guide our decision-making and help us identify practical pathways for reducing greenhouse gas emissions.

In early 2024, Öksüt successfully attained certification from the International Cyanide Management Institute, confirming adherence to the International Cyanide Management Code. This was a collaborative effort with many departments working together to achieve this significant milestone.

Additionally, our community engagement efforts over the last year led to notable achievements, including the expansion of employment initiatives with our First Nations partners at Mount Milligan and the recognition of Öksüt's contributions to empowering women entrepreneurs in local communities.

We continue to execute on our multi-year Inclusivity, Diversity, Equity and Accessibility program across Centerra, successfully maintaining our goal of 30% women representation in senior leadership, and implementing new initiatives to educate and raise awareness around respect, accountability and development for all employees.

We recognize that sustainability contributes to the long-term success, profitability and growth of our Company, and it continues to be a focus for Centerra. We will provide more details on our 2024 achievements in our upcoming annual sustainability report to be published later in 2025.

### ⬡ OPERATIONAL EXCELLENCE, FINANCIAL RESILIENCE AND SHAREHOLDER RETURNS

In 2024, we delivered consistent operating performance at Öksüt and Mount Milligan, producing 368,104 ounces of gold and 54.3 million pounds of copper at an all-in sustaining cost on a by-product basis of $1,148 per ounce, on a consolidated basis.

We maintained a robust financial position, ending the year with $625 million cash and cash equivalents, and no debt. This strength enabled us to continue delivering value to shareholders through dividends and share buybacks while investing in our strategic initiatives. Our disciplined approach to capital allocation reflects our focus on balancing growth with shareholder returns.

### ⬡ LOOKING AHEAD

As we move into 2025, we remain focused on executing our strategic plan to unlock the full potential of the assets in our portfolio. From advancing the pre-feasibility study at Mount Milligan, to furthering the development of our US Moly operations, to identifying alternative technical concepts at Kemess, our strategy is clear: optimize, grow, and deliver sustainable value.

On behalf of our entire team, I thank you for your continued trust and support.

(signed) "Paul Tomory"

**Paul Tomory**

President and Chief Executive Officer, Centerra Gold

# Management's Discussion and Analysis

**For the Years Ended December 31, 2024 and 2023**



*This Management's Discussion and Analysis ("MD&A") has been prepared as of February 20, 2025 and is intended to provide a review of the financial position and results of operations of Centerra Gold Inc. ("Centerra" or the "Company") for the three months and year ended December 31, 2024 in comparison with the corresponding periods ended December 31, 2023. This discussion should be read in conjunction with the Company's audited consolidated financial statements and the notes thereto for the years ended December 31, 2024 and 2023 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") available at www.centerragold.com and on SEDAR+ ("SEDAR") at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. In addition, this discussion contains forward-looking information regarding Centerra's business and operations. Such forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. See "Caution Regarding Forward-Looking Information" below. All dollar amounts are expressed in United States dollars ("USD"), except as otherwise indicated. All references in this document denoted with $^{NG}$ indicate a "specified financial measure" within the meaning of National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure of the Canadian Securities Administrators. None of these measures are standardized financial measures under IFRS and these measures may not be comparable to similar financial measures disclosed by other issuers. See section "Non-GAAP and Other Financial Measures" below for a discussion of the specified financial measures used in this document and a reconciliation to the most directly comparable IFRS measures.*

### Caution Regarding Forward-Looking Information

*This document contains or incorporates by reference "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed to be, forward-looking statements. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "believe", "beyond", "continue", "expect", "evaluate", "finalizing", "forecast", "goal", "intend", "ongoing", "plan", "potential", "preliminary", "project", "pursuing", "restart", "target" or "update", or variations of such words and phrases and similar expressions or statements that certain actions, events or results "may", "could", "would" or "will" be taken, occur or be achieved or the negative connotation of such terms.*

*Such statements include, but may not be limited to: statements regarding 2025 guidance, outlook and expectations, including production and roasting of molybdenum, grade profiles, cash flow, costs including contract mining and labour costs, care and maintenance, PP&E and reclamation costs, capital expenditures, recoveries, processing, inflation, depreciation, depletion and amortization, taxes, annual royalty payments and cash flows; the ability of the Company of fund project costs and expenses though its current operations; exploration potential, budgets, focuses, programs, targets and projected exploration results; gold and copper prices; the declaration, payment and sustainability of the Company's dividends; the continuation of the Company's normal course issuer bid ("NCIB") and automatic share purchase plan and the timing, methods and quantity of any purchases of Common Shares under the NCIB; compliance with applicable laws and regulations pertaining to the NCIB; the availability of cash for repurchases of Common Shares under the NCIB; achieving emission reductions economically and operationally; the strategic plan for the Kemess Project, including the results from a technical evaluation concerning the mining methods utilized; the timing and amount of future benefits and obligations in connection with the Additional Royal Gold Agreement; a Pre-feasibility Study at the Mount Milligan Mine and any related evaluation of resources or reserves or a life of mine beyond 2036; receiving approval from the BC government concerning permits and potential expansions related to ongoing operations at Mount Milligan ;the integrated business plan of the Molybdenum Business Unit including the restart of the Thompson Creek Mine and commercial optimization of the Langeloth Facility; expectations about the current supply deficit in the molybdenum market; the commercial success of the US Moly business and Langeloth; the commissioning of equipment at the Thompson Creek Mine and the development of site infrastructure and housing; the re-evaluation of the technical concepts for the Kemess Project and its potential restart including confirmation and exploration drilling and any technical studies and its potential for a long mine life; the Company's strategic plan; the site-wide optimization program at Mount Milligan including any further improvements to occupational health and safety, availability and utilization of the* *haul fleet, mill throughput and any potential costs savings resulting from the same; royalty rates and taxes, including withholding taxes related to repatriation of earnings from Türkiye; financial hedges; and other statements that express management's expectations or estimates of future plans and performance, operational, geological or financial results, estimates or amounts not yet determinable and assumptions of management.*

*The Company cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, geopolitical and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.*

*Risk factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements in this document include, but are not limited to: (A) strategic, legal, planning and other risks, including: political risks associated with the Company's operations in Türkiye, the USA and Canada; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, tariffs, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company; the impact of any sanctions or tariffs imposed by Canada, the United States or other jurisdictions; potential defects of title in the Company's properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; risks related to anti- corruption legislation; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company's properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company's business to the volatility of gold, copper, molybdenum and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company's mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company's production and cost estimates; persistent inflationary pressures on key input prices; the impact of restrictive covenants in the Company's credit facilities and in the Royal Gold Streaming Agreement which may, among other things, restrict the Company from pursuing certain business activities. including paying dividends or repurchasing shares under its normal course issuer bid, or making distributions from its subsidiaries; changes to tax regimes; the Company's ability to obtain future financing; sensitivity to fuel price volatility; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company's short-term investments; the Company's ability to make payments, including any payments of principal and interest on the Company's debt facilities, which depends on the cash flow of its subsidiaries; the ability to obtain adequate insurance coverage; changes to taxation laws in the jurisdictions where the Company operates and (C) risks related to operational matters and geotechnical issues and the Company's continued ability to successfully manage such matters, including: unanticipated ground and water conditions; the stability of the pit walls at the Company's operations leading to structural cave-ins, wall failures or rock-slides; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water, where applicable; periodic interruptions due to inclement or hazardous weather conditions or operating conditions and other force majeure events; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in the Company's supply chain and transportation routes, including cessation or disruption in rail and shipping networks, whether caused by decisions of third-party providers or force majeure events (including, but not limited to: labour action, flooding, landslides, seismic activity, wildfires, earthquakes, pandemics, or other global events such as wars); lower than expected ore grades or recovery rates; the success of the Company's future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company's insurance to mitigate operational and corporate risks; mechanical breakdowns; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra's workforce and operations may be exposed to widespread epidemic or pandemic; seismic activity, including earthquakes; wildfires; long lead-times required for equipment and supplies given the remote location of some of the Company's operating properties and disruptions caused by global events; reliance on* *a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; regulations regarding greenhouse gas emissions and climate change; significant volatility of molybdenum prices resulting in material working capital changes and unfavourable pressure on viability of the molybdenum business; the Company's ability to accurately predict decommissioning and reclamation costs and the assumptions they rely upon; the Company's ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; risk of cyber incidents such as cybercrime, malware or ransomware, data breaches, fines and penalties; and, the Company's ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns, and project resources.*

*Additional risk factors and details with respect to risk factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this document are set out in the Company's latest Annual Report on Form 40-F/Annual Information Form and Management's Discussion and Analysis, each under the heading "Risk Factors", which are available on SEDAR+ ([www.sedarplus.ca](www.sedarplus.ca)) or on EDGAR ([www.sec.gov/edgar](www.sec.gov/edgar)). The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this document.*

*The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.*

# TABLE OF CONTENTS

## Overview

*Centerra's Business*

Centerra is a Canada-based mining company focused on operating, developing, exploring and acquiring gold and copper properties worldwide. Centerra's principal operations are the Mount Milligan gold-copper mine located in British Columbia, Canada (the "Mount Milligan Mine"), and the Öksüt gold mine located in Türkiye (the "Öksüt Mine"). The Company also owns the Kemess project (the "Kemess Project") in British Columbia, Canada, the Goldfield District Project (the "Goldfield Project") in Nevada, United States, as well as exploration properties in Canada, the United States of America ("USA") and Türkiye. The Company also owns and operates a Molybdenum BU, which includes the Langeloth metallurgical processing facility, operating in Pennsylvania, USA (the "Langeloth"), and two primary molybdenum properties: the Thompson Creek Mine in Idaho, USA, and the Endako Mine (75% ownership) in British Columbia, Canada.

As at December 31, 2024, Centerra's significant subsidiaries were as follows:

| Entity | Property - Location | Current Status | Ownership |
|---|---|---|---|
| Thompson Creek Metals Company Inc. | Mount Milligan Mine - Canada | Operation | 100% |
| | Endako Mine - Canada | Care and maintenance | 75% |
| Öksüt Madencilik A.S. | Öksüt Mine - Türkiye | Operation | 100% |
| Thompson Creek Mining Co. | Thompson Creek Mine - USA | Development | 100% |
| Langeloth Metallurgical Company LLC | Langeloth - USA | Operation | 100% |
| Gemfield Resources LLC | Goldfield Project - USA | Exploration and evaluation | 100% |
| AuRico Metals Inc. | Kemess Project - Canada | Exploration and evaluation | 100% |

The Company's common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbols "CG" and "CGAU", respectively.

As at February 20, 2025, there are 210,206,602 common shares issued and outstanding, options to acquire 2,489,556 common shares outstanding under the Company's stock option plan, and 898,283 restricted share units redeemable for common shares outstanding under the Company's restricted share unit plan (redeemable on a 1:1 basis for common shares).

## Overview of Consolidated Financial and Operating Highlights

| ($millions, except as noted) | Three months ended December 31, | | | Years ended December 31, | | |
|---|---|---|---|---|---|---|
| | 2024 | 2023 | % Change | 2024 | 2023 | % Change |
| **Financial Highlights** | | | | | | |
| Revenue | **302.4** | 340.0 | (11)% | **1,214.5** | 1,094.9 | 11 % |
| Production costs | **190.6** | 161.3 | 18 % | **710.3** | 706.0 | 1 % |
| Depreciation, depletion, and amortization ("DDA") | **32.5** | 40.6 | (20)% | **126.2** | 124.9 | 1 % |
| Earnings from mine operations | **79.3** | 138.1 | (43)% | **378.0** | 264.0 | 43 % |
| Net (loss) earnings | **(52.5)** | (28.8) | (82)% | **80.4** | (81.3) | 199 % |
| Adjusted net earnings[1] | **36.6** | 61.2 | (40)% | **152.9** | 10.5 | 1356 % |
| Cash provided by operating activities | **92.8** | 145.4 | (36)% | **298.4** | 245.6 | 21 % |
| Free cash flow[1] | **47.0** | 111.0 | (58)% | **138.6** | 160.2 | (13)% |
| Additions to property, plant and equipment ("PP&E") | **41.9** | 67.9 | (38)% | **174.8** | 121.7 | 44 % |
| Capital expenditures - total[1] | **46.5** | 36.4 | 28 % | **160.1** | 88.3 | 81 % |
| Sustaining capital expenditures[1] | **19.5** | 34.5 | (43)% | **101.6** | 83.5 | 22 % |
| Non-sustaining capital expenditures[1] | **27.0** | 1.9 | 1321 % | **58.5** | 4.8 | 1119 % |
| Net (loss) earnings per common share - $/share basic[2] | **(0.25)** | (0.13) | (92)% | **0.38** | (0.37) | 202 % |
| Adjusted net earnings per common share - $/share basic[1][2] | **0.17** | 0.28 | (39)% | **0.72** | 0.05 | 1340 % |
| **Operating highlights** | | | | | | |
| Gold produced (oz) | **73,224** | 129,259 | (43)% | **368,104** | 350,317 | 5 % |
| Gold sold (oz) | **83,876** | 130,281 | (36)% | **368,183** | 348,399 | 6 % |
| Average market gold price ($/oz) | **2,664** | 1,974 | 35 % | **2,388** | 1,942 | 23 % |
| Average realized gold price ($/oz )[3] | **2,207** | 1,846 | 20 % | **2,078** | 1,718 | 21 % |
| Copper produced (000s lbs) | **12,769** | 19,695 | (35)% | **54,342** | 61,862 | (12)% |
| Copper sold (000s lbs) | **16,361** | 16,562 | (1)% | **57,897** | 60,109 | (4)% |
| Average market copper price ($/lb) | **4.17** | 3.70 | 13 % | **4.15** | 3.85 | 8 % |
| Average realized copper price ($/lb)[3] | **2.88** | 3.00 | (4)% | **3.25** | 3.01 | 8 % |
| Molybdenum roasted (000 lbs)[4] | **2,884** | 2,247 | 28 % | **10,164** | 11,377 | (11)% |
| Molybdenum sold (000s lbs) | **2,858** | 2,158 | 32 % | **10,912** | 11,235 | (3)% |
| Average market molybdenum price ($/lb) | **21.71** | 18.64 | 16 % | **21.30** | 24.19 | (12)% |
| Average realized molybdenum price ($/lb)[3] | **22.67** | 20.35 | 11 % | **22.05** | 25.39 | (13)% |
| **Unit costs** | | | | | | |
| Gold production costs ($/oz)[5] | **1,096** | 595 | 84 % | **913** | 733 | 25 % |
| All-in sustaining costs on a by-product basis ($/oz)[1][5] | **1,296** | 831 | 56 % | **1,148** | 1,013 | 13 % |
| Gold - All-in sustaining costs on a co-product basis ($/oz)[1][5] | **1,446** | 905 | 60 % | **1,270** | 1,069 | 19 % |
| Copper production costs ($/lb)[5] | **1.89** | 1.85 | 2 % | **2.04** | 2.29 | (11)% |
| Copper - All-in sustaining costs on a co-product basis ($/lb)[1][5] | **2.12** | 2.42 | (12)% | **2.47** | 2.69 | (8)% |

[1] Non-GAAP financial measure. See discussion under "Non-GAAP and Other Financial Measures".
[2] As at December 31, 2024, the Company had 210,031,280 common shares issued and outstanding.
[3] This supplementary financial measure within the meaning of National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure ("NI 51-112") is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold and includes the impact from the Mount Milligan Streaming Agreement (defined below), copper hedges and mark-to-market adjustments on metal sold not yet finally settled.
[4] Amount does not include 0.8 million pounds of molybdenum roasted of toll material for the three months ended December 31, 2024 (2023 - 1.0 million) and 2.3 million pounds of molybdenum roasted of toll material in 2024 (2023 - 1.7 million).
[5] All per unit costs metrics are expressed on a metal sold basis.

**Overview of Consolidated Results**

*Fourth Quarter 2024 compared to Fourth Quarter 2023*

A net loss of $52.5 million was recognized in the fourth quarter of 2024, compared to a net loss of $28.8 million in the fourth quarter of 2023. The increase in net loss was primarily due to:

- a non-cash impairment loss of $193.6 million related to the Goldfield Project recognized in the fourth quarter of 2024 compared to a non-cash impairment loss of $34.1 million related to the Kemess Project and Berg Property recognized in the fourth quarter of 2023; and
- lower earnings from mine operations of $79.3 million recognized in the fourth quarter of 2024 compared to $138.1 million in the fourth quarter of 2023. The decrease in earnings from mine operations was primarily due to lower ounces of gold produced and sold at the Öksüt Mine mainly attributable to higher production level during the fourth quarter of 2023 from processing the built-up gold-in-carbon inventory following the resumption of operations in June 2023, higher production costs and higher DDA at the Mount Milligan Mine. The decrease was partially offset by higher average realized gold prices, higher gold ounces sold at the Mount Milligan Mine, lower production costs and lower DDA at the Öksüt Mine and improved financial performance at the Langeloth Facility.

The increase in net loss was partially offset by:

- an incremental gain of $63.1 million recognized on the sale of the Company's interest in the Greenstone Gold Mines Partnership ("Greenstone Partnership"). The sale of the Company's 50% interest in the Greenstone Partnership was completed on January 19, 2021 with the receipt of cash consideration of $210.0 million and the Company was entitled to receive additional contingent payments based on a construction decision declaration, which was paid in December 2023, and the achievement of subsequent production milestones. Following the announcement of Greenstone Mine's achievement of commercial production on November 6, 2024, the variable constraint on the contingent payments was removed and the Company recognized a contract asset and additional gain on sale representing the amount due from Equinox;
- higher other non-operating income of $16.0 million recognized in the fourth quarter of 2024 compared to other non-operating income of $1.1 million in the fourth quarter of 2023 primarily attributable to a higher foreign exchange gain from a movement in foreign currency exchange rates and an increase in interest income earned on the Company's cash balance;
- a reclamation expense of $1.7 million in the fourth quarter of 2024 compared to a reclamation expense of $50.1 million in the fourth quarter of 2023. The decrease in reclamation expense was primarily attributable to changes in the risk-free interest rates applied to discount the estimated provision for future reclamation cash outflows at the Endako Mine, Kemess Project and Thompson Creek Mine and an increase in estimated future reclamation cash outflows at the Kemess Project in the fourth quarter of 2023;
- other operating income of $28.0 million in the fourth quarter of 2024 compared to an operating expense of $4.8 million in the fourth quarter of 2023 primarily attributable to an unrealized gain on the financial asset related to the Additional Royal Gold Agreement; and
- lower income tax expense of $18.2 million in the fourth quarter of 2024 compared to income tax expense of $38.9 million in the fourth quarter of 2023. The decrease in income tax expense was mainly due to lower income generated at the Öksüt Mine due to lower gold ounces sold.

Adjusted net earnings[NG] of $36.6 million were recognized in the fourth quarter of 2024, compared to adjusted net earnings[NG] of $61.2 million in the fourth quarter of 2023. The decrease in adjusted net earnings[NG] was primarily due to lower earnings from mine operations as discussed above, partially offset by lower income tax expense and an increase in interest income earned on the Company's cash balance.

The main adjusting items to net loss in the fourth quarter of 2024 were:

- $193.6 million of a non-cash impairment loss related to the Goldfield Project;
- $63.1 million of an incremental gain on the sale of Greenstone Partnership;

- $33.9 million of unrealized gain on the financial asset related to the Additional Royal Gold Agreement; and
- $9.9 million of unrealized gain on foreign exchange mainly from the movement in foreign currency exchange rates on the reclamation provision at the Endako Mine and Kemess Project.

The main adjusting items to net loss in the fourth quarter of 2023 were:

- $50.0 million of reclamation expense as noted above; and
- $34.1 million related to the non-cash impairment loss of the Kemess Project and the Berg Property.

Cash provided by operating activities was $92.8 million in the fourth quarter of 2024, compared to $145.4 million in the fourth quarter of 2023. The decrease was primarily attributable to lower earnings from mine operations and reclamation payments related to the closure of the spillway for Tailings Pond 2 and Denak West dewatering project at the Endako Mine. Partially offsetting the overall decrease in cash provided by operating activities were a favourable working capital change at the Mount Milligan Mine primarily related to the timing of cash collection from customer and vendor payments, a favorable working capital movement at the Öksüt Mine due to timing of vendor payments and lower tax payments at the Öksüt Mine.

Free cash flow[NG] of $47.0 million was recognized in the fourth quarter of 2024, compared to free cash flow[NG] of $111.0 million in the fourth quarter of 2023. The decrease in free cash flow[NG] was primarily due to lower cash provided by operating activities as outlined above as well as higher property, plant and equipment additions mainly due to higher capital spending at the Thompson Creek Mine following the restart decision.

***Year ended December 31, 2024 compared to December 31, 2023***

Net earnings of $80.4 million were recognized in 2024, compared to a net loss of $81.3 million in 2023. The increase in net earnings was primarily due to:

- higher earnings from mine operations of $378.0 million in 2024 compared to $264.0 million in 2023 primarily due to higher average realized gold prices and an increase in the ounces of gold produced and sold at the Mount Milligan Mine and higher average realized copper prices. Partially offsetting these factors were lower copper pounds sold at Mount Milligan Mine;
- an incremental gain of $63.1 million recognized on the sale of the Company's interest in the Greenstone Partnership;
- a reclamation recovery of $25.3 million in 2024 compared to a reclamation expense of $34.4 million in 2023 primarily attributable to an increase in an estimate of future reclamation cash outflows at the Endako Mine and the Kemess Project in the comparative period and changes in the risk-free interest rates applied to discount the estimated provision for future reclamation cash outflows at the Endako Mine and Kemess Project in 2024;
- higher other non-operating income of $49.1 million in 2024 compared to $11.1 million in 2023 primarily due to an unrealized foreign exchange gain attributable to a movement in foreign currency exchange rates and increase in interest income earned on the Company's cash balance; and
- lower operating expenses of $2.4 million in 2024 compared to $29.6 million in 2023 primarily attributable to an unrealized gain on the financial asset related to the Additional Royal Gold Agreement.

The increase in net earnings was partially offset by a non-cash impairment loss of $193.6 million related to the Goldfield Project recognized in 2024 compared to a non-cash impairment loss of $34.1 million related to the Kemess Project and Berg Property recognized in 2023.

Adjusted net earnings[NG] of $152.9 million were recognized in 2024, compared to adjusted net earnings[NG] of $10.5 million in 2023. The increase in adjusted net earnings[NG] was due to higher earnings from mine operations and an increase in interest income earned on the Company's cash balance.

The main adjusting items to net earnings in 2024 were:

- $193.6 million of a non-cash impairment loss related to the Goldfield Project;
- $63.1 million of an incremental gain on the sale of Greenstone Partnership;
- $25.4 million of reclamation provision revaluation recovery, as noted above;
- $23.5 million of unrealized loss on the financial asset related to the Additional Royal Gold Agreement; and
- $12.0 million of unrealized gain on foreign exchange mainly from the effect of movement in foreign currency exchange rates on the reclamation provision at the Endako Mine and Kemess Project.

The main adjusting items to net loss in 2023 were:

- $34.2 million reclamation provision revaluation recovery, as noted above;
- $34.1 million related to the non-cash impairment loss of the Kemess Project and the Berg Property; and
- $19.7 million of income tax expense resulting from the effect of foreign exchange rate changes on monetary assets and liabilities in the determination of taxable income related to the Öksüt Mine and the Mount Milligan Mine as well as the introduction of a one-time income tax levied on taxpayers eligible to claim Turkish Investment Incentive Certificate benefits in 2022.

Cash provided by operating activities was $298.4 million in 2024 compared to $245.6 million in 2023. The increase in cash provided by operating activities was primarily due to higher earnings from mine operations, higher interest income earned on the Company's cash balance and no stand-by costs at the Öksüt Mine. Partially offsetting these impacts were reclamation payments related to the closure of the spillway for Tailings Pond 2 and Denak West dewatering project at the Endako Mine, an unfavourable working capital movement at the Mount Milligan Mine from the timing of vendor payments as well as higher royalty and tax payments at the Öksüt Mine.

Free cash flow[NG] of $138.6 million was recognized in 2024 compared to free cash flow[NG] of $160.2 million in 2023. The decrease in free cash flow[NG] was primarily due to higher spending at the Thompson Creek Mine related to mining equipment refurbishments and purchases, and pre-stripping activities and higher property, plant and equipment additions at the Mount Milligan Mine and Öksüt Mine, partially offset by higher cash provided by operating activities as outlined above.

**Recent Events and Developments**

*Mount Milligan Mine Pre-feasibility Study*

Early in 2024, the Company initiated a preliminary economic assessment ("PEA") as part of a strategic process to evaluate the total potential of the Mount Milligan Mine with a goal to unlock additional value beyond its current stated mine life. As a result of significant technical study progress to date and positive drill results, the Company has made the decision to advance directly to a Pre-feasibility Study Technical Report ("PFS"). The PFS and associated updated mineral reserves estimate are expected to be announced in the third quarter of 2025.

During 2024, the Company has identified an opportunity to accelerate the use of in-pit mine waste storage, which increases the available storage capacity in the existing tailings facility and extended the overall mine life for the current reserves estimate, while we continue with technical work to extend reserves mine life. As a result, there was an increase in the stated proven and probable reserves as at December 31, 2024 that results in the existing life of mine ("LOM") extension by approximately one year to 2036.

Work on the PFS is ongoing and the Company is optimistic that the mine life can be further extended beyond the mine life of approximately 2036 as discussed above. Centerra is evaluating options for additional tailings capacity either by expanding the existing tailings facility or constructing a second one. It is also expected that the PFS will incorporate an increase of annual mill throughput in the range of 10% through ball mill motor upgrades and additional downstream flowsheet improvements at a modest overall capital expenditure, which may also provide the benefit of improved overall metal recovery.

As Centerra looks to the future of Mount Milligan beyond 2036, the establishment of the new Mining and Critical Minerals Ministry is an encouraging step forward, demonstrating the Province of British Columbia's commitment to streamlining permitting and regulatory processes for critical mineral projects.

*Restart of the Thompson Creek Mine and Strategic Plan for the US Molybdenum Operations*

On September 12, 2024, Centerra issued a news release that provided the results of the Thompson Creek Mine feasibility study, including a strategic, integrated business plan for its Molybdenum BU consisting of a restart of the Thompson Creek Mine and a commercially optimized plan for the Langeloth Facility. The restart of the Thompson Creek Mine, vertically integrated with operations at the Langeloth Facility, is estimated to result in a combined $472 million after-tax net present value using 8% discount rate, and 22% after-tax internal rate of return, based on a flat molybdenum price of $20 per pound. Compared to the pre-feasibility study issued on September 18, 2023, the integrated economics based on the feasibility study have improved, including an updated life of mine of 12 years, total molybdenum production of 146 million pounds and a significantly de-risked capital estimate of $397 million in total initial, non-sustaining capital expenditures over approximately three years, from September 2024 through mid-2027. The restart decision aligns with strategic objective of the Company to realize the value of the Molybdenum BU underpinned by robust project economics, strong reserve base and life of mine longer than 10 years.

Centerra has also completed a commercial optimization plan at the Langeloth Facility, geared at increasing profitability and maximizing its future potential by increasing production levels to its full existing capacity, achieved by a ramp-up in the purchase of third-party concentrates and the restart of the Thompson Creek Mine. At full production capacity of approximately 40 million pounds, integrated with Thompson Creek Mine, the Langeloth Facility has the potential to generate higher returns and higher cash flows from operations. Following the completion of a feasibility study and commercial optimization plan, the Board approved the full restart of operations at the Thompson Creek Mine and a progressive ramp-up of production at the Langeloth Facility.

The initial capital investment to restart Thompson Creek is approximately $397 million. The capital required is significantly de-risked due to an existing pit, significantly advanced rebuilds and purchases, and an existing process plant that requires modest upgrades and refurbishments. A majority of the anticipated capital expenditures are expected to be focused on capitalized stripping, plant refurbishments and mine mobile fleet upgrades. At current metal prices, the capital investment to restart Thompson Creek is expected to be funded largely from Centerra's cash flow from operations.

<u>Fourth Quarter 2024 Highlights of Restart Activities</u>

Since the restart decision in September 2024, the site achieved approximately 7% completion status with significant advancements in pre-stripping activities and mine equipment refurbishments and purchases. In the fourth quarter of 2024, Thompson Creek continued pre-stripping operations, initiated detailed engineering work for the plant refurbishment with an engineering consulting firm and commenced preliminary mill refurbishment activities with the Thompson Creek Mine maintenance workforce. The key milestones completed in the fourth quarter of 2024 include:

- Thompson Creek continued pre-stripping operations with 4.1 million tons moved;
- Detailed engineering work for the plant refurbishment was initiated with an engineering consulting firm, with a focus on engineering and procurement for long-lead items;
- Preliminary mill refurbishment activities commenced, with initial demolition of the copper cementation area and flotation cells completed;
- Mobile fleet refurbishment is on track and approximately 80% complete, with the majority of the work on trucks, shovels, dozers and road graders completed; and
- The project schedule is on track and in line with the feasibility study, targeting first production in the second half of 2027.

In the fourth quarter of 2024, non-sustaining capital expenditures[NG] were $27.0 million. Since the restart decision, non-sustaining capital expenditures[NG] were $29.6 million, slightly lower than the feasibility study, mainly due to a slightly slower ramp-up of mining workforce and timing of mining equipment purchases. The project remains in line with the total initial capital expenditures[NG] estimate of $397 million as outlined in the feasibility study.

| ($millions, except as noted) | As of December 31, 2024 |
| --- | --- |
| Initial capital expenditures[NG] estimate | 397.0 |
| Non-sustaining capital expenditures[NG] since the restart decision | 29.6 |
| Remaining spend | 367.4 |

Centerra maintains a strong cash position of $624.7 million, ensuring sufficient liquidity to finance ongoing project activities. The Company continues to expect to finance the majority of 2025 expenditures from the cash flows provided by the Mount Milligan Mine and the Öksüt Mine.

***Kemess Project Assessment***

The Kemess property has substantial gold and copper resources in a highly prospective district with significant infrastructure already in place, including: a 300 kilometer 230 kilovolt power line, one of the longest privately owned power lines in British Columbia; a 50,000 tonnes per day nameplate processing plant, which would require some refurbishment and equipment replacements; site infrastructure including a camp, administration facilities, truck shop and warehouse; and tailings storage through in-pit and an existing facility which is capable of expansion. Centerra is currently working to update the Kemess resource model from the results of a drilling campaign conducted in 2024. The program included 12,000 meters of diamond drilling for exploration, geotechnical, and metallurgical testing purposes.

During 2024, Centerra commenced evaluation of technical concepts and engineering trade-off studies for potential restart options at the Kemess Project. Early operating concepts include a combined open pit and conventional underground operation, which is expected to be less capital intensive and have a better cash flow profile than the previously permitted underground block cave concept. In addition to an exploration campaign in 2025 to further delineate the resource, the Company is planning on continuing to advance the technical studies that will include metallurgical testing for flowsheet optimization, mine plan optimization, materials handling infrastructure engineering, tailings design optimization, as well as initiation of environmental baseline studies. Early indications show potential for a long-life operation, that takes advantage of the significant infrastructure already in place.

The Company expects to provide an updated resource estimate and an accompanying update on the technical concept for the Kemess Project in the second quarter of 2025.

***Transaction with RGLD Gold AG and Royal Gold, Inc.***

The Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold, Inc. (together, "Royal Gold") which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per metric tonne of copper delivered ("Mount Milligan Mine Streaming Agreement").

On February 13, 2024, the Company and its subsidiary, Thompson Creek Metals Company Inc. ("TCM") entered into an additional agreement with Royal Gold (the "Additional Royal Gold Agreement"), relating to the Mount Milligan Mine. As part of the Additional Royal Gold Agreement, Royal Gold has agreed, among other things, to increase cash payments for the Mount Milligan Mine's gold and copper delivered to Royal Gold based on the achievement of certain threshold amounts of gold and copper delivered to Royal Gold from shipments occurring after January 1, 2024. The percentage of gold and copper production streamed to Royal Gold remains unchanged at 35% gold and 18.75% copper.

The first threshold date ("First Threshold Date") will occur when TCM has delivered to Royal Gold either an aggregate of 375,000 ounces of gold or 30,000 tonnes of copper from shipments occurring after January 1, 2024. The second threshold (gold) date ("Second Threshold (Gold) Date") will occur once TCM has delivered to Royal Gold an aggregate of 665,000 ounces of gold and the second threshold (copper) date ("Second Threshold (Copper) Date") will occur once TCM has delivered to Royal Gold 60,000 tonnes of copper, in each case from shipments occurring after January 1, 2024.

When considered together with the streaming payments under the Mount Milligan Streaming Agreement, the Additional Royal Gold Agreement will effectively provide aggregate cash payments for gold and copper sold ("Threshold Payments") under the Mount Milligan Streaming Agreement as follows:

For gold:

- the lower of $850 per ounce and 50% of the gold spot price for the period between the First Threshold Date and the Second Threshold (Gold) Date; and
- the lower of $1,050 per ounce and 66% of the gold spot price from and after the Second Threshold (Gold) Date.

For copper:

- 50% of the copper spot price for the period between the First Threshold Date and the Second Threshold (Copper) Date; and
- 66% of the copper spot price from and after the Second Threshold Copper Date.

The Additional Royal Gold Agreement also provides the Mount Milligan Mine a right to elect to receive payments ("Pre-Threshold Payments") from Royal Gold prior to the First Threshold Date but only in a low commodity price environment. If both the gold spot price is at or falls below $1,600 per ounce and the copper spot price is at or falls below $3.50 per pound ("Pre-Threshold Reference Prices"), then the Company may elect to receive:

- For gold, the lesser of: (i) $415 per ounce, for an aggregate cash payment per ounce equal to $850 when including any cash payment under the Mount Milligan Mine Streaming Agreement; and (ii) an amount per ounce equal to the difference of 66% of the gold spot price, less any cash payment under the Mount Milligan Mine Streaming Agreement; and

- For copper, 35% of the copper spot price, for an aggregate cash payment per metric tonne equal to 50% of the copper spot price when including any cash payment under the Mount Milligan Mine Streaming Agreement.

Any Pre-Threshold Payments previously received would be offset against Threshold Payments if the prices of gold and copper each increase above the Pre-Threshold Reference Prices at the time of any gold or copper delivery under the Mount Milligan Mine Streaming Agreement.

The Company and TCM have agreed to make certain payments and deliveries to Royal Gold as part of the Additional Royal Gold Agreement, including:

- An initial cash payment of $24.5 million, which was made in the first quarter of 2024;
- A commitment to deliver an aggregate of 50,000 ounces of gold. The first 33,333 ounces are expected to be delivered in tranches after an equivalent number of gold ounces are received by Centerra in relation to the sale of Centerra's 50% interest in the Greenstone Gold Mines Partnership. Any remaining ounces are to be delivered to Royal Gold in quarterly installments equally over a 5-year period, with first delivery to occur by June 30, 2030;
- Commencing on January 1 of the fiscal year following the later of delivering to Royal Gold an aggregate of 375,000 ounces of gold and an aggregate of 30,000 tonnes of copper, in each case from shipments occurring after January 1, 2024, but no later than January 1, 2036, payments equal to 5% of the Mount Milligan Mine's annual free cash flow, which increase by an additional 5% of annual free cash flow (for a total of 10% per year) commencing after the later of the Second Threshold (Gold) Date and Second Threshold (Copper) Date, but no later than January 1, 2036. No payments will be made for a calendar year in which free cash flow is negative, and Centerra is allowed to recoup any negative free cash flow before any such payments to Royal Gold resume. Free cash flow has a meaning specifically defined in the Additional Royal Gold Agreement; and
- An indemnification for Royal Gold and its affiliates for up to $25 million of specified incremental taxes that may be assessed as a result of the Additional Royal Gold Agreement for a period of seven years.

The value of the Threshold Payments to be received by the Company will depend on the Mount Milligan Mine's production and the ability to sustain the updated life of mine (i.e. additional gold and copper payments can be suspended if (and for as long as) the Company discloses proven and probable reserves which, when combined with mining depletion from the transaction date, are lower than those disclosed in the mineral reserves and mineral resources update on February 14, 2024). Potential suspension of Threshold Payments would not impact the Company's and TCM's obligation to make the payments and deliveries mentioned above to Royal Gold. As a result of the Additional Royal Gold Agreement, the mine life was initially extended by two years.

***Normal Course Issuer Bid***

On November 5, 2024, Centerra announced that the Toronto Stock Exchange had accepted the renewal of a NCIB to purchase for cancellation up to an aggregate of 18,800,929 common shares in the capital of the Company during the twelve-month period commencing on November 7, 2024 and ending on November 6, 2025. Any tendered common shares taken up and paid for by Centerra under the NCIB are cancelled.

During the fourth quarter of 2024, the Company repurchased 1,766,130 common shares for a total consideration of $12.2 million (C$16.0 million) under its NCIB program. During the year ended December 31, 2024, the Company repurchased 6,731,430 common shares for a total consideration of $44.1 million (C$59.3 million) under its NCIB program.

***Exploration and Project Evaluation Update***

Exploration activities during the quarter included drilling, surface rock and soil sampling, geological mapping and geophysical surveying at the Company's various projects and earn-in properties, targeting gold and copper mineralization in Canada, Türkiye, and the USA. The activities were primarily focused on drilling programs at the Mount Milligan Mine in British Columbia, Goldfield Project in Nevada and greenfield projects in the USA and Türkiye. Project evaluation expenditures were primarily focused on the Goldfield Project in Nevada and Kemess Project in British Columbia.

<u>Mount Milligan Mine</u>

At Mount Milligan Mine, a total of 69 holes for 23,072 metres were completed during the year. Approximately 85% of the drilling was carried out within the resource pit and within the four more distant brownfield areas within the mine lease (North Slope, Goldmark, Saddle West and Boundary). In all these areas, results received show mineralization extending west from the pit margin and below the ultimate pit boundary. These results are positive and indicate a potential for future resource expansion.

<u>Goldfield Project</u>

At the Goldfield Project in Nevada, USA, brownfield exploration with diamond and reverse circulation ("RC") drilling was completed at the Jupiter, Adams and Diamondfield prospects, and was ongoing at the Daisy and Linda prospects in the fourth quarter of 2024. Resource modeling for Gemfield and Jupiter was completed during the quarter.

As a result of a continuing strategic review of the project, the Company continued to focus exploration activities on oxide and transition material, principally in the Gemfield and nearby deposits with a view to develop a more simplified ore processing method and a flow sheet with lower capital costs and increased returns on the project when compared to the known sulphide ore at the Goldfield Project.

The Company published the initial resource estimate for the project as part of the 2024 year end resources and reserves statement. Based on the size of resource estimate, Centerra has decided not to proceed with the development of Goldfield Project at this time. This resulted in the recognition of a non-cash impairment loss in the fourth quarter of 2024. The Company remains committed to maximizing the project's potential and will conduct close-out drilling in 2025, while exploring strategic options for the property.

## 2025 Outlook

The Company's full year 2025 outlook, and comparative actual results for the year ended December 31, 2024 of certain operating metrics are set out in the sections below.

### Gold and copper producing assets

| | Units | 2025 Guidance | 2024 Actual |
|---|---|---|---|
| **Production** | | | |
| Total gold production[1] | (koz) | 270 - 310 | 368 |
| Mount Milligan Mine[2][3][4] | (koz) | 165 - 185 | 168 |
| Öksüt Mine | (koz) | 105 - 125 | 201 |
| Total copper production[2][3][4] | (Mlb) | 50 - 60 | 54 |
| **Unit Costs[5]** | | | |
| Gold production costs[1] | ($/oz) | 1,100 - 1,200 | 913 |
| Mount Milligan Mine[2] | ($/oz) | 1,075 - 1,175 | 1,105 |
| Öksüt Mine | ($/oz) | 1,100 - 1,200 | 748 |
| All-in sustaining costs on a by-product basis[NG(1)(3)(4)] | ($/oz) | 1,400 - 1,500 | 1,148 |
| Mount Milligan Mine[4] | ($/oz) | 1,100 - 1,200 | 1,078 |
| Öksüt Mine | ($/oz) | 1,475 - 1,575 | 1,015 |
| **Capital Expenditures** | | | |
| Additions to PP&E[1] | ($M) | 105 - 130 | 110.5 |
| Mount Milligan Mine | ($M) | 75 - 90 | 55.8 |
| Öksüt Mine | ($M) | 30 - 40 | 54.7 |
| Total Capital Expenditures[NG(1)] | ($M) | 105 - 130 | 95.9 |
| Sustaining Capital Expenditures[NG(1)] | ($M) | 95 - 115 | 95.9 |
| Mount Milligan Mine | ($M) | 65 - 75 | 54.0 |
| Öksüt Mine | ($M) | 30 - 40 | 41.9 |
| Non-sustaining Capital Expenditures[NG(1)] | ($M) | 10 - 15 | — |
| Mount Milligan Mine | ($M) | 10 - 15 | — |
| **Other Items** | | | |
| Depreciation, depletion and amortization[1] | ($M) | 95 - 115 | 122.8 |
| Mount Milligan Mine | ($M) | 60 - 70 | 72.8 |
| Öksüt Mine | ($M) | 35 - 45 | 50.0 |
| Income tax and BC mineral tax expense[1] | ($M) | 35 - 42 | 87.5 |
| Mount Milligan Mine | ($M) | 3 - 5 | 3.6 |
| Öksüt Mine | ($M) | 32 - 37 | 83.9 |

1. Consolidated Centerra figures.
2. The Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold Inc. (together, "Royal Gold") which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per metric tonne of copper delivered ("Mount Milligan Mine Streaming Agreement"). Using an assumed market gold price of $2,400 per ounce and an assumed market copper price of $4.00 per pound for 2025, the Mount Milligan Mine's average realized gold and copper price for 2025 would be $1,712 per ounce and $3.36 per pound, respectively, compared to average realized prices of $1,761 per ounce and $3.25 per pound in 2024, when factoring in the Mount Milligan Streaming Agreement and concentrate refining and treatment costs.
3. Gold and copper production for 2025 at the Mount Milligan Mine assumes estimated recoveries of 64% to 66% for gold and 77% to 79% for copper compared to actual recoveries for gold of 62.8% and for copper of 74.8% achieved in 2024.
4. Unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costs[NG]. Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions levied by smelters.
5. Units noted as ($/oz) relate to gold ounces.

Production Profile

In 2024, the Company reported consolidated gold and copper production of 368,104 ounces of gold and 54.3 million pounds of copper, respectively. Centerra's 2025 consolidated gold production is projected to be between 270,000 and 310,000 ounces. This includes estimated 165,000 to 185,000 ounces from the Mount Milligan Mine and 105,000 to 125,000 ounces from the Öksüt Mine. The 2025 copper production is expected to be 50 to 60 million pounds.

In 2024, the Mount Milligan Mine produced 167,579 ounces of gold and 54.3 million pounds of copper. In 2025, the Mount Milligan Mine's gold production guidance is projected to be 165,000 to 185,000 ounces and copper production guidance is projected to be 50 to 60 million pounds. In 2025, gold and copper grades are expected to be similar to those in 2024, and gold and copper recoveries in 2025 are expected to be higher than last year. The Mount Milligan plant is expected to operate at higher throughput levels than in 2024 due to materials handling improvements implemented in 2024. The plant is scheduled for two major shutdowns in the first and third quarters of 2025. The first shutdown will include shell relining for both ball mills that is performed on average every 18 months. An improvement in metal recoveries in 2025 relative to 2024 is expected to be driven by a reduction in the sales copper concentrate grade as well as other projects to optimize the flotation circuits, but may continue to be impacted by partial oxidation of ore rehandled from the stockpile. Sales and monetization of gold ounces and copper pounds are dependent on the timing of ocean vessels. Gold production and sales are expected to be relatively evenly weighted through 2025, while copper sales are expected to closely track copper production and to be weighted to the second half of 2025.

In 2024, the Öksüt Mine produced 200,525 ounces of gold. During the first nine months of 2024, the Öksüt Mine finished processing the excess gold inventory that it had accumulated during the shutdown of operations between March 2022 and early June 2023, leading to elevated gold production levels. Production levels in the fourth quarter of 2024 returned to more normalized levels. In 2025, the Öksüt Mine's gold production guidance is projected to be 105,000 to 125,000 ounces driven by a return to steady state production levels, as planned. Gold sales are expected to closely follow the gold production profile and be relatively evenly distributed throughout 2025.

Cost Profile

In 2024, the Company's consolidated gold production costs amounted to $913 per ounce. In 2025, the Company anticipates its consolidated gold production costs to range from $1,100 to $1,200 per ounce. The expected increase in the gold production costs per ounce is largely due to lower gold production at the Öksüt Mine and the impact of net inflation in Türkiye compared to the previous year.

In 2024, the Mount Milligan Mine reported gold production costs of $1,105 per ounce. In 2025, the Company anticipates the Mount Milligan Mine's gold production cost guidance to be in the range of $1,075 to $1,175 per ounce, similar to 2024. It is expected that the Mount Milligan Mine's mining and milling per unit costs will continue to benefit from various optimization initiatives. The 2025 production costs are expected to be impacted by higher allocation of mining costs to the TSF and higher mill maintenance costs associated with the relining of ball mills as outlined above. As part of the ongoing full asset optimization program, the Mount Milligan Mine has reduced operational costs and is actively pursuing opportunities to further reduce costs. These efforts are focused on several key areas including optimizing costs relating to grinding media, major consumables and spare parts through improvement of procurement strategies and consumption optimization. Approximately 95% of the Mount Milligan Mine's costs are sourced from Canadian vendors and the Company does not expect significant impact from potential tariffs levied on imported goods. The Company anticipates that the primary vendors of the Mount Milligan Mine may experience cost pressures as a result of potential tariffs that could ultimately result in increased costs to the mine. The Company continues to assess these impacts.

In 2024, the Öksüt Mine reported gold production costs of $748 per ounce. The gold production cost per ounce in 2024 benefited from processing stacked ore inventory that had been accumulated on the heap leach pad at the Öksüt Mine in prior years, resulting in a relatively low weighted average cost per ounce. In 2025, the Company estimates the Öksüt Mine's gold production costs to be in the range of $1,100 to $1,200 per ounce. A higher anticipated gold production cost per ounce profile in 2025 is primarily attributed to the impact of net inflation in the country as well as lower gold production and sales volumes, as noted above. In 2024, the impact of persistently high inflation in Türkiye was not fully offset by the devaluation of the Turkish lira. Approximately 50% of the site operating and capital costs are denominated in Turkish lira, and labour cost arrangements, including the Öksüt Mine's mining contractor, are subject to periodic cost of living adjustments driven by in-country inflation.

Copper production costs at the Mount Milligan Mine were $2.04 per pound in 2024. In 2025, copper production costs are projected to be in the range of $2.00 to $2.50 per pound. Copper production costs in 2025 are expected to reflect the same cost trends that impact the gold productions costs noted above.

Consolidated all-in sustaining costs on a by-product basis[NG] were $1,148 per ounce in 2024. In 2025, the Company expects its consolidated all-in sustaining costs on a by-product basis[NG] to be in the range of $1,400 to $1,500 per ounce. The anticipated increase in consolidated all-in sustaining costs on a by-product basis[NG] in 2025, compared to the previous year, is primarily due to higher gold production costs per ounce at the Öksüt Mine, higher sustaining capital expenditures[NG] planned for the Mount Milligan Mine and slightly lower by-product credits.

At the Mount Milligan Mine, all-in sustaining costs on a by-product basis[NG] were $1,078 per ounce in 2024. All-in sustaining costs on a by-product basis[NG] are expected to range from $1,100 to $1,200 per ounce. The Company expects all-in sustaining costs on a by-product basis[NG] to be higher primarily due to strategic investments targeting further optimizations including a purchase of larger truck boxes to optimize payload and reduce future truck purchases, and slightly lower copper credits due to a lower assumed copper price for 2025.

The Öksüt Mine's all-in sustaining costs on a by-product basis[NG] were $1,015 per ounce in 2024. The all-in sustaining costs on a by-product basis[NG] per ounce for 2025 are projected to increase from the 2024 levels driven by higher gold production costs per ounce anticipated in 2025 as outlined above. As a result, the Company expects the Öksüt Mine's all-in sustaining costs on a by-product basis[NG] to be in the range of $1,475 to $1,575 per ounce.

Capital Expenditures

Additions to Property, Plant and Equipment ("PP&E") for IFRS accounting purposes includes certain non-cash additions to PP&E such as positive or negative changes in future reclamation costs and capitalization of leases. Capital expenditures[NG], which comprise of sustaining capital expenditures[NG] and non-sustaining capital expenditures[NG], exclude such non-cash additions to PP&E. The reconciliation of additions to PP&E and capital expenditures[NG] is included in the Non-GAAP and Other Financial Measures section of this MD&A. In 2024, additions to PP&E for gold and copper producing assets were $110.5 million and total capital expenditures[NG] for these assets were $95.9 million.

The Mount Milligan Mine's additions to PP&E in 2024 were $55.8 million and total capital expenditures[NG] were $54.0 million. The difference between additions to PP&E and capital expenditures[NG] was mainly due to a change to future reclamation costs of $1.7 million and the costs capitalized to the right of use assets of $2.8 million. In 2025, the Mount Milligan Mine is expecting additions to PP&E and total capital expenditures[NG] to be in the range from $75 to $90 million including sustaining capital expenditures[NG] in the range from $65 to $75 million and non-sustaining capital expenditures[NG] in the range from $10 to $15 million. Most of the sustaining capital expenditures[NG] in 2025 relate to capitalized TSF construction costs amounting to $25 to $30 million with the remaining sustaining capital expenditures[NG] balance largely related to equipment rebuilds and a purchase of large truck boxes to optimize payload and reduce future truck purchases. Non-sustaining capital expenditures[NG] planned for 2025 include purchases of additional mining equipment to meet the increased tonnage movement requirements in the future years of the Mount Milligan Mine's life of mine, and additional exploration costs for in-fill drilling of areas outside of the existing reserves that could form the basis of the extension to the current life of mine plan.

The Öksüt Mine's additions to PP&E in 2024 were $54.7 million and total capital expenditures[NG] were $41.9 million. The difference between additions to PP&E and capital expenditures[NG] was mainly due to a change to future reclamation costs of $11.0 million and the costs capitalized into right of use assets of $1.7 million. In 2025, the Öksüt Mine is expecting sustaining capital expenditures[NG] in the range of $30 to $40 million. Most of 2025 sustaining capital expenditures[NG] relate to capitalized stripping costs amounting to $20 to $25 million, phase 3 of the heap leach pad expansion, and a barren solution distribution system to improve the heap leach irrigation system.

Depreciation, Depletion and Amortization

In 2024, the Company's DDA expense included in the cost of sales for gold and copper producing assets was $122.8 million. The Mount Milligan Mine's DDA expense in 2024 was $72.8 million and the Öksüt Mine's DDA expense was $50.0 million. In 2025, the Company estimates DDA expense to be in the range of $95 to $115 million, including $60 to $70 million at the Mount Milligan Mine and $35 to $45 million at the Öksüt Mine which is relatively consistent with DDA expense in 2024.

Current Taxes and Tax Payments

The Mount Milligan Mine's British Columbia mineral tax expense in 2024 was $3.6 million and the cash taxes paid were $2.5 million. The difference between tax expense and cash taxes paid is due to timing of tax payments. In 2025, Mount Milligan Mine's British Columbia mineral tax expense and tax payments are each expected to be in the range of $3 to $5 million.

The Öksüt Mine's current income tax expense in 2024 was $83.9 million, including a withholding tax expense of $11.5 million on the repatriation of the Öksüt Mine's earnings. In 2024, the Öksüt Mine paid cash taxes of $103.4 million including $11.9 million withholding tax payment. The difference between tax expense and cash taxes paid is due to timing of tax payments and impact of the Turkish lira devaluation. In 2025, the Öksüt Mine income tax expense is expected to be in the range of $32 to $37 million and reflects an anticipated decrease in the taxable income due to reduced gold production and sales projected for the year. The Öksüt Mine income tax expense reflects a 25% income tax rate on taxable income, and a withholding tax expense of $15 million on expected repatriation of a portion of the Öksüt Mine's retained earnings in 2025. The Öksüt Mine is expected to pay approximately $25 to $30 million in cash taxes in 2025.

**Molybdenum Business Unit**

| | Units | 2025 Guidance | 2024 Actual |
|---|---|---|---|
| **Production - Langeloth Facility** | | | |
| Total molybdenum roasted[1] | Mlbs | 13 - 15 | 10.2 |
| Total molybdenum sold | Mlbs | 13 - 15 | 10.9 |
| **Costs and Profitability - Langeloth Facility** | | | |
| Earnings (loss) from operations | ($M) | (3) - 5 | (7.8) |
| Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA")[NG] | ($M) | 2 - 8 | (5.2) |
| **Capital Expenditures** | ($M) | | |
| Additions to PP&E | ($M) | 132 - 150 | 62.3 |
| Thompson Creek Mine | ($M) | 130 - 145 | 57.0 |
| Langeloth Facility | ($M) | 2 - 4 | 5.2 |
| Total capital expenditures[NG] | ($M) | 132 - 150 | 63.1 |
| Sustaining capital expenditures[NG] - Langeloth Facility | ($M) | 2 - 4 | 5.2 |
| Non-sustaining capital expenditures[NG] - Thompson Creek Mine | ($M) | 130 - 145 | 57.8 |
| **Other Items** | ($M) | | |
| Depreciation, depletion and amortization | ($M) | 3 - 5 | 3.4 |
| Langeloth Facility | ($M) | 3 - 5 | 3.4 |
| Care and Maintenance Expenses - Endako Mine | ($M) | 6 - 8 | 5.0 |
| Reclamation Costs - Endako Mine | ($M) | 4 - 7 | 9.5 |

1.  2024 amount does not include 2.3 million pounds of molybdenum roasted of toll material. 2025 guidance figure does not include any toll material roasted.

Thompson Creek Mine

Since the restart decision in September 2024, the site has made a significant progress in advancing the project and remains on track with the feasibility study (see "Recent Events and Developments" section above). The Thompson Creek Mine's additions to PP&E and total capital expenditures[NG] in 2024 were $57.0 million and $57.8 million, respectively. The difference between additions to PP&E and capital expenditures[NG] was mainly due to a change to future reclamation costs of $4.7 million and capitalized portion of DDA of $2.8 million. Since the restart decision in September 2024, non-sustaining capital expenditures[NG] were $29.6 million including capitalized stripping costs of $10.8 million, equipment refurbishment and capital equipment purchases of $13.2 million, and other capitalized costs of $5.6 million. In 2025, the Molybdenum BU's additions to PP&E and total capital expenditures[NG] are expected to be in the range from $130 to $145 million. The total capital expenditures[NG] planned for 2025 include:

*   Continue the ramp-up of tons moved per month throughout 2025;
*   Fleet refurbishments targeting achievement of planned equipment availability by the end of the first quarter of 2025;
*   Completion of detailed engineering and procurement of long-lead mill equipment by the end of the third quarter of 2025;
*   Procurement and construction of housing units in the neighboring communities to facilitate increased mining workforce levels; and
*   Site infrastructure development and other costs.

The Company expects the total project spending will be within the total initial capital expenditure estimate of $397 million as outlined in the feasibility study. The Company estimates that the majority of costs at the

Thompson Creek Mine will be related to items sourced directly within the United States and does not expect significant impact from current and potential tariffs levied on imported goods.

<u>Langeloth Facility</u>

In 2024, the Langeloth Facility roasted and sold 10.2 and 10.9 million pounds of molybdenum, respectively. During the contracting season in the fourth quarter of 2024, the Company negotiated with molybdenum concentrate suppliers and molybdenum product customers to increase the volumes purchased and sold for the 2025 year. As a result, Langeloth Facility is expected to commence a ramp-up of operations and increase roasting volumes to 13 - 15 million pounds in 2025. A significant portion of the concentrate processed at Langeloth Facility is sourced from other countries than the United States. The majority of the molybdenum products made at Langeloth Facility is sold to large steel mills within the United States. The Company is assessing the impact of potential US tariffs on the business model of Langeloth Facility.

In 2024, the loss from operations was $7.8 million, including DDA of $3.4 million, and EBITDA$^{NG}$ was negative $5.2 million. In 2025, the Company expects the Langeloth Facility's results to range from $3 million loss from operations$^{NG}$ to $5 million earnings from operations. The Company expects the current production cost structure to remain relatively stable in 2025, allowing for further improvements in profitability as operations ramp up, without consideration for any potential US tariffs. Based on these estimates, the Company targets to achieve a positive EBITDA$^{NG}$ in the range from $2 to $8 million in 2025. The Company expects that the cash provided by operations at the Langeloth Facility in 2025 will primarily be driven by EBITDA$^{NG}$ and changes in working capital. The working capital requirements at the Langeloth Facility are highly dependent on market molybdenum prices. In 2024, average molybdenum market price was $21.30 per pound and Langeloth Facility reported $6.6 million in incremental working capital investment. A $5 per pound change in molybdenum price has an approximate $20 million impact on working capital invested.

In 2024, the Langeloth Facility's additions to PP&E and total capital expenditures$^{NG}$ were $5.2 million. The majority of these costs were related to the scheduled refurbishment of the acid plant that was carried out in the second quarter of 2024, and is a routine procedure conducted every several years. In 2025, the Langeloth Facility is projecting sustaining capital expenditures$^{NG}$ to be in the range from $2 to $4 million.

<u>Endako Mine</u>

In 2024, the Company's share of cash expenditures at the Endako Mine totaled $12.6 million, including $5.0 million for care and maintenance and $9.5 million for reclamation, partially offset by cash inflow released from working capital movement of $1.9 million. In 2025, the Company's share of care and maintenance expenditures at the Endako Mine are expected to be between $6 to $8 million and reclamation expenditures are expected to be $4 to $7 million. Substantially all reclamation costs planned in 2025 have been included in the reclamation provision as at December 31, 2024 and relate primarily to the closure works on the spillway for the Tailings Pond 2 that started in 2024.

**Global Exploration and Evaluation Projects**

| (Expressed in millions of United States dollars) | 2025 Guidance | Years ended December 31, 2024 |
|---|---|---|
| **Project Exploration and Evaluation Costs** | | |
| Exploration Costs[1] | 35 - 45 | 39.9 |
| Brownfield Exploration[1] | 20 - 25 | 21.1 |
| Greenfield and Generative Exploration | 15 - 20 | 18.8 |
| Evaluation Costs | 8 - 12 | 8.7 |
| **Other Kemess Costs** | | |
| Care & Maintenance | 13 - 15 | 12.9 |

1. Total exploration costs include capitalized exploration costs at the Mount Milligan Mine of $1.6 million in 2024 and $5 to $7 million projected in 2025.

*Exploration Expenditures (excluding Project Evaluation costs)*

In 2024, total exploration expenditures were $39.9 million, including $38.3 million related to expensed exploration and capitalized exploration costs of $1.6 million. In 2025, exploration expenditures are expected to be $35 to $45 million, including $20 to $25 million of brownfield exploration and $15 to $20 million of greenfield and generative exploration programs. Over 80% of exploration expenditures are expected to be expensed. The exploration targets for brownfield projects include further drilling and testing work at the Mount Milligan Mine, as well as the Kemess Project. At the Mount Milligan Mine, a significant portion of the exploration work is expected to be focused on in-fill drilling to upgrade resources at Goldmark, North Slope and South Boundary as well as to test the extension of the South Boundary southwestern mineralization.

*Kemess Project*

In 2024, the Company made a strategic decision to re-evaluate the technical concepts for the Kemess property to determine the future potential of this asset. The project evaluation activities included confirmation and exploration drilling as well as technical studies.

In 2024, the Kemess Project's expenditures amounted to $17.8 million, comprised of $12.9 million for care and maintenance costs, $2.3 million for exploration and geotechnical drilling (included in Brownfield Exploration costs), and $2.6 million related to technical studies, including assaying and consulting costs. In 2025, the Kemess Project's expenditures for care and maintenance costs are projected to be in the range from $13 to $15 million.

In 2025, the Company plans to continue evaluating concepts for the property as outlined in the *Recent Events and Developments* section of this MD&A. The Company expects to provide an updated resource estimate and an accompanying update on the technical concept for the Kemess Project in the second quarter of 2025. The Company plans to spend $4 to $6 million on technical studies (included in the Evaluation Costs in the table above) and $4 to $6 million on exploration drilling at the Kemess property (the drilling is included in Brownfield Exploration costs). Centerra will continue to explore the property with the 2025 program aimed at upgrading resources along the mineralized trend.

## Other Items

In 2024, corporate and administration expenses were $31.8 million, excluding stock-based compensation expense of $5.2 million and corporate depreciation of $0.9 million. Corporate and administration expenses excluding stock-based compensation expense are expected to be in the range from $28 to $32 million in 2025.

As result of the continuous ramp-up of the Greenstone Mine, the Company estimates to receive delivery of 22,222 contingent gold ounces in 2025 from Equinox Gold in relation to the sale of Centerra's 50% interest in the Greenstone Partnership. Once received, the equivalent ounces will be delivered by the Company to Royal Gold as part of the Additional Royal Gold Agreement.

*2025 Material Assumptions*

Other material assumptions or factors not mentioned above but used to estimate production and costs for 2025 after giving effect to the hedges in place as at December 31, 2024, include the following:

- market gold price of $2,400 per ounce, and an average realized gold price at the Mount Milligan Mine of $1,712 per ounce after reflecting the Mount Milligan Streaming Agreement (i.e., 35% of the Mount Milligan Mine's gold is sold to Royal Gold for $435 per ounce) and gold refining costs;
- market price of $4.00 per pound for copper. Realized copper price at the Mount Milligan Mine is estimated to average $3.36 per pound after reflecting the Mount Milligan Streaming Agreement

(18.75% of the Mount Milligan Mine's copper is sold to Royal Gold at 15% of the spot price per metric tonne), and copper treatment and refining costs;

- molybdenum price of $20.00 per pound;
- exchange rates are as follows: $1USD:$1.35 CAD, and $1USD:34 Turkish lira; and
- diesel fuel price of $1.05/litre or CAD$1.45/litre at the Mount Milligan Mine and $3.00/gallon at the Thompson Creek Mine.

The Additional Royal Gold Agreement is not expected to have a significant impact on these assumptions in 2025 as the increases in payments received by the Company for gold ounces and copper pounds delivered to Royal Gold are not expected to commence until later. See "Recent Events and Developments" section in this MD&A.

### *Mount Milligan Streaming Agreement*

Production at the Mount Milligan Mine is subject to the Mount Milligan Streaming Agreement. To satisfy its obligations under the Mount Milligan Streaming Agreement, the Company purchases refined gold and copper warrants and arranges for their delivery to Royal Gold. The difference between the cost of the purchases of refined gold and copper warrants, and the corresponding amounts payable to the Company under the Mount Milligan Streaming Agreement is recorded as a reduction of revenue and not a cost of operating the mine.

### *Other Material Assumptions*

Production, cost, and capital expenditure forecasts for the year 2025 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially from those estimated. Material assumptions used in forecasting production and costs for 2025 and related risk factors can be found under the heading "*Caution Regarding Forward-Looking Information*" in this document and under the heading "Risks That Can Affect Centerra's Business" in the Company's most recent Annual Information Form ("AIF").

### *2025 Sensitivities*

Centerra's costs and cash flows in 2025 are sensitive to changes in certain key inputs. The Company has estimated the impact of any such changes on its net income, capital costs and cash flows as follows:

| | | Impact on ($ millions) | | | | |
|---|---|---|---|---|---|---|
| | | **Production Costs & Taxes** | **Capital Costs** | **Revenues** | **Cash flows** | **All-in sustaining costs on a by-product basis per ounce**[NG] |
| Gold price[(1)] | **$100/oz** | 4.0 - 4.5 | — | 21.0 - 24.5 | 18.5 - 21.5 | 5 - 6 |
| Copper price[(1)] | **10%** | 0.5 - 1.0 | — | 17.0 - 20.0 | 16.0 - 19.5 | 50 - 60 |
| Diesel fuel[(2)] | **10%** | 1.5 - 2.2 | 1.5 - 2.3 | — | 3.0 - 4.5 | 8 - 10 |
| Canadian dollar[(2),(3)] | **10 cents** | 17.0 - 18.0 | 0.1 - 0.5 | — | 17.0 - 18.5 | 55 - 60 |
| Turkish lira[(3)] | **5 liras** | 2.0 - 2.5 | 2.0 - 2.5 | — | 4.0 - 5.0 | 15 - 17 |

[(1)] Excludes the impact of gold hedges and the effect of 48,541 ounces of gold with an average mark-to-market price of $2,641 per ounce and 20.1 million pounds of copper with an average mark-to-market price of $4.00 per pound outstanding under the Mount Milligan Mine's contracts awaiting final settlement in future months as of December 31, 2024.

[(2)] Includes the effect of the Company's diesel fuel and Canadian dollar hedging programs, with current exposure coverage as of December 31, 2024 of approximately 25% and 60%, respectively.

[(3)] Appreciation of the currency against the US dollar results in higher costs and lower cash flow and earnings. Depreciation of the currency against the US dollar results in decreased costs and increased cash flow and earnings.

**Risks That Can Affect Centerra's Business**

*Overview*

The Company's business contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors, including but not limited to those listed below, are similar across the mining industry while others are specific to the Company. The risk factors below may include details of how the Company seeks to mitigate these risks where possible. For additional discussion of risk factors please refer to the Company's most recent Annual Information Form (the "AIF"), which is available on the Company's website www.centerragold.com at SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov/edgar.

The Company is subject to risks that can have a material effect on the profitability, future cash flow, decommissioning and reclamation costs, financial condition of the Company and its stated mineral reserves. Some of these risks relate to the mining industry in general, and others apply to specific properties, operations or planned operations. The Company has implemented an enterprise risk management ("ERM") program which applies to all of its operations and corporate offices. The program is based on leading international risk management standards and industry best practice. It employs both a bottom-up and top-down approach to identify and address risks from all sources that threaten the achievement of the Company's objectives. Each operating site and project is responsible for identifying, assessing, mitigating, and monitoring risk. Efforts are coordinated by appointed "Risk Champions" who facilitate the process and provide regular reporting to the Company's corporate risk function.

The ability to deliver on the Company's vision, strategic objectives and operating guidance depends on its ability to understand and appropriately respond to the uncertainties or "risks" the Company faces and may prevent it from achieving its objectives. In order to achieve this, the Company:

- Maintains a framework that permits it to manage risk effectively and in a manner that creates the greatest value through making risk informed decision making;
- Integrates a process for managing risk into all of its important decision-making processes so that the Company reduces the effect of uncertainty on achieving its objectives;
- Actively monitors key controls the Company relies on to achieve its objectives so that they remain in place and are effective at all times; and
- Provides assurance to senior management and relevant committees of the Board on the effectiveness of key risk management activities.

The risk management program at the Company considers the full life of mine cycle from exploration through to closure. All aspects of the operations and the Company's stakeholders are considered when identifying risks. As such, the Company's risk management program encompasses a broad range of risks including technical, financial, commercial, social, reputational, environmental, governance, health and safety, political and human resources related risks.

*Board and Committee Oversight*

The Board of Directors has oversight responsibilities for the policies, processes and systems for the identification, assessment, and management of the Company's principal strategic, financial, and operational risks. Each of the Board's standing committees is responsible for overseeing risks related to their areas of responsibility and for reviewing the policies, standards and actions undertaken to mitigate such risks.

*Management Oversight*

Management has the responsibility for the development and implementation of policies, processes and systems for the identification, assessment, and management of the strategic, financial, and operational risks on a company wide basis. The Company's executive team meets regularly to review the risks facing the organization and to discuss the implementation and effectiveness of mitigation actions.

*Principal Risks*

The following section describes the risks that are most material to the Company's business. This is not a complete list of the potential risks the Company faces; there may be others the Company is not aware of, or risks that the Company feels are not material today that could become material in the future. For a more comprehensive discussion about the Company's risks, see the most recent Form Annual Information From and Form 40-F on file with the U.S. Securities and Exchange Commission ("SEC") and Canadian provincial securities regulatory authorities and see the *"Caution Regarding Forward-Looking Information"* in this MD&A.

<u>Strategic, Legal and Planning Risks</u>

Strategic, legal and planning risks include political risks associated with the Company's operations in Türkiye, United States and Canada, including potential uncertainty created by the impact of changes in, or more aggressive enforcement of laws, regulations and government practices including those with respect to the environment and including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risk of failure of the Company or its operations to comply with such laws, regulations or government practices and the potentially significant consequences thereof, including potential fines and penalties, loss of permits, interruptions or cessation of operations and loss of reputation; risks of community activism resulting in increased contributory demands or business interruptions; delays or refusals to grant required permits and licenses; risk of activist stakeholders advocating for changes to corporate governance practices; status of the Company's relationships with local communities; Indigenous claims and consultation issues relating to the Company's properties; the risks related to outstanding litigation affecting the Company; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities directly or indirectly against the Company or any of its subsidiaries; the impact of constitutional changes or political events or elections in any country that the Company operates in; risks that the Company experiences delay or disruption in its applications for new, amended, or other permits; potential defects of title in the Company's properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; conflicts of interest among its board members; risks related to anti-corruption legislation; Centerra's future exploration and development activities not being successful; Centerra not being able to replace mineral reserves and resources; risks related to mineral reserves and resources being imprecise; that production and cost estimates, including decommissioning and reclamation costs, may be inaccurate; reputational risks, particularly in light of the increase in social media; inability to identify new opportunities and to grow the business; large fluctuations in the Company's common share trading price that are beyond the Company's control or ability to predict and mitigate; potential risks related to kidnapping or acts of terrorism.

<u>Financial Risks</u>

The Company is subject to risks related to its financial position and total liquidity, including sensitivity of the Company's business to the volatility of gold, copper, molybdenum and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine and gold doré at the Öksüt Mine; use of commodity derivatives; the imprecision of the Company's mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company's production and cost estimates; the impact on US and Canadian operations of tariffs imposed by the US government and retaliatory tariffs imposed by Canada and other countries; persistent inflationary pressures on key input prices; sensitivity to fuel price volatility; the impact of currency fluctuations; global financial conditions; access to future financing including the impact of environmental, social and corporate governance practices and reporting on the Company's ability to obtain future financing or accessing capital; the impact of restrictive covenants in the Company's credit facility which may, among other things, restrict the Company from pursuing certain business activities or making distributions from its subsidiaries or making distributions to its shareholders; the Company's ability to obtain future financing; the Company's ability to make payments, including any payments of principal and interest on the Company's debt facilities, which depends on the cash flow of its subsidiaries; the ability to obtain adequate insurance coverage; and changes to taxation laws in the jurisdictions where the Company operates.

Operational Risks

Mining and metals processing involve significant production and operational risks. Some of these risks are outside of the Company's control or ability to predict and mitigate. Some of these risks extend beyond the production life of the property in question. Risks include, but are not limited to, the following: unanticipated ground and water conditions; shortages of water for processing activities; adjacent or adverse land or mineral ownership that results in constraints on current or future mine operations; geological risks, including earthquakes and other natural disasters; wildfires; metallurgical and other processing risks; unusual or unexpected mineralogy or rock formations; ground or slope failures; pit flooding; the integrity of tailings storage facilities and the management thereof, including that related to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water where applicable; the stability of the pit walls at the Company's operations leading to structural cave-ins, wall failures or rock-slides; flooding or fires; equipment failures or performance problems; periodic interruptions due to inclement or hazardous weather conditions or operating conditions and other force majeure events; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; seismic activity; wildfires; lower than expected ore grades or recovery rates; interruption of energy supply; the Company's ability to attract and retain qualified personnel; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; allegations related to violation of human rights; the availability of drilling and related equipment in the area where mining operations will be conducted; the failure of equipment or processes to operate in accordance with specifications or expectations including mechanical breakdowns; the risk that Centerra's workforce and operations may be exposed to widespread epidemic including, but not limited to, the COVID-19 pandemic; inherent risks associated with the use of sodium cyanide in the mining operations; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; regulations regarding greenhouse gas emissions and climate change; significant volatility of molybdenum prices resulting in material working capital changes and unfavourable pressure on viability of the molybdenum business; competition for mineral acquisition opportunities; the success of the Company's future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; the Company's ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns and project resources; the Company's ability to accurately predict decommissioning and reclamation costs and the assumptions they rely on; long lead-times required for equipment and supplies, given the current construction status of TC Mine, and given the remote location of some of the Company's operating properties, changes to, or delays in the Company's supply chain and transportation routes, including cessation or disruption in rail and shipping networks, whether caused by decisions of third-party providers or force majeure events (including, but not limited to, flooding, wildfires, pandemics, or other global events such as wars); reliance on a limited number of suppliers for certain consumables, equipment and components; risks associated with the conduct of joint ventures and partnerships; the adequacy of the Company's insurance to mitigate the cost impacts of operational and corporate risks; third party risks arising from outsourcing and other vendor contracts the security of critical operating systems and the risk of cyber incidents such as cybercrime, malware or ransomware, data breaches, fines and penalties.

Internal Controls

Centerra has invested resources to document and assess its system of internal control over financial reporting, and it undertakes continuous evaluation of such internal controls. Internal control over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, safeguards with respect to the reliability of financial reporting and financial statement preparation.

Centerra is required to satisfy the requirement of Section 404 of the U.S. Sarbanes-Oxley Act ("SOX"), which requires an annual assessment by management of the effectiveness of the Company' internal control over financial reporting and an attestation report by Centerra's independent auditors addressing the operating effectiveness of the Company's internal control over financial reporting.

If Centerra fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with SOX. Centerra's failure to satisfy SOX requirements on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Centerra's business and negatively impact the trading price of the Company's common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Centerra's operating results or cause it to fail to meet its reporting obligations.

Although Centerra is committed to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with SOX.

## Market Conditions

### *Commodities*

The Company's profitability is materially affected by the market price of metals, primarily the prices of gold, copper and molybdenum. Metal prices fluctuate widely and are affected by numerous factors beyond the Company's control.

| | Average spot price | | | | | |
| | Three months ended December | | | Years ended December 31, | | |
| | 2024 | 2023 | % Change | 2024 | 2023 | % Change |
|---|---|---|---|---|---|---|
| Gold (per oz) | 2,664 | 1,978 | 35 % | 2,388 | 1,943 | 23 % |
| Copper (per lb) | 4.17 | 3.73 | 12 % | 4.15 | 3.86 | 8 % |
| Molybdenum (per lb) | 21.71 | 18.64 | 16 % | 21.31 | 24.19 | (12)% |

In the fourth quarter of 2024 and for the year ended December 31, 2024, the average gold price increased when compared to the comparable periods of 2023. The gold price fluctuated significantly in 2024 with a lowest price of $1,985 per ounce in the first quarter and a highest price in the fourth quarter of $2,784 per ounce. The gold price was impacted by a variety of factors including monetary policy from the U.S. Federal Reserve, central bank demand and elevated geopolitical tensions.

In the fourth quarter of 2024, the average copper price increased when compared to the fourth quarter and the year ended December 31, 2023. The copper price fluctuated in 2024 with the lowest price of $3.67 per pound and the highest price of $4.92 per pound, ultimately trading in a tighter range of $3.95 to $4.48 per pound in the fourth quarter of 2024. The increase in the copper price in fourth quarter of 2024 from the fourth quarter of 2023 is attributable to anticipated supply disruptions, geopolitical tensions, as well as continued increases in demand as a result of the green energy transition.

In the fourth quarter of 2024, the average molybdenum price increased when compared to the fourth quarter of 2023, whereas the average molybdenum price for the year ended December 31, 2024 decreased when compared to year ended December 31, 2023. The molybdenum price fluctuated in 2024 with the lowest price of $19.18 per pound and the highest price of $24.13 per pound, ultimately trading in a tighter range of $21.05 to $22.18 per pound in the fourth quarter of 2024. Sentiment for molybdenum remains bullish overall, with increased demand from the energy sector set to pair with a continuation of supply tightness.

### *Foreign Exchange*

The Company receives its revenue through the sale of gold, copper and molybdenum in US dollars. The Company has operations in Canada, including its corporate head office, Türkiye and the United States.

The exchange rate of the Canadian dollar and Turkish lira relative to the US dollar is an important financial driver for the Company for the following reasons:

- all revenues are earned in US dollars;
- a significant portion, approximately 50%, of operating and capital costs at the Öksüt Mine are incurred in Turkish lira; and
- a majority, approximately 90%, of operating and capital costs at the Mount Milligan Mine are incurred in Canadian dollars.

Approximately 50% (2023 - 50%) of the Company's combined expenditures from continuing operations were incurred in currencies other than the US dollar during the year ended December 31, 2024.

The performance of these currencies during the periods ended December 31, 2024 and 2023 is as follows:

| | Average market exchange rate | | | | | |
|---|---|---|---|---|---|---|
| | Three months ended December 31, | | | Years ended December 31, | | |
| | 2024 | 2023 | % Change | 2024 | 2023 | % Change |
| USD-CAD | 1.40 | 1.36 | 3 % | 1.37 | 1.35 | 1 % |
| USD-Turkish Lira | 34.55 | 28.54 | 21 % | 32.86 | 23.80 | 38 % |



Key Currencies vs. the US Dollar
(source: Bloomberg)

The Canadian dollar was 3% weaker against the US dollar in the fourth quarter of 2024 when compared of the fourth quarter of 2023, averaging 1.40 in the fourth quarter of 2024, while averaging 1.36 in the fourth quarter of 2023. The currency was also weaker by 1% in the year ended December 31, 2024 compared to the year ended December 31, 2023, primarily due to significant US dollar strength in Q4 2024. The USD/CAD currency pairing, ended the year at $1.44 compared to $1.32 as at December 31, 2023. In November 2024, the US dollar strengthened significantly against most currencies, inclusive of the Canadian dollar, as implications for United States changes in economic policies, specifically tariff-based policies, created concern for Canada's economy.

The Turkish lira weakened relative to the US dollar in the fourth quarter of 2024 and year ended December 31, 2024, ending the year at 35.4. Inflation remains elevated but the pace of inflation has decreased resulting in a slowing of TRY/USD devaluation.

The Company utilizes its foreign exchange hedging program in order to manage its exposure to adverse fluctuations in the Canadian dollar, relative to the US dollar, see "Financial Instruments". The Company does not currently hedge the Turkish lira.

*Diesel Fuel*

Fuel costs at Centerra's operations represent approximately 6% of production costs. The prices for Mount Milligan Mine's diesel fuel are based on a supply agreement for weekly deliveries and priced at the Prince George rack rate. The Prince George rack rate reflects a base commodity price, refining costs associated into processing crude oil into refined fuels such as gasoline and diesel, transportation costs and fees applicable to the storage and handling at the terminal. Mining operations at the Öksüt Mine are outsourced, and the fuel operating cost is included in the outsourcing contract costs based on the published local retail diesel market price. The TC Mine re-start project has diesel fuel priced off a supply agreement which is based on the Boise rack rate along with additional applicable transaction costs.

The Company utilizes its diesel hedging program in order to manage its exposure to adverse fluctuations in diesel fuel prices, see "Financial Instruments" section of this MD&A.

**Liquidity and Capital Resources**

As of December 31, 2024, the Company's total liquidity position was $1.0 billion, representing a cash balance of $624.7 million and no amounts drawn under its $400.0 million corporate credit facility.

*Fourth Quarter 2024 compared to Fourth Quarter 2023*

See the *Overview of Consolidated Results* section in this MD&A for the discussion of cash provided by operating activities.

Cash used in investing activities of $47.5 million was recognized in the fourth quarter of 2024 compared to $9.2 million in the fourth quarter of 2023. The increase is primarily related to higher capital spending at the Thompson Creek Mine in the fourth quarter of 2024 following the re-start decision and the collection of $25.0 million receivable from an affiliate of Orion Resources Partners (USA) LP ("Orion") related to the sale of Greenstone Partnership in the fourth quarter of 2023.

Cash used in financing activities in the fourth quarter of 2024 was $25.0 million compared to $15.4 million in the fourth quarter of 2023. The increase is primarily due to higher consideration paid to repurchase and cancel Centerra common shares. Consideration paid for the repurchase and cancellation of 1,766,130 Centerra common shares under the Company's NCIB program was $12.2 million in the fourth quarter of 2024 compared to consideration of $2.1 million paid for the repurchase and cancellation of 361,500 Centerra common shares under the Company's NCIB program in the fourth quarter of 2023.

*Year ended December 31, 2024 compared to December 31, 2023*

See the *Overview of Consolidated Results* section in this MD&A for the discussion of cash provided by operating activities.

Cash used in investing activities of $193.2 million was recognized in 2024 compared to $90.3 million in 2023. The increase is primarily related to higher PP&E additions at the Mount Milligan Mine, the Öksüt Mine and the Thompson Creek Mine, the cash payment of $24.5 million related to the Additional Royal Gold Agreement executed in February 2024 and $7.3 million to purchase marketable security investments in 2024.

Cash used in financing activities of $93.5 million was recognized in 2024 compared to $74.3 million in 2023. The increase was primarily due to higher consideration paid to repurchase and cancel Centerra common shares. Consideration paid for the repurchase and cancellation of 6,731,430 Centerra common shares under the Company's NCIB program was $44.1 million in 2024 compared to consideration of $20.4 million paid for the repurchase and cancellation of 3,475,800 Centerra common shares under the Company's NCIB program in 2023. The overall increase is partially offset by the higher financing costs paid in 2023 due to transaction costs associated with the renewal of the corporate credit facility.

### Financial Performance

*Fourth Quarter 2024 compared to Fourth Quarter 2023*

Revenue of $302.4 million was recognized in the fourth quarter of 2024 compared to $340.0 million in the fourth quarter of 2023. The decrease in revenue was primarily due to lower ounces of gold produced and sold at the Öksüt Mine and lower average realized copper prices at the Mount Milligan Mine. The decrease was partially offset by higher average realized gold prices and higher gold ounces sold at Mount Milligan Mine and higher molybdenum pounds roasted and sold at the Langeloth Facility.

Gold production was 73,224 ounces in the fourth quarter of 2024 compared to 129,259 ounces in the fourth quarter of 2023. Gold production in the fourth quarter of 2024 included 37,660 ounces of gold from the Mount Milligan Mine compared to 40,503 ounces in the fourth quarter of 2023. The decrease is primarily driven by lower tonnes processed and lower gold recoveries, partially offset by higher gold head grades during the fourth quarter of 2024. There were 35,564 ounces of gold produced at the Öksüt Mine in the fourth quarter of 2024 compared to 88,756 ounces produced in the fourth quarter of 2023 primarily due to the processing of built-up inventories at the Öksüt Mine in the fourth quarter of 2023.

Copper production at the Mount Milligan Mine was 12.8 million pounds in the fourth quarter of 2024 compared to 19.7 million pounds in the fourth quarter of 2023. The decrease in copper production is mainly due to lower feed grades and lower recoveries.

The Langeloth Facility roasted and sold 2.9 million pounds of molybdenum in the fourth quarter of 2024 compared to 2.2 million pounds roasted and sold in the fourth quarter of 2023. The increase in the molybdenum roasted and sold was primarily due to higher demand for spot sales from customers in steel industry in the fourth quarter of 2024 compared to the fourth quarter of 2023.

Cost of sales of $222.7 million was recognized in the fourth quarter of 2024 compared to $201.9 million in the fourth quarter of 2023. The increase was primarily due to higher production costs and DDA at the Mount Milligan Mine and higher production costs at the Langeloth Facility from higher pounds of molybdenum roasted and sold. The increase in cost of sales was partially offset by lower production cost and lower DDA at the Öksüt Mine.

Gold production costs were $1,096 per ounce in the fourth quarter of 2024 compared to $595 per ounce in the fourth quarter of 2023. The increase was primarily due to lower ounces of gold sold at the Öksüt Mine.

DDA was $32.2 million in the fourth quarter of 2024 compared to $40.6 million in the fourth quarter of 2023. The decrease in DDA was primarily attributable to lower gold ounces sold at the Öksüt Mine during the fourth quarter of 2024 compared to the fourth quarter of 2023, partially offset by higher DDA expense at the Mount Milligan Mine due to an increased PP&E depreciable base and lower ounces produced.

All-in sustaining costs on a by-product basis[NG] were $1,296 per ounce in the fourth quarter of 2024 compared to $831 per ounce in the fourth quarter of 2023. The increase in all-in sustaining costs on a by-product basis[NG] was primarily due to higher gold production costs per ounce as noted above, partially offset by lower sustaining capital expenditures[NG] at the Mount Milligan Mine and the Öksüt Mine and lower corporate general and administrative costs resulting from lower stock-based compensation expense.

A non-cash impairment loss of $193.6 million was recognized in the fourth quarter of 2024 related to the Goldfield Project. A non-cash impairment loss of $30.0 million was recognized in the fourth quarter of 2023 related to the Kemess Project and $4.1 million was recognized related to the Berg Property which was re-classified as an asset held for sale.

Reclamation expense was $1.7 million in the fourth quarter of 2024 compared to reclamation expense of $50.1 million in the fourth quarter of 2023. The decrease in reclamation expense was primarily attributable to changes in the risk-free interest rates applied to discount the estimated provision for future reclamation cash outflows at the Endako Mine, Kemess Project and Thompson Creek Mine and an increase in estimated future reclamation cash outflows at the Kemess Project in the fourth quarter of 2023.

Other operating income of $28.0 million was recognized in the fourth quarter of 2024 compared to other operating expenses of $4.8 million in the fourth quarter of 2023. The increase in other operating income is primarily attributable to an unrealized gain on the financial asset related to the Additional Royal Gold Agreement.

Other non-operating income of $16.0 million was recognized in the fourth quarter of 2024 compared to other non-operating income of $1.1 million in the fourth quarter of 2023. The increase in other non-operating income is primarily attributable to a higher foreign exchange gain attributable to movement in foreign currency exchange rates on the reclamation provision at the Endako Mine and Kemess Project and an increase in interest income earned on the Company's cash balance.

An incremental gain on the sale of Greenstone Partnership of $63.1 was recognized in the fourth quarter of 2024 in relation the final portion of contingent consideration owing to the Company from Equinox expected to be paid in the future based on the declaration of commercial production at the Greenstone Mine and its forecast of the near-term production of gold ounces.

The Company recognized income tax expense of $18.2 million in the fourth quarter of 2024, comprising current income tax expense of $17.1 million and deferred income tax expense of $1.1 million, compared to income tax expense of $38.9 million in the fourth quarter of 2023, comprising current income tax expense of $39.2 million and deferred income tax recovery of $0.3 million. The decrease in income tax expense was mainly due to a lower income generated at the Öksüt Mine.

***Year ended December 31, 2024 compared to December 31, 2023***

Revenue of $1,214.5 million was recognized in 2024 compared to $1,094.9 million in 2023. The increase in revenue was primarily due to an increase in the ounces of gold sold at the Mount Milligan Mine and higher average realized gold and copper prices, partially offset by lower copper pounds sold at the Mount Milligan Mine, lower average realized molybdenum prices and lower molybdenum pounds roasted and sold at the Langeloth Facility.

Gold production was 368,104 ounces in 2024 compared to 350,317 ounces in 2023. Gold production in 2024 included 167,579 ounces of gold from the Mount Milligan Mine compared to 154,391 ounces in 2023 primarily due to higher gold grades, partially offset by lower gold recoveries. The Öksüt Mine produced 200,525 ounces of gold in 2024 compared to 195,926 ounces of gold in 2023 primarily due to a longer operating period in

2024 as compared to 2023 due to the suspension of gold room operations at the absorption, desorption and recovery ("ADR") plant until June 2023. Due to this suspension of gold operations, Öksüt Mine operated for seven months in 2023 as compared to twelve months in 2024.

Copper production at the Mount Milligan Mine was 54.3 million pounds in 2024 compared to 61.9 million pounds in 2023. The decrease in copper production was primarily attributed to lower grades and recoveries.

The Langeloth Facility roasted 10.2 million pounds and sold 10.9 million pounds of molybdenum in 2024 compared to 11.4 million pounds and 11.2 million pounds, respectively, in 2023. This decrease was primarily due to the planned maintenance of the acid plant in the second quarter of 2024 and contract sales during the second and third quarters of 2024.

Cost of sales of $836.5 million was recognized in 2024 consistent with $830.9 million recognized in 2023.

Gold production costs were $913 per ounce in 2024 compared to $733 per ounce in 2023. The increase in gold production costs per ounce was primarily due to higher production costs at the Öksüt Mine. Partially offsetting the increase were higher ounces sold at the Mount Milligan Mine.

All-in sustaining costs on a by-product basis[NG] were $1,148 per ounce in 2024 compared to $1,013 per ounce in 2023. The increase was primarily due to higher gold production costs per ounce as noted above and higher sustaining capital expenditures[NG] at the Öksüt Mine and Mount Milligan Mine, partially offset by higher copper credits from an increase in average realized copper prices.

A non-cash impairment loss of $193.6 million was recognized in 2024 related to the Goldfield Project. A non-cash impairment loss of $30.0 million was recognized in 2023 related to the Kemess Project and $4.1 million was recognized related to the Berg Property which was re-classified as an asset held for sale.

Reclamation recovery was $25.3 million in 2024 compared to the reclamation expense of $34.4 million in 2023. The difference was primarily attributable to an increase in an estimate of future reclamation cash outflows at the Endako Mine and the Kemess Project in 2023 and changes in the risk-free interest rates applied to discount the estimated provision for future reclamation cash outflows at the Endako Mine and Kemess Project in 2024.

Other operating expense of $2.4 million was recognized in 2024 compared to $29.6 million in 2023. The decrease in other operating expenses was primarily due to an unrealized gain of $23.5 million on financial asset related to the Additional Royal Gold Agreement.

Other non-operating income of $49.1 million was recognized in 2024 compared to $11.1 million in 2023. The increase in other non-operating income was primarily due to a higher foreign exchange gain attributable to movement in foreign currency exchange rates on the reclamation provision at the Endako Mine and Kemess Project and increase in interest income earned on the Company's cash balance.

The Company recognized income tax expense of $93.7 million in 2024, comprising current income tax expense of $87.5 million and deferred income tax expense of $6.2 million, compared to income tax expense of $94.9 million in 2023, comprising current income tax expense of $85.7 million and deferred income tax expense of $9.2 million.

**Financial Instruments**

The Company seeks to manage its exposure to fluctuations in diesel fuel prices, commodity prices and foreign exchange rates by entering into derivative financial instruments from time-to-time. The hedge positions for each of these programs as at December 31, 2024 are summarized as follows:

| Instrument | Unit | Type | Average Strike Price | | | Settlements (% of exposure hedged)[1] | | | As at December 31, 2024 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | 2025 | 2026 | 2027 | 2025 | 2026 | 2027 | Total position[2] | Fair value ($'000's) |
| **FX Hedges** | | | | | | | | | | |
| USD/CAD zero-cost collars | CAD | Fixed | $1.33/ $1.38 | $1.34/ $1.39 | — | $192.0M (29%) | $72.0M | — | $264.0M | (6,133) |
| USD/CAD forward contracts | CAD | Fixed | 1.36 | 1.37 | 1.36 | $202.0M (31%) | $121.3M | $60.0M | $383.3M | (10,706) |
| **Total** | | | | | | $394.0M (60%) | $193.3 M | $60.0M | $647.3M | (16,839) |
| **Fuel (diesel) Hedges** | | | | | | | | | | |
| ULSD zero-cost collars[2] | Litres | Fixed | $0.59/ $0.66 | $0.60/ $0.67 | — | 4,532 (18%) | 3,339 | — | 7,871 | (264) |
| ULSD swap contracts[2] | Litres | Fixed | $0.65 | $0.60 | $0.60 | 8,252 (32%) | 5,533 | 1,431 | 15,216 | (587) |
| **Total** | | | | | | 12,784 (50%) | 8,872 | 1,431 | 23,087 | (851) |
| **Gold Hedges:** | | | | | | | | | | |
| Gold zero-cost collars | Ounces | Fixed | $2,400/ $3,400 | $2,400/ $3,696 | — | 40,000 (13%) | 20,000 | — | 60,000 | 555 |
| **Gold/Copper Hedges (Royal Gold deliverables)[3]:** | | | | | | | | | | |
| Gold forward contracts | Ounces | Float | N/A | — | — | 11,960 | — | — | 11,960 | (43) |
| Copper forward contracts | Pounds | Float | N/A | — | — | 2.2M | — | — | 2.2M | (91) |

[1] Percentage of exposure hedged is calculated with reference to the expected expenditure to be incurred in Canadian dollars, fuel consumed and gold ounces sold as outlined in the "Outlook" section and is subject to change.
[2] Ultra-low-sulfur diesel. Units are in thousands of litres.
[3] Royal Gold hedging program with a market price determined on settlement of the contract.

The realized (loss) gain recorded in the consolidated statements of earnings (loss) was as follows:

| ($ millions) | Three months ended December 31, | | | Years ended December 31, | | |
|---|---|---|---|---|---|---|
| | **2024** | 2023 | % Change | **2024** | 2023 | % Change |
| Foreign exchange hedges | **(3,323)** | (5,657) | (41)% | **(7,053)** | (12,189) | (42)% |
| Fuel hedges | **(242)** | 341 | (171)% | **(185)** | 1,993 | (109)% |
| Copper hedges | **—** | 1,207 | (100)% | **450** | 2,924 | (85)% |
| Gold hedges | **—** | 1,042 | (100)% | **—** | 1,988 | (100)% |

The Company entered into a new hedging program in the fourth quarter of 2024, consisting of gold zero-cost option collars that are settled on a weekly basis, against the London Bullion Market Association ("LBMA") gold prices. These new hedge positions are set to hedge a portion of the Öksüt Mine's gold production, providing a price floor with cap rates set well above all-time high gold prices for zero net premium paid. The company records these contracts at fair value using a market approach based on the observable quoted market prices. See more details on the Company's policy and accounting treatment in note 24 of the financial statements.

Subsequent to December 31, 2024, the Company initiated a diesel hedging program associated with the restart of operations at the Thompson Creek Mine in order to manage the risk associated with changes in diesel fuel prices. The hedge contracts cover a portion of estimated future diesel fuel purchases as part of the re-start and are expected to settle over time by June 2027.

As at December 31, 2024, Centerra has not entered into any off-balance sheet arrangements with special purpose entities, nor does it have any unconsolidated affiliates.

**Balance Sheet Review**

| ($millions) | December 31, 2024 | December 31, 2023 |
|---|---|---|
| **Total Assets** | **2,265.1** | **2,280.8** |
| **Total Liabilities** | **609.2** | **606.6** |
| Current Liabilities | 283.9 | 297.5 |
| Non-current Liabilities | 325.3 | 309.1 |
| **Total Equity** | **1,655.9** | **1,674.2** |

Cash as at December 31, 2024 was $624.7 million compared to $612.9 million as at December 31, 2023. The increase was primarily attributable to a free cash flow[NG] of $138.6 million during the year ended December 31, 2024. The increase was partially offset by the repurchase and cancellation of approximately 6,731,430 Centerra common shares under the Company's NCIB program amounting to $44.1 million, the cash payment of $24.5 million related to the Additional Royal Gold Agreement, a $7.3 million marketable security investments and dividends paid of $43.5 million during the year ended December 31, 2024.

Other current assets as at December 31, 2024 were $58.5 million compared to $14.7 as at December 31, 2023. The increase was primarily due to the recognition of an amount due from Equinox related to the sale of Greenstone Partnership in 2021.

Total inventories as at December 31, 2024 were $234.2 million compared to $257.3 million at December 31, 2023. The decrease was primarily due to a decrease in the concentrate inventory due to the timing of inventory sales at the Mount Milligan Mine.

The carrying value of PP&E as at December 31, 2024 was $1.10 billion compared to $1.24 billion as at December 31, 2023. The decrease was primarily due to a non-cash impairment loss of $193.6 million at the Goldfield Project and the depreciation and depletion of PP&E of $118.1 million in the normal course of operations during the period, partially offset by the additions of $174.8 million related to ongoing capital projects at the existing mines and projects.

Non-current financial assets as at December 31, 2024 were $67.2 million compared to $5.3 million as at December 31, 2023. The increase was primarily due to the recognition of a financial asset of $67.2 million as a result of the Additional Royal Gold Agreement, representing the net impact of the incremental amounts of payments to be received from Royal Gold under certain conditions and certain obligation payments to Royal Gold.

Other non-current assets as at December 31, 2024 were $43.2 million compared to $14.0 million as at December 31, 2023. The increase was primarily due to the purchase of marketable securities and the recognition of a $20.5 million non-current amount due from Equinox Gold related to the sale of the Greenstone Partnership in 2021.

Accounts payable and accrued liabilities as at December 31, 2024 were $233.1 million compared to $201.7 million at December 31, 2023. The increase was primarily due to higher accrued liabilities at the Öksüt Mine related to an increased royalty provision and higher payable due to Royal Gold at Mount Milligan Mine, partially offset by the Öksüt Mine royalty payments made in the second quarter of 2024.

Income tax payable as at December 31, 2024 was $18.7 million compared to $41.0 million as at December 31, 2023. The decrease was primarily related to the tax payments made by the Öksüt Mine, partially offset by the current income tax attributable to the Öksüt Mine.

Other current liabilities as at December 31, 2024 were $19.3 million compared to $51.8 million at December 31, 2023. The decrease was primarily due to a decrease in the current portion of the provision for reclamation related to care and maintenance sites.

Other non-current liabilities as at December 31, 2024 were $35.5 million compared to $19.3 million at December 31, 2023. The increase was primarily due to the non-current deferred revenue of $20.2 million recognized in 2024 related to the Additional Royal Gold Agreement.

Share capital as at December 31, 2024 was $826.7 million compared to $861.5 million as at December 31, 2023. The decrease was primarily due to the repurchase and cancellation of shares for $44.1 million under NCIB in 2024.

Accumulated other comprehensive loss as at December 31, 2024 was $11.2 million compared to accumulated other comprehensive income of $7.5 million as at December 31, 2023. The decrease in accumulated other comprehensive income was primarily due to the changes in fair value of hedged derivative instruments on the hedging program at Mount Milligan Mine in 2024.

**Contractual Obligations**

The following table summarizes Centerra's contractual obligations as of December 31, 2024:

| ($ millions) | | 2025 | 2026 | 2027 | 2028 | Thereafter | Total |
|---|---|---|---|---|---|---|---|
| Contractual commitments[1] | $ | 372.7 $ | 131.7 $ | 110.4 $ | — $ | — $ | 614.8 |
| Reclamation provisions[2] | | 5.1 | — | — | — | 461.9 | 467.0 |
| Lease obligations | | 7.6 | 5.4 | 4.7 | 3.1 | 2.3 | 23.1 |
| **Total** | **$** | **385.4 $** | **137.1 $** | **115.1 $** | **3.1 $** | **464.2 $** | **1,104.9** |

[1] Excludes trade payables and accrued liabilities. Primarily relates to purchases of molybdenum concentrate under contracts with various mines around the world.

[2] Mining operations are subject to environmental regulations that require companies to reclaim and remediate land disturbed by mining operations. The Company has submitted closure plans to the appropriate governmental agencies which estimate the nature, extent and costs of reclamation for each of its mining properties. Expected reclamation cash flows are presented above on an undiscounted basis. Reclamation provisions recorded in the Company's consolidated financial statements are measured at the expected value of future cash flows discounted to their present value using a risk-free interest rate.

**2025 Liquidity and Capital Resources Analysis**

The Company believes that it has sufficient capital resources to satisfy its 2025 mandatory expenditure commitments (including the contractual obligations set out above) and discretionary expenditure commitments. The following table sets out expected capital requirements and resources for 2025:

**2025 Mandatory Commitments ($ millions):**

| | | |
|---|---|---|
| Contractual obligations[1] | $ | 385.4 |
| Accounts payable and accrued liabilities (as at December 31, 2024) | | 233.1 |
| Income taxes payable (as at December 31, 2024) | | 18.7 |
| **Total 2025 mandatory expenditure commitments** | **$** | **637.2** |

**2025 Discretionary Commitments[2]:**

| | | |
|---|---|---|
| Expected capital expenditures[NG] | $ | 259.0 |
| Expected exploration and evaluation costs[3] | | 44.0 |
| **Total 2025 discretionary expenditure commitments** | **$** | **303.0** |
| **Total 2025 mandatory and discretionary expenditure commitments** | **$** | **940.2** |

[1]    From the Contractual Obligations table.
[2]    From the Outlook table, mid-point of the range.
[3]    Excludes exploration costs expected to be capitalized which are included in the expected capital expenditures[NG].

**Operating Mines and Facilities**

*Mount Milligan Mine*

The Mount Milligan Mine is an open-pit mine located in north central British Columbia, Canada producing a gold and copper concentrate. The Mount Milligan Mine is subject to the Mount Milligan Mine Streaming Agreement. To satisfy its current obligations under the Mount Milligan Mine Streaming Agreement, the Company purchases refined gold ounces and copper warrants and arranges for delivery to Royal Gold. The difference between the cost of the purchases of refined gold ounces and copper warrants and the corresponding amounts payable to the Company under the Mount Milligan Streaming Agreement is recorded as a reduction of revenue rather than a cost of operating the mine. On February 13, 2024, the Company entered into the Additional Royal Gold Agreement, relating to the Mount Milligan Mine. See "Recent Events and Developments" section in this MD&A.

## Mount Milligan Mine Financial and Operating Results

| ($millions, except as noted) | Three months ended December 31, | | | Years ended December 31, | | |
|---|---|---|---|---|---|---|
| | **2024** | 2023 | % Change | **2024** | 2023 | % Change |
| **Financial Highlights:** | | | | | | |
| Gold revenue | **89.0** | 50.7 | 76 % | **299.8** | 218.2 | 37 % |
| Copper revenue | **47.0** | 49.7 | (5)% | **188.0** | 181.0 | 4 % |
| Other by-product revenue | **2.0** | 2.1 | (5)% | **8.0** | 8.1 | (1)% |
| Total revenue | **138.0** | 102.5 | 35 % | **495.8** | 407.3 | 22 % |
| Production costs | **89.3** | 62.1 | 44 % | **306.3** | 303.4 | 1 % |
| Depreciation, depletion, and amortization ("DDA") | **21.4** | 17.9 | 20 % | **72.8** | 76.5 | (5)% |
| Earnings from mine operations | **27.3** | 22.5 | 21 % | **116.7** | 27.4 | 326 % |
| Earnings from operations[1] | **55.7** | 17.5 | 218 % | **117.5** | 11.1 | 959 % |
| Cash provided by mine operations | **77.0** | 29.1 | 165 % | **176.3** | 113.9 | 55 % |
| Free cash flow from mine operations[2] | **65.3** | 14.1 | 363 % | **118.6** | 72.7 | 63 % |
| Additions to property, plant and equipment | **9.0** | 36.6 | (76)% | **55.8** | 62.0 | (10)% |
| Capital expenditures - total[2] | **7.8** | 16.4 | (52)% | **54.0** | 44.0 | 23 % |
| Sustaining capital expenditures[2] | **7.8** | 16.4 | (52)% | **54.0** | 44.0 | 23 % |
| **Operating Highlights:** | | | | | | |
| Tonnes mined (000s) | **9,622** | 12,397 | (22)% | **46,070** | 50,015 | (8)% |
| Tonnes ore mined (000s) | **5,844** | 6,256 | (7)% | **21,929** | 21,278 | 3 % |
| Tonnes processed (000s) | **5,423** | 5,775 | (6)% | **21,463** | 21,680 | (1)% |
| Process plant head grade gold (g/t) | **0.37** | 0.35 | 6 % | **0.40** | 0.36 | 11 % |
| Process plant head grade copper (%) | **0.16%** | 0.21% | (24)% | **0.16%** | 0.18% | (11)% |
| Gold recovery (%) | **59.6%** | 64.9% | (8)% | **62.8%** | 64.0% | (2)% |
| Copper recovery (%) | **72.4%** | 78.7% | (8)% | **74.8%** | 77.6% | (4)% |
| Concentrate produced (dmt) | **32,890** | 44,805 | (27)% | **140,510** | 142,285 | (1)% |
| Gold produced (oz)[3] | **37,660** | 40,503 | (7)% | **167,579** | 154,391 | 9 % |
| Gold sold (oz)[3] | **47,887** | 33,127 | 45 % | **170,389** | 152,460 | 12 % |
| Average realized gold price - combined ($/oz)[3][4] | **1,864** | 1,529 | 22 % | **1,761** | 1,431 | 23 % |
| Copper produced (000s lbs)[3] | **12,769** | 19,695 | (35)% | **54,342** | 61,862 | (12)% |
| Copper sold (000s lbs)[3] | **16,361** | 16,562 | (1)% | **57,897** | 60,109 | (4)% |
| Average realized copper price - combined ($/lb)[3][4] | **2.88** | 3.00 | (4)% | **3.25** | 3.01 | 8 % |
| **Unit Costs:** | | | | | | |
| Gold production costs ($/oz) | **1,219** | 946 | 29 % | **1,105** | 1,088 | 2 % |
| All-in sustaining costs on a by-product basis ($/oz)[2][5] | **1,114** | 946 | 18 % | **1,078** | 1,156 | (7)% |
| Gold - All-in sustaining costs on a co-product basis ($/oz)[2][5] | **1,374** | 1,237 | 11 % | **1,343** | 1,283 | 5 % |
| Copper production costs ($/lb) | **1.89** | 1.86 | 2 % | **2.04** | 2.29 | (11)% |
| Copper - All-in sustaining costs on a co-product basis ($/lb)[2][5] | **2.12** | 2.42 | (12)% | **2.47** | 2.69 | (8)% |
| Mining costs per tonne mined ($/tonne)[2] | **3.33** | 2.16 | 54 % | **2.68** | 2.25 | 19 % |
| Milling costs per tonne processed ($/tonne)[2] | **4.66** | 4.96 | (6)% | **5.33** | 5.96 | (11)% |
| Site G&A costs per tonne processed ($/tonne)[2] | **2.39** | 2.43 | (2)% | **2.45** | 2.51 | (2)% |
| On site costs per tonne processed ($/tonne)[2] | **12.97** | 12.03 | 8 % | **13.54** | 13.66 | (1)% |

[1] Includes exploration and evaluation costs and other operating costs, including non-cash unrealized gain on the financial asset related to the Additional Royal Gold Agreement.

[2] Non-GAAP financial measure. See discussion under "Non-GAAP and Other Financial Measures".

[3] Mount Milligan production and sales are presented on a 100%-basis. Under the Mount Milligan Streaming Agreement, Royal Gold is entitled to 35% of gold ounces sold and 18.75% of copper pounds sold. Royal Gold paid $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered in the periods presented.

[4] This supplementary financial measure, within the meaning of 52-112, is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold includes the impact from the Mount Milligan Streaming Agreement, copper hedges and mark-to-market adjustments on metal sold that had not yet settled under contract.

[5] Includes the impact from the Mount Milligan Streaming Agreement and the impact of copper hedges.

*Fourth Quarter 2024 compared to Fourth Quarter 2023*

Earnings from mine operations of $27.3 million were recognized in the fourth quarter of 2024 compared to $22.5 million in the fourth quarter of 2023. The increase in earnings from mine operations was primarily due to higher average realized gold prices and higher gold ounces sold. This was partially offset by higher operating costs.

**Mount Milligan Q4 cash provided by mine operations ($ millions)**

Cash provided by mine operations of $77.0 million was recognized in the fourth quarter of 2024 compared to $29.1 million in the fourth quarter of 2023. The increase was primarily due to higher average realized gold prices, higher gold ounces sold, and a favorable working capital change. The favorable working capital change in the fourth quarter of 2024 compared to the fourth quarter of 2023 was primarily related to the timing of cash collection from customers and timing of vendor payments.

Free cash flow from mine operations[NG] of $65.3 million was recognized in the fourth quarter of 2024 compared to $14.1 million in the fourth quarter of 2023. The increase was due to higher cash provided by mine operations as noted above and lower sustaining capital expenditures[NG] compared to the fourth quarter of 2023.

During the fourth quarter of 2024, mining activities were carried out in phases 5, 6, 7, 9 and 10 of the open pit, with phase 6 being the main source of higher copper grades and phase 7 supplying higher gold grades in the quarter. During the period, phase 10 development commenced to provide access for future high grade copper material. Total tonnes mined were 9.6 million tonnes in the fourth quarter of 2024 compared to 12.4 million tonnes in the fourth quarter of 2023. The decrease in tonnes mined in the fourth quarter of 2024 was primarily due to longer haul distances from phase 6 compared to phase 9 in the fourth quarter of 2023, additional TSF construction and a lower equipment availability as a result of a scheduled overhaul of a primary production shovel.

Total process plant throughput in the fourth quarter of 2024 was 5.4 million tonnes, averaging 58,948 tonnes per calendar day compared to 5.8 million tonnes, averaging 62,770 tonnes per calendar day in the fourth quarter of 2023. Lower throughput was due to higher level of unplanned ball mill downtime from an unscheduled pinion changeout in one of the ball mills and other repairs in the materials handling infrastructure.

Gold production was 37,660 ounces in the fourth quarter of 2024 compared to 40,503 ounces in the fourth quarter of 2023. The decrease in gold production is primarily driven by lower tonnes processed and lower gold recoveries from partially oxidized ore reclaimed from the stockpile, partially offset by higher gold head grades. Gold and copper recoveries were lower than planned primarily due to a partial oxidation of the near surface ore in phase 6 as well as feeding of historical stockpiles which were finer grained and also tended to be partially oxidized. During the fourth quarter of 2024, the average gold head grade and recovery were 0.37 g/t and 59.6% compared to 0.35 g/t and 64.9% in the fourth quarter of 2023. Total copper production was 12.8 million pounds in the fourth quarter of 2024 compared to 19.7 million pounds in the fourth quarter of 2023. During the fourth quarter of 2024, the average copper head grade and recovery were 0.16% and 72.4% compared to 0.21% and 78.7% in the fourth quarter of 2023. The decrease in copper production is primarily due to lower copper feed grade and lower copper recoveries. Lower copper recovery was primarily due to partially oxidized historical stockpiles and phase 6 ore with elevated oxide and clay content. Lower copper grade was impacted by blending of high gold and low copper ore from phase 7 ore.

Gold production costs were $1,219 per ounce in the fourth quarter of 2024 compared to $946 per ounce in the fourth quarter of 2023. The increase was primarily due to higher direct production costs and timing of inventory sales. Higher direct production costs were mainly due to higher mining costs, partially offset by lower processing costs. Mining costs were impacted by higher equipment maintenance costs due to the timing of component replacements that were scheduled to be executed earlier in the year, and higher consumption of diesel fuel and consumables due to longer haul distances. Lower processing costs were primarily due to lower maintenance costs and lower consumption of grinding media. In addition, there was a higher allocation of costs to gold production costs due to relative changes in the market price of gold and copper, partially offset by an increase in gold ounces sold as outlined above.

Copper production costs were $1.89 per pound in the fourth quarter of 2024 compared to $1.86 per pound in the fourth quarter of 2023. The increase was primarily due to the higher production costs as discussed above, and lower copper pounds sold, partially offset by the lower allocation of costs to copper production costs due to relative changes in the market price of gold and copper.

**Mount Milligan Q4 All-in sustaining costs on a by-product basis per ounce[NG] ($/oz)**

All-in sustaining costs on a by-product basis[NG] were $1,114 per ounce in the fourth quarter of 2024 compared to $946 per ounce in the fourth quarter of 2023. The increase was primarily due to lower copper credits resulting from lower average realized copper prices and lower pounds sold, partially offset by lower sustaining capital expenditures[NG] and higher gold ounces sold. Lower capital expenditures[NG] in the fourth quarter of 2024 were primarily due to lower spending on mining fleet purchases, equipment overhauls, site facilities and water sourcing compared to the fourth quarter of 2023.

*Year ended December 31, 2024 compared to December 31, 2023*

Earnings from mine operations of $116.7 million were recognized in 2024 compared to $27.4 million in 2023. The increase was primarily due to higher average realized gold and copper prices and higher gold ounces sold, partially offset by lower copper pounds sold.

**Mount Milligan YTD cash provided by mine operations ($ millions)**

Cash provided by mine operations of $176.3 million was recognized in 2024 compared to $113.9 million in 2023. The increase was primarily due to higher average realized gold and copper prices, higher gold ounces sold, partially offset by lower copper pounds sold and unfavourable changes in working capital due to the timing of vendor and Royal Gold payments.

Free cash flow from mine operations[NG] of $118.6 million was recognized in 2024 compared to $72.7 million in 2023. The increase was primarily due to higher cash provided by mine operations as explained above, partially offset by higher sustaining capital expenditures[NG].

During 2024, mining activities were carried out in Phases 5, 6, 7, 9 and 10 of the open pit. Total tonnes mined were 46.1 million tonnes in 2024 compared to 50.0 million tonnes mined in 2023. The decrease in tonnage was primarily due to longer hauling distances from Phase 6 in 2024 compared to Phase 9 in 2023. During the period mining was completed in phase 9 and mining activities commenced in Phase 10.

The process plant throughput was 21.5 million tonnes in 2024, averaging 58,643 tonnes per calendar day compared to 21.7 million tonnes in 2023, averaging 59,397 tonnes per calendar day. The decrease in process plant throughput was driven in part by lower availability of the secondary crusher system from unplanned repairs and ball mill liner changes and some weather events.

Gold production was 167,579 ounces in 2024 compared to 154,391 ounces in 2023. The increase was primarily due to higher gold grades, partially offset by lower gold recoveries. During 2024, the average gold grade was 0.40 g/t and recoveries were 62.8% compared to 0.36 g/t and 64.0%, respectively, in 2023. Grade decreased between the periods due to mine sequencing while recoveries were lower primarily due to clay content and elevated oxide content in the mill feed from phase 6 and stockpiled material. Total copper production was 54.3 million pounds in 2024 compared to 61.9 million pounds in 2023. The decrease in copper production is primarily attributed to lower copper grades and recoveries. During 2024, the average copper grade was 0.16% and recoveries were 74.8% compared to 0.18% and 77.6%, respectively, in 2023. Grade decreased between the periods due to mine sequencing. Despite the benefits from the low concentrate grade initiative, copper recovery was negatively impacted by the elevated pyrite and oxide content in mill feed throughout the year putting a strain on the flotation circuit.

Gold production costs were $1,105 per ounce in 2024 compared to $1,088 per ounce in 2023. The increase was primarily due to the higher mining costs and higher allocation of costs to gold production costs due to relative changes in the market price of gold and copper, partially offset by higher gold ounces sold and lower processing costs. Mining costs were impacted by higher equipment maintenance costs of the haul truck, loaders and shovels fleet based on equipment hours, and higher diesel fuel and tire costs due to longer haul distances. Routine maintenance of mining equipment may fluctuate from year to year based on preventive maintenance schedule. Lower processing costs were primarily due to lower maintenance costs and lower consumption of grinding media.

Copper production costs were $2.04 per pound in 2024 compared to $2.29 per pound in 2023. The decrease is primarily due to the lower allocation of costs to copper production costs due to relative changes in the market price of gold and copper, partially offset by lower copper pounds sold.

**Mount Milligan YTD all-in sustaining costs on a by-product basis per ounce[NG] ($/oz)**



All-in sustaining costs on a by-product basis[NG] were $1,078 per ounce for 2024 compared to $1,156 per ounce in 2023. The decrease was primarily due to higher gold ounces sold and lower production costs per ounce, partially offset by lower copper credits as a result of lower pounds of copper sold and higher sustaining capital expenditures[NG]. Higher sustaining capital expenditures[NG] in 2024 were due to higher spending on the TSF, mining fleet and equipment, tailings surge containment pond, TSF water wells and tailings line replacement compared to the same period of 2023.

*Öksüt Mine*

The Öksüt Mine is located in Türkiye approximately 300 kilometres southeast of Ankara and 48 kilometres south of Kayseri, the provincial capital. The nearest administrative centre is at Develi, located approximately 10 kilometres north of the mine site.

The Öksüt Mine suspended gold doré bar production in early March 2022 when mercury was detected in the gold room at the ADR plant and subsequently suspended heap leaching operations in August 2022. Following the receipt of an amended environmental impact assessment at the end of May 2023, crushing, stacking, and ADR activities resumed at the beginning of June 2023. As a result, the results for the year ended December 31, 2024 are not directly comparable to the corresponding prior period.

Öksüt Mine Financial and Operating Results

| ($millions, except as noted) | Three months ended December 31, | | | Years ended December 31, | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 2024 | 2023 | % Change | 2024 | 2023 | % Change |
| **Financial Highlights:** | | | | | | |
| Revenue | **96.2** | 190.0 | (49)% | **465.7** | 380.9 | 22 % |
| Production costs[(1)] | **33.6** | 46.1 | (27)% | **148.0** | 89.6 | 65 % |
| Depreciation, depletion, and amortization ("DDA") | **10.2** | 21.9 | (53)% | **50.0** | 44.1 | 13 % |
| Earnings from mine operations | **52.6** | 122.0 | (57)% | **267.7** | 247.2 | 8 % |
| Earnings from operations[(2)] | **51.6** | 121.2 | (57)% | **265.5** | 229.7 | 16 % |
| Cash provided by mine operations | **51.8** | 144.3 | (64)% | **248.4** | 275.1 | (10)% |
| Free cash flow from mine operations[(3)] | **40.5** | 127.9 | (68)% | **206.5** | 238.2 | (13)% |
| Additions to property, plant and equipment | **15.2** | 27.1 | (44)% | **54.7** | 50.5 | 8 % |
| Capital expenditures - total[(3)] | **11.3** | 16.4 | (31)% | **41.9** | 36.9 | 14 % |
| Sustaining capital expenditures[(3)] | **11.3** | 16.4 | (31)% | **41.9** | 36.9 | 14 % |
| **Operating Highlights:** | | | | | | |
| Tonnes mined (000s) | **4,439** | 3,499 | 27 % | **16,937** | 9,873 | 72 % |
| Tonnes ore mined (000s) | **1,312** | 190 | 591 % | **4,128** | 486 | 749 % |
| Ore mined - grade (g/t) | **0.89** | 0.97 | (8)% | **1.07** | 0.95 | 13 % |
| Ore crushed (000s) | **1,036** | 1,180 | (12)% | **4,091** | 2,497 | 64 % |
| Tonnes of ore stacked (000s) | **1,143** | 1,202 | (5)% | **4,621** | 2,519 | 83 % |
| Heap leach grade (g/t) | **0.99** | 1.95 | (49)% | **1.13** | 1.91 | (41)% |
| Heap leach contained ounces stacked | **36,405** | 75,418 | (52)% | **168,035** | 154,878 | 8 % |
| Gold produced (oz) | **35,564** | 88,756 | (60)% | **200,525** | 195,926 | 2 % |
| Gold sold (oz) | **35,989** | 97,154 | (63)% | **197,794** | 195,939 | 1 % |
| Average realized gold price ($/oz)[(4)] | **2,663** | 1,955 | 36 % | **2,351** | 1,942 | 21 % |
| **Unit Costs:** | | | | | | |
| Gold production costs ($/oz) | **933** | 474 | 97 % | **748** | 457 | 64 % |
| All-in sustaining costs on a by-product basis ($/oz)[(3)] | **1,327** | 671 | 98 % | **1,015** | 675 | 50 % |
| Mining costs per tonne mined ($/tonne)[(3)] | **3.54** | 3.65 | (3)% | **3.26** | 2.69 | 21 % |
| Processing costs per tonne processed ($/tonne)[(3)] | **6.56** | 5.23 | 25 % | **5.76** | 4.98 | 16 % |
| Site G&A costs per tonne processed ($/tonne)[(3)] | **9.20** | 6.22 | 48 % | **8.49** | 9.36 | (9)% |
| On site costs per tonne processed ($/tonne)[(3)] | **29.50** | 22.06 | 34 % | **26.19** | 24.88 | 5 % |

[(1)] Includes government royalties of $9.0 million and $46.4 million during three and twelve months ended December 31, 2024 and $16.6 million and $33.2 million during the three and twelve months ended December 31, 2023, respectively.
[(2)] Includes exploration and evaluation costs and standby costs.
[(3)] Non-GAAP financial measure. See discussion under "Non-GAAP and Other Financial Measures".
[(4)] This supplementary financial measure, within the meaning of 52-112, is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold.

*Fourth Quarter 2024 compared to Fourth Quarter 2023*

Earnings from mine operations were $52.6 million in the fourth quarter of 2024 compared with $122.0 million in the third quarter of 2023. The decrease was primarily due to lower ounces of gold produced and sold mainly attributable to higher production level during the fourth quarter of 2023 from processing the built-up gold-in-carbon inventory following the resumption of operations in June 2023. The decrease in earnings from mine operations was partially offset by higher average realized gold prices in the fourth quarter of 2024 and lower production costs and lower DDA mainly attributable to lower ounces of gold sold.

**Oksut Mine Q4 cash provided by mine operations ($ millions)**

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| $144.3 | $1.9 | 11.6 | 25.5 | (119.6) | (9.8) | (2.1) | 51.8 |
| Q4 2023 | Interest income | Cash Taxes | Gold Price | Gold Sold | Working Capital | Production Costs | Q4 2024 |

Cash provided by mine operations was $51.8 million in the fourth quarter of 2024, compared to $144.3 million in the fourth quarter of 2023. The decrease in cash provided by mine operations was primarily due to lower ounces of gold sold and an unfavorable working capital movement due to higher inventory build-up and timing of vendor payments, partially offset by higher average realized gold prices and lower cash taxes paid.

Free cash flow from mine operations[NG] was $40.5 million in the fourth quarter of 2024, compared to $127.9 million in the fourth quarter of 2023. The decrease in free cash flow from mine operations[NG] was primarily due to a decrease in cash provided by mine operations as noted above, partially offset by lower sustaining capital expenditures[NG].

Mining activities in the fourth quarter of 2024 were carried out in phase 5 and phase 6 of the Keltepe pit and in phase 2 of the Güneytepe pit. Total tonnes mined were 4.4 million tonnes in the fourth quarter of 2024 compared to 3.5 million tonnes in the fourth quarter of 2023. The increase was primarily due to greater equipment utilization in expanded work areas compared to the fourth quarter of 2023.

The Öksüt Mine stacked 1.1 million tonnes at an average grade of 0.99 g/t, containing 36,405 ounces of gold in the fourth quarter of 2024, compared to 1.2 million tonnes stacked at an average grade of 1.95 g/t, containing 75,418 ounces of gold in the fourth quarter of 2023. The decrease in tonnes stacked was primarily due to higher tonnes reclaimed from the stockpile in 2023 in order to reduce the size of the stockpile accumulated in prior months.

Gold production in the fourth quarter of 2024 was 35,564 ounces compared to 88,756 ounces in the fourth quarter of 2023. The decrease in gold production in the fourth quarter of 2024 is primarily due to lower grades and tonnes of ore stacked.

Gold production costs per ounce were $933 in the fourth quarter of 2024 compared to $474 in the fourth quarter of 2023. The increase was primarily due lower ounces of gold sold, higher mining contractor costs and the impact of high inflation in Türkiye which was not fully offset by the devaluation of the Turkish lira against the US dollar.

**Oksüt Mine Q4 All-in sustaining costs on a by-product basis per ounce[NG] ($/oz)**



All-in sustaining costs on a by-product basis[NG] in the fourth quarter of 2024 were $1,327 per ounce compared to $671 per ounce in the fourth quarter of 2023. The increase was primarily due to the higher gold production costs per ounce, including increased royalty expense due to higher royalty rates relating to elevated gold prices and lower ounces of gold sold as noted above, partially offset by lower sustaining capital expenditures[NG] mainly driven by lower capitalized stripping.

*Year ended December 31, 2024 compared to December 31, 2023*

Earnings from mine operations were $267.7 million in 2024 compared with $247.2 million in 2023. The increase was primarily due to slightly higher ounces of gold produced and sold and higher average realized gold prices in 2024. The increase in earnings from mine operations was partially offset by higher production costs, including royalties.

**Oksut Mine YTD cash provided by mine operations ($ millions)**

Cash provided by mine operations was $248.4 million in 2024 compared with $275.1 million in 2023. The decrease in cash provided by mine operations was primarily due to higher production costs, higher royalties, and higher tax payments. The decrease was partially offset by higher realized gold prices, lower stand-by costs, higher interest income earned on cash, and a favorable working capital movement due to timing of vendor payments.

Free cash flow from mine operations[NG] was $206.5 million in 2024 compared with $238.2 million in 2023. The decrease in free cash flow from mine operations[NG] was primarily due to a decrease in cash provided by mine operations and higher sustaining capital expenditures[NG] mainly from higher capitalized stripping costs and other sustaining capital projects.

Mining activities in 2024 were carried out in phase 5 and phase 6 of the Keltepe pit and in phase 2 of the Güneytepe pit. Total tonnes mined were 16.9 million tonnes in 2024 compared to 9.9 million tonnes in 2023. The increase was primarily due to curtailment of mining operations in the first six months of 2023 until the resumption of operations in June 2023.

The Öksüt Mine stacked 4.6 million tonnes at an average grade of 1.13 g/t containing 168,035 ounces of gold in 2024, compared with 2.5 million tonnes stacked at an average grade of 1.91 g/t containing 154,878 ounces of gold in 2023. The increase in tonnes stacked was primarily due the extended suspension of stacking and leaching operations in 2023.

Gold production was 200,525 ounces in 2024 compared to 195,926 ounces in 2023, primarily due to higher tonnes stacked as a result of a longer operating period. Due to the suspension of gold operations between March 2022 until early June 2023, Öksüt Mine operated for seven months in 2023 as compared to twelve months in 2024.

Gold production costs were $748 per ounce in 2024 compared with $457 per ounce in 2023. The increase was primarily due to higher production costs, lower processed grades and higher royalties, partially offset by a higher amount allocated to capitalized stripping expenditures. Higher production costs were mainly due to a longer operating period, higher weighted average costs per ounce in inventory, the impact of high inflation in Türkiye which was not fully offset by the devaluation of the Turkish lira against the US dollar and an increase in the mining contractor unit prices.

**Öksüt Mine YTD All-in sustaining costs on a by-product basis per ounce[NG] ($)**



All-in sustaining costs on a by-product basis[NG] were $1,015 per ounce in 2024 compared with $675 per ounce in 2023. The increase was primarily due to higher gold production costs per ounce, including higher royalty costs due to higher rates and higher realized gold prices as noted above, and higher sustaining capital expenditures[NG] mainly from an increase in capitalized stripping costs and other sustaining capital projects.

*Molybdenum Business Unit*

The Molybdenum BU includes the Langeloth Facility in Pennsylvania and two North American molybdenum mines: the Thompson Creek Mine in Idaho and the 75%-owned Endako Mine in British Columbia, which is currently on care and maintenance.

Molybdenum BU Financial Results

| ($millions, except as noted) | Three months ended December 31, | | | Years ended December 31, | | |
|---|---|---|---|---|---|---|
| | **2024** | **2023** | **% Change** | **2024** | **2023** | **% Change** |
| **Financial Highlights:** | | | | | | |
| Molybdenum revenue | **64.8** | 44.5 | 46 % | **240.5** | 294.9 | (18)% |
| Other revenue | **3.3** | 2.9 | 14 % | **12.5** | 11.8 | 6 % |
| Total revenue | **68.1** | 47.4 | 44 % | **253.0** | 306.7 | (18)% |
| Production costs | **67.4** | 53.1 | 27 % | **256.0** | 312.9 | (18)% |
| Depreciation, depletion, and amortization ("DDA") | **0.9** | 0.8 | 13 % | **3.4** | 4.3 | (21)% |
| Loss from mine operations | **(0.2)** | (6.5) | 97 % | **(6.4)** | (10.5) | 39 % |
| Care and maintenance costs - Molybdenum mines | **1.4** | 2.7 | (48)% | **9.3** | 16.7 | (44)% |
| Reclamation (recovery) expense | **(2.6)** | 32.5 | (108)% | **(18.1)** | 22.0 | (182)% |
| Exploration and evaluation costs | **—** | 5.4 | (100)% | **21.1** | 13.0 | 62 % |
| Other operating expenses | **0.7** | 0.4 | 75 % | **1.7** | 2.8 | (39)% |
| Loss from operations | **0.3** | (47.5) | 101 % | **(20.4)** | (65.0) | 69 % |
| Cash used in operations[1] | **(12.3)** | (7.7) | (60)% | **(41.0)** | (44.4) | 8 % |
| Free cash flow deficit from operations[1] | **(35.1)** | (9.1) | (286)% | **(100.7)** | (46.3) | (117)% |
| Additions to property, plant and equipment | **17.5** | 1.4 | 1150 % | **62.3** | 2.0 | 3053 % |
| Total capital expenditures[1] | **27.4** | 1.4 | 1857 % | **63.1** | 2.0 | 3055 % |

[1] Non-GAAP financial measure. See discussion under "Non-GAAP and Other Financial Measures".

*Thompson Creek Mine*

| ($millions, except as noted) | Three months ended December 31, | | | Years ended December 31, | | |
|---|---|---|---|---|---|---|
| | **2024** | **2023** | **% Change** | **2024** | **2023** | **% Change** |
| **Financial Highlights:** | | | | | | |
| Loss from operations | **—** | (29.8) | 100 % | **(9.8)** | (22.6) | 57 % |
| Cash used in operations[1] | **—** | (7.4) | 100 % | **(16.7)** | (23.0) | 27 % |
| Free cash flow deficit from operations[1] | **(22.5)** | (8.1) | (178)% | **(71.0)** | (23.9) | (197)% |
| Additions to property, plant and equipment | **17.2** | 0.7 | 2357 % | **57.0** | 1.0 | 5600 % |
| Total capital expenditures[1] | **27.0** | 0.7 | 3757 % | **57.8** | 1.0 | 5680 % |
| **Operating Highlights:** | | | | | | |
| Tons mined (000s) | **4,052** | 1,522 | 166 % | **11,303** | 1,522 | 643 % |

[1] Non-GAAP financial measure. See discussion under "Non-GAAP and Other Financial Measures".

*Fourth Quarter 2024 compared to Fourth Quarter 2023*

Nil loss from operation was recognized at the Thompson Creek Mine in the fourth quarter of 2024 compared to a loss from operation of $29.8 million recognized in the fourth quarter of 2023. Following the decision to proceed with the restart of operations on September 12, 2024, stripping costs and other general site costs at the Thomson Creek Mine related to restart commenced to be capitalized. In 2023 and 2024, prior to the restart decision, all costs associated with early works and study costs were expensed as incurred.

In the fourth quarter of 2024, the additions to property, plant and equipment were $17.2 million compared to

$0.7 million in the fourth quarter of 2023 and non-sustaining capital expenditures[NG] were $27.0 million in the fourth quarter of 2024 compared to $0.7 million in the fourth quarter of 2023. The increase was due to the ramp-up of activities at the site following the re-start decision.

Nil cash used in operations and free cash flow deficit from operations[NG] of $22.5 million were recognized in the fourth quarter of 2024, compared to cash used in operations of $7.4 million and free cash flow deficit from operations[NG] of $8.1 million in the fourth quarter of 2023. The increase in free cash flow deficit from operations[NG] was due to higher additions to PP&E as outlined above.

Since the restart decision in September 2024, Thompson Creek Mine moved 4.7 million tons of waste, substantially in line with the feasibility study, representing 4% of planned tons of waste prior to production commencement. 14 haul trucks and 2 electric shovels are currently operating with 5 more haul trucks and 1 shovel expected to be placed into service by the end of the first quarter of 2025. The activities in the pit focused on development in the Union Gap area for electrical shovel access. The mining rate was maintained in the range of 1.2 to 1.3 million tons per month between September and December 2024. In January 2025, the tons moved increased to 2.0 million due to continuous ramp-up.

In January 2025, the Company signed an agreement with a fuel provider to fix a majority of the forecasted 2025 fuel purchases at a price per gallon below the cost assumed in the feasibility study. The Company also entered into derivative contracts with financial institutions to hedge a majority of the expected 2026 and 2027 fuel purchases at a price per gallon below the cost assumed in the feasibility study. Thompson Creek is also progressing other competitive bidding processes to enter into contracts for key consumables at competitive prices consistent with or below unit costs assumed in the feasibility study.

By the end of 2024, approximately 80% of the planned equipment refurbishments and purchases were completed. Significant shovel refurbishment activities were advanced at the end of 2024 and the remaining work was completed in January 2025. In 2025, activities will be focused on rebuilding and commissioning three haul trucks and some auxiliary service equipment.

In 2024, detailed engineering, plant refurbishment, and long lead procurement activities commenced, and are proceeding as planned. Several scope optimization opportunities have been identified to date, including fewer waterlines needing replacement than originally planned and identification of an optimal location for the new thickener that requires less foundation and structural work. Mill refurbishment works commenced in the fourth quarter of 2024, utilizing Thompson Creek Mine's own workforce. Initial demolition activities of copper cementation area and flotation cells were performed ahead of schedule. Long-lead mill equipment items have been identified. The procurement process started in January 2025 and is expected to continue through the second quarter of 2025.

By the end of 2024, Thompson Creek Mine had 170 people on-site, including contractors and employees. Most of the key operations management positions have been filled and approximately 75% of the workforce was hired locally. Site infrastructure development, including local housing capacity, is underway with work expected to be completed by the end of 2025 to support long-term needs of the Thompson Creek Mine.

***Year ended December 31, 2024 compared to December 31, 2023***

Loss from operations was $9.8 million in 2024 compared to $22.6 million in 2023. The decrease in loss from operations was primarily due to lower project evaluation expenses in 2024 following the restart decision. In 2024, the Thompson Creek Mine advanced some early works, including technical studies and pre-stripping activities in the main open pit area. The cost of these activities was expensed prior to early September 2024 when the Company announced the results of the feasibility study on the re-start of the Thompson Creek Mine and made a formal decision to proceed with the restart. The Company commenced capitalization of pre-stripping activities, stripping costs and other site costs following the re-start decision. In addition, the decrease in loss from operations was attributable to a reclamation recovery recognized in 2024 primarily due to changes in risk-free interest rates applied to discount the underlying future reclamation cash outflows compared to a reclamation expense recognized in 2023.

The additions to property, plant and equipment were $57.0 million in 2024 compared to $1.0 million in 2023 and non-sustaining capital expenditures[NG] were $57.8 million in 2024 compared to $1.0 million in 2023. The increase was due to higher capital spending related to mining equipment refurbishments and purchases, capitalized expenditures related to pre-stripping activities in the main open pit area and capitalized other general costs after the restart decision, as discussed above.

Cash used in operations was $16.7 million in 2024 compared to $23.0 million in 2023. The decrease in cash used in operations was partially due to the commencement of capitalization of certain costs after the restart decision, as discussed above.

Free cash flow deficit from operations[NG] of $71.0 million was recognized in 2024 compared to $23.9 million in 2023, primarily due to higher non-sustaining capital expenditures[NG].

### *Langeloth Facility*

| ($millions, except as noted) | Three months ended December 31, | | | Years ended December 31, | | |
|---|---|---|---|---|---|---|
| | **2024** | **2023** | **% Change** | **2024** | **2023** | **% Change** |
| **Financial Highlights:** | | | | | | |
| Total revenue | **68.1** | 47.4 | 44 % | **253.0** | 306.7 | (18)% |
| Production costs | **67.4** | 53.1 | 27 % | **256.0** | 312.9 | (18)% |
| Depreciation, depletion, and amortization ("DDA") | **0.9** | 0.8 | 13 % | **3.4** | 4.3 | (21)% |
| Loss from mine operations | **(0.2)** | (6.5) | 97 % | **(6.4)** | (10.5) | 39 % |
| Other operating expenses | **0.7** | 0.4 | 75 % | **1.4** | 2.8 | (50)% |
| Loss from operations | **(0.9)** | (6.9) | 87 % | **(7.8)** | (13.3) | 41 % |
| EBITDA[(1)] | **—** | (6.2) | 100 % | **(5.2)** | (9.4) | 45 % |
| Cash used in operations[(1)] | **(6.3)** | 0.8 | (888)% | **(11.9)** | (17.0) | 30 % |
| Free cash flow deficit from operations[(1)] | **(6.6)** | 0.1 | (6700)% | **(17.1)** | (17.9) | 4 % |
| Additions to property, plant and equipment | **0.3** | 0.7 | (57)% | **5.2** | 0.9 | 478 % |
| Total capital expenditures[(1)] | **0.3** | 0.7 | (57)% | **5.2** | 1.0 | 420 % |
| **Operating Highlights:** | | | | | | |
| Mo purchased (000's lbs) | **2,530** | 2,574 | (2)% | **10,306** | 12,322 | (16)% |
| Mo roasted (000's lbs)[(2)] | **2,884** | 2,247 | 28 % | **10,164** | 11,377 | (11)% |
| Mo sold (000's lbs) | **2,858** | 2,158 | 32 % | **10,912** | 11,235 | (3)% |
| Average market molybdenum price ($/lb) | **21.71** | 18.64 | 16 % | **21.30** | 24.19 | (12)% |
| Average realized molybdenum price ($/lb) | **22.67** | 20.35 | 11 % | **22.05** | 25.39 | (13)% |

[(1)] Non-GAAP financial measure. See discussion under "Non-GAAP and Other Financial Measures".
[(2)] Amount does not include 0.8 million pounds of molybdenum roasted of toll material for the three months ended December 31, 2024 (2023 - 1.0 million) and 2.3 million pounds of molybdenum roasted of toll material in 2024 (2023 - 1.7 million).

### *Fourth Quarter 2024 compared to Fourth Quarter 2023*

The Langeloth Facility roasted and sold 2.9 million pounds of molybdenum in the fourth quarter of 2024, compared to 2.2 million pounds roasted and sold in the fourth quarter of 2023. The increase in the molybdenum roasted and sold was primarily due to higher demand for spot sales from customers in steel industry in the fourth quarter of 2024 compared to the fourth quarter of 2023.

Loss from operations was $0.9 million in the fourth quarter of 2024 compared to $6.9 million in the fourth quarter of 2023. The decrease in loss from operations was primarily due to the increase in the pounds of molybdenum sold and roasted during the fourth quarter of 2024 compared to the fourth quarter of 2023 as discussed above and a change in product mix resulting in relatively higher sales of more profitable products, higher by-product revenue, and lower operating costs due to lower plant overhead in the fourth quarter of 2024.

A nil EBITDA[NG] was recognized in the fourth quarter of 2024 compared to a negative EBITDA[NG] of $6.2 million recognized in the fourth quarter of 2023. The increase in EBITDA[NG] was primarily due to the decrease in loss from operations as discussed above.

Cash used in operations was $6.3 million in the fourth quarter of 2024 compared to cash provided by operations of $0.8 million in the fourth quarter of 2023. The increase in cash used in operations was primarily due to an unfavorable change in working capital from the timing of vendor payments.

Free cash flow deficit from the operations[NG] was $6.6 million in the fourth quarter of 2024 compared to $0.1 million in the fourth quarter of 2023. The increase in free cash flow deficit is primarily due to the increase in cash used in operations as discussed above.

Molybdenum prices remained fairly steady during the quarter, with all monthly averages above $20 per pound.



(1)    The graph presents monthly average molybdenum prices.

### *Year ended December 31, 2024 compared to December 31, 2023*

The Langeloth Facility roasted and sold 10.2 million pounds and 10.9 million pounds of molybdenum, respectively, in 2024 compared to 11.4 million pounds of molybdenum roasted and sold in 2023. The decrease in the molybdenum roasted and sold was primarily due to planned maintenance of the acid plant in the second quarter of 2024 and lower contract sales from customers in the steel industry during the second and third quarters of 2024.

Loss from operations was $7.8 million in 2024 compared to $13.3 million in 2023. The decrease in loss from operations was primarily due to lower operating costs from lower plant overhead, higher revenue from tolling molybdenum material, a change in product mix resulting in relatively higher sales of more profitable molybdenum products, partially offset by lower pounds of molybdenum roasted and sold in 2024.

Negative EBITDA[NG] of  $5.2 million was recognized in 2024 compared to negativeEBITDA[NG] of $9.4 million in 2023. The increase in EBITDA[NG] was primarily due to the decrease in loss from operations as discussed above.

Cash used in operations was $11.9 million in 2024 compared to $17.0 million in 2023. The decrease in cash used in operations was primarily due to a lower loss from operations as discussed above.

Free cash flow deficit from operations[NG] was $17.1 million in 2024 compared to $17.9 million in 2023. The slight decrease in free cash flow deficit from operations[NG] was primarily due to lower cash used in operations as outlined above, partially offset by higher additions to PP&E.

*Endako Mine*

*Fourth Quarter 2024 compared to Fourth Quarter 2023*

Loss from operations of $1.3 million was recognized at the Endako Mine in the fourth quarter of 2024 compared to net loss from operations of $10.8 million in the fourth quarter of 2023. The decrease in loss from operations was primarily due to a reclamation recovery recognized in the fourth quarter of 2024 compared to a reclamation expense in the fourth quarter of 2023 resulting from changes in the risk-free interest rates applied to the underlying future reclamation cash outflows.

Cash used in operations at the Endako Mine was $6.0 million in the fourth quarter of 2024 compared to $1.1 million in the fourth quarter of 2023. The increase in cash used in operations was primarily due to reclamation payments related to the closure of the spillway for Tailings Pond 2 and Denak West dewatering project.

Free cash flow deficit from the operations[NG] was $6.0 million in the fourth quarter of 2024 compared to $1.1 million in the fourth quarter of 2023. The increase in free cash flow deficit from the operations[NG] is primarily due to the higher cash used in operations as discussed above.

*Year ended December 31, 2024 compared to December 31, 2023*

Loss from operations of $2.8 million was recognized in 2024 compared to net loss from operations of $29.1 million in 2023. The decrease in loss from operations was primarily attributable to a reclamation recovery in 2024 resulting from changes in the discount rates applied to the estimate of future reclamation cash flows compared to a reclamation expense 2023 resulting from an increase in an estimate of future reclamation cash outflows.

Cash used in operations was $12.4 million in the 2024 compared to $4.4 million in 2023. The increase in cash used in operations was due to reclamation activities related to the closure of the spillway for Tailings Pond 2 and Denak West dewatering project.

Free cash flow deficit from operations[NG] was $12.6 million in 2024 compared to $4.5 million in 2023. The increase in free cash flow deficit is primarily due to the higher cash used in operations as noted above.

**The Company's Annual Results – Previous Three Years**

| $millions, except per share data | 2024 | 2023 | 2022 |
|---|---|---|---|
| Revenue | 1,215 | 1,095 | 850 |
| Net earnings (loss)[1] | 80 | (81) | (77) |
| Basic earnings (loss) per share | 0.38 | (0.37) | (0.29) |
| Diluted earnings (loss) per share | 0.35 | (0.38) | (0.31) |
| Cash dividends declared per common share (C$) | 0.28 | 0.28 | 0.28 |
| Total assets | 2,265.1 | 2,280.8 | 2,335.9 |
| Total non-current liabilities | 325.3 | 309.1 | 250.8 |

[1]   Net earnings in 2024 reflect the impact of non-cash impairment at the Goldfield Project, the incremental gain on the sale of Greenstone partnership and unrealized loss on financial assets related to the Additional Royal Gold Agreement. Net losses in 2023 and 2022 reflect the impact of non-cash impairment loss at the Kemess Project.

**Quarterly Results – Previous Eight Quarters**

| $millions, except per share data | 2024 | | | | 2023 | | | |
|---|---|---|---|---|---|---|---|---|
| Quarterly data unaudited | Q4 | Q3 | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 |
| Revenue | 302 | 324 | 282 | 306 | 340 | 344 | 185 | 227 |
| Net (loss) earnings | (52) | 29 | 38 | 66 | (29) | 61 | (40) | (73) |
| Basic (loss) earnings per share | (0.25) | 0.14 | 0.18 | 0.31 | (0.13) | 0.28 | (0.18) | (0.34) |
| Adjusted earnings (loss) per share - basic | 0.17 | 0.19 | 0.23 | 0.15 | 0.28 | 0.20 | (0.20) | (0.24) |
| Diluted (loss) earnings per share | (0.25) | 0.13 | 0.18 | 0.30 | (0.13) | 0.27 | (0.18) | (0.34) |
| Adjusted earnings (loss) per share - diluted | 0.17 | 0.19 | 0.23 | 0.14 | 0.28 | 0.20 | (0.20) | (0.24) |

Revenue has increased since the second quarter of 2023 primarily due to the higher ounces of gold sold at the Öksüt Mine after the restart of operations in early June 2023. In 2024, Revenue benefited from higher average realized gold prices, partially offset by lower copper sold at the Mount Milligan Mine and lower molybdenum roasted and sold.

Net (loss) earnings have fluctuated since the third quarter of 2023 due to a variety of factors ranging from impairment losses to reclamation expense and unrealized losses and gains on financial instruments. The net loss in the fourth quarter of 2024 was negatively impacted by the non-cash impairment loss at the Goldfield Project, partially offset by an unrealized gain on the financial asset related to the Additional Royal Gold Agreement and an incremental gain on the sale of Greenstone Partnership. The net loss in the fourth quarter of 2023 was negatively impacted by the non-cash impairment loss at the Kemess Project.

**Related Party Transactions**

*Transactions with key management personnel*

The Company transacts with key management personnel, who have authority and responsibility to plan, direct and control the activities of the Company and receive compensation for services rendered in that capacity. Key management personnel include members of the Board of Directors and members of the senior leadership team.

During the years ended December 31, 2024 and 2023, remuneration to key management personnel was as follows:

| | 2024 | | 2023 |
|---|---|---|---|
| Director fees earned | $ 552 | $ | 539 |
| Salaries and benefits, including severance | 6,393 | | 7,832 |
| Share-based compensation | 1,098 | | 3,574 |
| **Total compensation** | $ **8,043** | $ | 11,945 |

**Accounting Estimates, Policies and Changes**

*Accounting Estimates*

The preparation of the Company's consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes.

Management's estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected. Changes to these critical accounting estimates could have a material impact on the consolidated financial statements.

The key sources of estimation uncertainty and judgment used in the preparation of the consolidated financial statements that might have a significant risk of causing a material adjustment to the carrying value of assets and liabilities and earnings are outlined in note 4 of the consolidated financial statements for the year ended December 31, 2024.

*Accounting Policies and Changes*

The accounting policies applied in the preparation of consolidated financial statements are outlined in note 3 of the company's consolidated financial statements for the year ended December 31, 2024.

**Disclosure Controls and Procedures and Internal Control Over Financial Reporting**

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 ("SOX") and those of the Canadian Securities Administrators, the Company's management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered by this MD&A and the accompanying financial statements, the Company's management evaluated the effectiveness of its internal controls over financial reporting. In making this assessment, management used the criteria specified in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company's internal control over financial reporting was effective as at December 31, 2024.

There has been no change in the Company's internal control over financial reporting during the year ended December 31, 2024, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

**Non-GAAP and Other Financial Measures**

This MD&A contains "specified financial measures" within the meaning of NI 52-112, specifically the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company's ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. The specified financial measures used in this MD&A do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council ("WGC") guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company's recognized measures presented in accordance with IFRS.

*Definitions*

The following is a description of the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures used in this MD&A:
- *All-in sustaining costs on a by-product basis per ounce* is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non-GAAP financial measure calculated as the aggregate of production costs as recorded in the consolidated statements of earnings (loss), refining and transport costs, the cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedges of by-product sales revenue. When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
- *All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper*, is a non-GAAP ratio calculated as all-in sustaining costs on a co-product basis divided by ounces of gold or pounds of copper sold, as applicable. All-in sustaining costs on a co-product basis is a non-GAAP financial measure based on an allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. The Company uses a conversion ratio for calculating gold equivalent ounces for its copper sales calculated by multiplying the copper pounds sold by estimated average realized copper price and dividing the resulting figure by estimated average realized gold price. For the three months ended and year ended December 31, 2024, 647 and 542 pounds of copper were equivalent to one ounce of gold. A reconciliation of all-in sustaining costs on a co-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
- *Sustaining capital expenditures* and *Non-sustaining capital expenditures* are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. *Non-sustaining capital expenditures* are primarily costs incurred at 'new operations' and costs related to 'major projects at existing operations' where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.

- *Adjusted net earnings (loss)* is a non-GAAP financial measure calculated by adjusting net (loss) earnings as recorded in the consolidated statements of earnings (loss) for items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. This measure adjusts for the impact of items not associated with ongoing operations. A reconciliation of adjusted net (loss) earnings to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
- *Free cash flow (deficit)* is a non-GAAP financial measure calculated as cash provided by operating activities from continuing operations less property, plant and equipment additions. A reconciliation of free cash flow to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash available to reinvest in the Company and allocate for shareholder returns.
- *Free cash flow (deficit) from mine operations* is a non-GAAP financial measure calculated as cash provided by mine operations less property, plant and equipment additions. A reconciliation of free cash flow from mine operations to the nearest IFRS measures is set out below. Management uses this measure to monitor the degree of self-funding of each of its operating mines and facilities.
- *Mining costs per tonne mined* is a non-GAAP financial measure calculated by dividing the mining costs by the number of tonnes mined. Management uses these measures to monitor the cost management effectiveness of the mining process for each of its operating mines.
- *Processing costs per tonne stacked* is a non-GAAP financial measure calculated by dividing the processing costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the mine processing for each of its operating mines.
- *Site G&A costs per tonne processed* is a non-GAAP financial measure calculated by dividing the site G&A costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the site G&A process for each of its operating mines.
- *On site costs per tonne processed* is a non-GAAP financial measure calculated by dividing the operating expenses less changes in inventories, royalties and other costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the relevant production costs for each of its operating mines.
- *Average realized gold price* is a supplementary financial measure calculated by dividing the different components of gold sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Mine Streaming Agreement) by the number of ounces sold. Management uses this measure to monitor its sales of gold ounces against the average market gold price.
- *Average realized copper price* is a supplementary financial measure calculated by dividing the different components of copper sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Mine Streaming Agreement) by the number of pounds sold. Management uses this measure to monitor its sales of gold ounces against the average market copper price.
- *Average realized molybdenum price* is a supplementary financial measure calculated by dividing the different components of molybdenum sales (including third party sales, mark-to-market adjustments and final pricing adjustments) by the number of pounds sold. Management uses this measure to monitor its sales of molybdenum pounds against the average market molybdenum price.
- *Total liquidity* is a supplementary financial measure calculated as cash and cash equivalents and amount available under the corporate credit facility. Credit facility availability is reduced by outstanding letters of credit. Management uses this measure to determine if the Company can meet all of its commitments, execute on the business plan, and to mitigate the risk of economic downturns.
- *EBITDA* is a non-GAAP financial measure that represents earnings before interest, taxes, depreciation, and amortization. It is calculated by adjusting net earnings (loss) as recorded in the consolidated statements of earnings (loss) by depreciation and amortization. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.

*Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:*

| (Unaudited - $millions, unless otherwise specified) | Three months ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | Consolidated | | Mount Milligan | | Öksüt | |
| | **2024** | 2023 | **2024** | 2023 | **2024** | 2023 |
| Production costs attributable to gold | **92.0** | 77.5 | **58.4** | 31.4 | **33.6** | 46.1 |
| Production costs attributable to copper | **30.9** | 30.7 | **30.9** | 30.7 | **—** | — |
| Total production costs excluding Molybdenum BU segment, as reported | **122.9** | 108.2 | **89.3** | 62.1 | **33.6** | 46.1 |
| Adjust for: | | | | | | |
| Third party smelting, refining and transport costs | **2.8** | 3.1 | **2.6** | 2.7 | **0.2** | 0.4 |
| By-product and co-product credits | **(49.5)** | (52.0) | **(49.1)** | (51.9) | **(0.4)** | (0.1) |
| Adjusted production costs | **76.2** | 59.3 | **42.8** | 12.9 | **33.4** | 46.4 |
| Corporate general administrative and other costs | **8.9** | 11.6 | **0.8** | 0.1 | **0.5** | — |
| Reclamation and remediation - accretion (operating sites) | **2.7** | 2.6 | **0.6** | 0.6 | **2.1** | 2.0 |
| Sustaining capital expenditures | **19.1** | 33.1 | **7.8** | 16.3 | **11.3** | 16.5 |
| Sustaining lease payments | **1.8** | 1.6 | **1.3** | 1.4 | **0.5** | 0.2 |
| All-in sustaining costs on a by-product basis | **108.7** | 108.2 | **53.3** | 31.3 | **47.8** | 65.2 |
| Exploration and study costs | **12.5** | 10.8 | **1.1** | 2.3 | **0.4** | 0.8 |
| Ounces sold (000s) | **83.9** | 130.3 | **47.9** | 33.1 | **36.0** | 97.2 |
| Pounds sold (millions) | **16.4** | 16.6 | **16.4** | 16.6 | **—** | — |
| Gold production costs ($/oz) | **1,096** | 595 | **1,219** | 946 | **933** | 474 |
| All-in sustaining costs on a by-product basis ($/oz) | **1,296** | 831 | **1,114** | 946 | **1,327** | 671 |
| Gold - All-in sustaining costs on a co-product basis ($/oz) | **1,446** | 905 | **1,374** | 1,237 | **1,327** | 671 |
| Copper production costs ($/pound) | **1.89** | 1.85 | **1.89** | 1.86 | **n/a** | n/a |
| Copper - All-in sustaining costs on a co-product basis ($/pound) | **2.12** | 2.42 | **2.12** | 2.42 | **n/a** | n/a |

*Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:*

| | Years ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | Consolidated | | Mount Milligan | | Öksüt | |
| (Unaudited - $millions, unless otherwise specified) | 2024 | 2023 | 2024 | 2023 | 2024 | 2023 |
| Production costs attributable to gold | 336.3 | 255.5 | 188.3 | 165.9 | 148.0 | 89.6 |
| Production costs attributable to copper | 118.0 | 137.5 | 118.0 | 137.5 | — | — |
| Total production costs excluding Molybdenum BU segment, as reported | 454.3 | 393.0 | 306.3 | 303.4 | 148.0 | 89.6 |
| Adjust for: | | | | | | |
| Third party smelting, refining and transport costs | 11.1 | 10.9 | 10.2 | 10.1 | 0.9 | 0.8 |
| By-product and co-product credits | (196.5) | (189.4) | (195.9) | (189.0) | (0.6) | (0.4) |
| Adjusted production costs | 268.9 | 214.5 | 120.6 | 124.5 | 148.3 | 90.0 |
| Corporate general administrative and other costs | 40.4 | 44.4 | 1.5 | 0.2 | 1.2 | — |
| Reclamation and remediation - accretion (operating sites) | 10.2 | 7.0 | 2.3 | 2.4 | 7.9 | 4.6 |
| Sustaining capital expenditures | 96.3 | 81.2 | 54.0 | 44.0 | 41.9 | 36.9 |
| Sustaining lease payments | 6.8 | 5.9 | 5.3 | 5.1 | 1.5 | 0.8 |
| All-in sustaining costs on a by-product basis | 422.6 | 353.0 | 183.7 | 176.2 | 200.8 | 132.3 |
| Ounces sold (000s) | 368.2 | 348.4 | 170.4 | 152.5 | 197.8 | 195.9 |
| Pounds sold (millions) | 57.9 | 60.1 | 57.9 | 60.1 | — | — |
| Gold production costs ($/oz) | 913 | 733 | 1,105 | 1,088 | 748 | 457 |
| All-in sustaining costs on a by-product basis ($/oz) | 1,148 | 1,013 | 1,078 | 1,156 | 1,015 | 675 |
| Gold - All-in sustaining costs on a co-product basis ($/oz) | 1,270 | 1,069 | 1,343 | 1,283 | 1,015 | 675 |
| Copper production costs ($/pound) | 2.04 | 2.29 | 2.04 | 2.29 | n/a | n/a |
| Copper - All-in sustaining costs on a co-product basis ($/pound) | 2.47 | 2.69 | 2.47 | 2.69 | n/a | n/a |

*Adjusted net earnings are a non-GAAP financial measure and can be reconciled as follows:*

| ($millions, except as noted) | Three months ended December 31, 2024 | Three months ended December 31, 2023 | Years ended December 31, 2024 | Years ended December 31, 2023 |
|---|---|---|---|---|
| Net (loss) earnings | $ (52.5) | $ (28.8) | $ 80.4 | $ (81.3) |
| Adjust for items not associated with ongoing operations: | | | | |
| Impairment loss, net of tax | 193.6 | 34.1 | 193.6 | 34.1 |
| Gain on sale of Greenstone Partnership | (63.1) | — | (63.1) | — |
| Unrealized gain on financial assets relating to the Additional Royal Gold Agreement | (33.9) | — | (23.5) | — |
| Income and mining tax adjustments[1] | 3.5 | (0.2) | (1.0) | 19.7 |
| Unrealized foreign exchange (gain) loss[2] | (9.9) | 2.5 | (12.0) | 0.2 |
| Transaction costs related to the Additional Royal Gold Agreement | — | — | 2.5 | — |
| Reclamation (recovery) expense at the Molybdenum BU sites and the Kemess Project | (1.9) | 50.0 | (25.4) | 34.2 |
| Unrealized loss on marketable securities | 0.8 | — | 1.4 | — |
| Other non-operating losses at the Mount Milligan Mine | — | 2.0 | — | 2.0 |
| Unrealized loss on non-hedge derivatives | — | 1.6 | — | 1.6 |
| Adjusted net earnings | $ 36.6 | $ 61.2 | $ 152.9 | $ 10.5 |
| | | | | |
| Net earnings (loss) per share - basic | $ (0.25) | $ (0.13) | $ 0.38 | $ (0.37) |
| Net earnings (loss) per share - diluted | $ (0.25) | $ (0.13) | $ 0.35 | $ (0.38) |
| Adjusted net earnings per share - basic | $ 0.17 | $ 0.28 | $ 0.72 | $ 0.05 |
| Adjusted net earnings per share - diluted | $ 0.17 | $ 0.28 | $ 0.71 | $ 0.05 |

[1] Income tax adjustments reflect the impact of foreign currency translation on deferred income taxes at the Öksüt Mine and the Mount Milligan Mine, the impact of the unrealized gain on the financial asset related to the Additional Royal Gold Agreement and the impact of a one-time income tax levied on taxpayers eligible to claim Turkish Investment Incentive Certificate benefits at the Öksüt Mine and a withholding tax expense on the expected repatriation of Öksüt Mine's earnings.

[2] Relates primarily to the effect of the foreign exchange movement on the reclamation provision at the Endako Mine and Kemess Project.

*Free cash flow (deficit) is a non-GAAP financial measure and can be reconciled as follows:*

| | Three months ended December 31, | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Consolidated | | Mount Milligan | | Öksüt | | Molybdenum | | Other | |
| | 2024 | 2023 | 2024 | 2023 | 2024 | 2023 | 2024 | 2023 | 2024 | 2023 |
| Cash provided by (used in) operating activities[1] | $ 92.8 | $ 145.4 | $ 77.0 | $ 29.1 | $ 51.8 | $ 144.3 | $ (12.3) | $ (7.7) | $ (23.7) | $ (20.3) |
| Deduct: | | | | | | | | | | |
| Property, plant & equipment additions[1] | (45.8) | (34.4) | (11.7) | (15.0) | (11.3) | (16.4) | (22.8) | (1.4) | — | (1.6) |
| Free cash flow (deficit) | $ 47.0 | $ 111.0 | $ 65.3 | $ 14.1 | $ 40.5 | $ 127.9 | $ (35.1) | $ (9.1) | $ (23.7) | $ (21.9) |

[1] As presented in the Company's consolidated statements of cash flows.

| | Years ended December 31, | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Consolidated | | Mount Milligan | | Öksüt | | Molybdenum | | Other | |
| | 2024 | 2023 | 2024 | 2023 | 2024 | 2023 | 2024 | 2023 | 2024 | 2023 |
| Cash provided by (used in) operating activities[1] | $ 298.4 | $ 245.6 | $ 176.3 | $ 113.9 | $ 248.4 | $ 275.1 | $ (41.0) | $ (44.4) | $ (85.3) | $ (99.0) |
| Deduct: | | | | | | | | | | |
| Property, plant & equipment additions[1] | (159.8) | (85.4) | (57.7) | (41.2) | (41.9) | (36.9) | (59.7) | (1.9) | (0.5) | (5.4) |
| Free cash flow (deficit) | $ 138.6 | $ 160.2 | $ 118.6 | $ 72.7 | $ 206.5 | $ 238.2 | $ (100.7) | $ (46.3) | $ (85.8) | $ (104.4) |

[1] As presented in the Company's consolidated statements of cash flows.

*Sustaining capital expenditures and non-sustaining capital expenditures are non-GAAP measures and can be reconciled as follows:*

| | Three months ended December 31, | | | | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Consolidated | | Mount Milligan | | Öksüt | | Molybdenum | | Other | |
| | 2024 | 2023 | 2024 | 2023 | 2024 | 2023 | 2024 | 2023 | 2024 | 2023 |
| **Additions to PP&E**[1] | $ 42.0 | $ 67.9 | $ 9.0 | $ 36.6 | $ 15.2 | $ 27.1 | $ 17.5 | $ 1.4 | $ 0.3 | $ 2.8 |
| Adjust for: | | | | | | | | | | |
| Costs capitalized to the ARO assets | 9.8 | (17.6) | — | (6.8) | (3.7) | (10.4) | 13.7 | — | (0.2) | (0.4) |
| Costs capitalized to the ROU assets | (1.6) | (13.8) | (1.0) | (13.6) | (0.1) | (0.2) | — | — | (0.5) | — |
| Costs relating to capitalized DDA | (2.7) | — | — | — | — | — | (2.7) | — | — | — |
| Other[2] | (1.0) | (0.1) | (0.2) | 0.2 | (0.1) | (0.1) | (1.1) | — | 0.4 | (0.2) |
| **Capital expenditures** | $ 46.5 | $ 36.4 | $ 7.8 | $ 16.4 | $ 11.3 | $ 16.4 | $ 27.4 | $ 1.4 | $ — | $ 2.2 |
| Sustaining capital expenditures | 19.5 | 34.5 | 7.8 | 16.4 | 11.3 | 16.4 | 0.4 | 1.4 | — | 0.3 |
| Non-sustaining capital expenditures | 27.0 | 1.9 | — | — | — | — | 27.0 | — | — | 1.9 |

[1] As presented in note 26 of the Company's consolidated financial statements.
[2] Primarily includes reclassification of insurance and capital spares from supplies inventory to PP&E.

| | Years ended December 31, | | | | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Consolidated | | Mount Milligan | | Öksüt | | Molybdenum | | Other | |
| | 2024 | 2023 | 2024 | 2023 | 2024 | 2023 | 2024 | 2023 | 2024 | 2023 |
| **Additions to PP&E**[1] | $174.9 | $121.7 | $ 55.8 | $ 62.0 | $ 54.7 | $ 50.5 | $ 62.3 | $ 2.0 | $ 2.1 | $ 7.2 |
| Adjust for: | | | | | | | | | | |
| Costs capitalized to the ARO assets | (5.3) | (16.6) | 1.7 | (4.3) | (11.0) | (11.9) | 4.7 | — | (0.7) | (0.4) |
| Costs capitalized to the ROU assets | (4.7) | (16.5) | (2.8) | (13.7) | (1.7) | (1.4) | — | — | (0.2) | (1.4) |
| Costs relating to capitalized DDA | (2.8) | — | — | — | — | — | (2.8) | — | — | — |
| Other[2] | (2.0) | (0.3) | (0.7) | — | (0.1) | (0.3) | (1.1) | — | (0.1) | 0.0 |
| **Capital expenditures** | $160.1 | $ 88.3 | $ 54.0 | $ 44.0 | $ 41.9 | $ 36.9 | $ 63.1 | $ 2.0 | $ 1.1 | $ 5.4 |
| Sustaining capital expenditures | 101.6 | 83.5 | 54.0 | 44.0 | 41.9 | 36.9 | 5.3 | 2.0 | 0.4 | 0.6 |
| Non-sustaining capital expenditures | 58.5 | 4.8 | — | — | — | — | 57.8 | — | 0.7 | 4.8 |

[1] As presented in note 26 of the Company's consolidated financial statements.
[2] Primarily includes reclassification of insurance and capital spares from supplies inventory to PP&E.

*Costs per tonne are non-GAAP measures and can be reconciled as follows:*

| (in millions of US dollars, except where noted) | Three months ended December 31, | | | | Years ended December 31, | | | |
|---|---|---|---|---|---|---|---|---|
| | Mount Milligan | | Öksüt | | Mount Milligan | | Öksüt | |
| | 2024 | 2023 | 2024 | 2023 | 2024 | 2023 | 2024 | 2023 |
| Mining costs | $ 32.1 | $ 26.8 | $ 15.7 | $ 12.7 | $ 123.5 | $ 112.5 | $ 55.2 | $ 26.6 |
| Allocation of mining costs[1] | (2.7) | (1.6) | (5.5) | (8.8) | (14.7) | (9.1) | (23.1) | (20.8) |
| Milling costs | 25.3 | 28.6 | 7.5 | 6.3 | 114.5 | 129.2 | 26.6 | 12.5 |
| Site G&A costs | 13.0 | 14.0 | 10.5 | 7.5 | 52.6 | 54.5 | 39.2 | 23.6 |
| Change in inventory, royalties and other | 21.6 | (5.7) | 5.4 | 28.4 | 30.4 | 16.3 | 50.1 | 47.7 |
| **Production costs** | $ 89.3 | $ 62.1 | $ 33.6 | $ 46.1 | $ 306.3 | $ 303.4 | $ 148.0 | $ 89.6 |
| Ore and waste tonnes mined (000's tonnes) | 9,622 | 12,397 | 4,439 | 3,499 | 46,070 | 50,015 | 16,937 | 9,873 |
| Ore processed (000's tonnes) | 5,423 | 5,775 | 1,143 | 1,202 | 21,463 | 21,680 | 4,621 | 2,519 |
| Mining costs per tonne mined ($/tonne) | 3.33 | 2.16 | 3.54 | 3.65 | 2.68 | 2.25 | 3.26 | 2.69 |
| Processing costs per tonne processed ($/tonne) | 4.66 | 4.96 | 6.56 | 5.23 | 5.33 | 5.96 | 5.76 | 4.98 |
| Site G&A costs per tonne processed ($/tonne) | 2.41 | 2.43 | 9.20 | 6.22 | 2.45 | 2.51 | 8.49 | 9.36 |
| On site costs per tonne processed ($/tonne) | 12.99 | 12.03 | 29.50 | 22.06 | 13.54 | 13.66 | 26.19 | 24.88 |

[1] Allocation of mining costs represents allocation to TSF for the Mount Milligan Mine and capitalized stripping for the Öksüt Mine.

*EBITDA at the Langeloth Facility is a non-GAAP measure and can be reconciled as follows:*

| | Three months ended December 31, | | Years ended December 31, | |
|---|---|---|---|---|
| | 2024 | 2023 | 2024 | 2023 |
| Net loss | $ (0.9) | $ (7.0) | $ (8.6) | $ (13.7) |
| Depreciation, depletion and amortization ("DDA") | 0.9 | 0.8 | 3.4 | 4.3 |
| EBITDA | $ — | $ (6.2) | $ (5.2) | $ (9.4) |

**Qualified Person & QA/QC – Non-Exploration (including production information)**

Andrey Shabunin, Professional Engineer, member of the Professional Engineer of Ontario (PEO) and General Manager of the Öksüt Mine, has reviewed and approved the scientific and technical information related to mineral reserves at the Öksüt Mine. Mr. Shabunin is a Qualified Person within the meaning of the Canadian Securities Administrator's National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101").

Christopher Richings, Professional Engineer, member of the Engineers and Geoscientists British Columbia and Centerra's Vice President, Technical Services, has reviewed and approved the scientific and technical information related to all other mineral reserves. Mr. Richings is a Qualified Person within the meaning of NI 43-101.

Karen Chiu, Professional Engineer, member of the Engineers and Geocientists of Ontario and Centerra's Corporate Geologist, has reviewed and approved the scientific and technical information related to mineral resources estimates at the Goldfield Project. Ms. Chiu is a Qualified Person within the meaning of NI 43-101.

Lars Weiershäuser, PhD, Professional Engineer, member of the Engineers and Geocientists of Ontario, and Centerra's Director of Geology, has reviewed and approved the scientific and technical information related to all other mineral resources estimates. Dr. Weiershäuser is a Qualified Person within the meaning of NI 43-101.

All mineral reserve and resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101.

All other non-exploration scientific and technical information presented in this document, including the production estimates, were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101 and were reviewed, verified, and compiled by Centerra's geological and mining staff under the supervision of W. Paul Chawrun, Professional Engineer, member of the Professional Engineers of Ontario (PEO) and Centerra's Executive Vice President and Chief Operating Officer, a qualified person for the purpose of NI 43-101.

The Mount Milligan Mine is described in the Company's most recent AIF and in a technical report pursuant to NI 43-101 dated November 7, 2022 (with an effective date of December 31, 2021), and both are filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. The technical report describes the exploration history, geology, and style of gold mineralization of the Mount Milligan deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

The Öksüt Mine is described in the Company's most recent AIF and in a technical report pursuant to NI 43-101 dated September 3, 2015 (with an effective date of June 30, 2015), and both are filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. The technical report describes the exploration history, geology, and style of gold mineralization at the Öksüt deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

**Qualified Person & QA/QC – Exploration**

Exploration information and related scientific and technical information in this document regarding the Mount Milligan Mine were prepared in accordance with the standards of NI 43-101 and were prepared, reviewed, verified, and compiled by Cheyenne Sica, Member of the Association of Professional Geoscientists Ontario and Exploration Manager, Canada at Centerra Gold Inc., who is the qualified person for the purpose of NI 43-101.

Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Mount Milligan Mine is described in the Company's most recent AIF, which is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar and in a technical report dated November 7, 2022 (with an effective date of December 31, 2022) prepared in accordance with NI 43-101, which is available on SEDAR at www.sedarplus.ca.

Exploration information, and related scientific and technical information, in this document, with respect to the Öksüt Mine were prepared, reviewed, verified, and compiled in accordance with NI 43-101 by Richard Adofo, Member of the Association of Professional Geoscientists Ontario and Vice President, Exploration & Resource at Centerra Gold Inc., who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Öksüt Mine is described in the Company's most recent AIF, which is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar, and in a technical report dated September 3, 2015 (with an effective date of June 30, 2015) prepared in accordance with NI 43-101, which is available on SEDAR at www.sedarplus.ca.

Exploration information and other related scientific and technical information in this news release regarding the Goldfield Project were prepared in accordance with the standards of NI 43-101 and were prepared, reviewed, verified, and compiled by Richard Adofo, Member of the Association of Professional Geoscientists Ontario and Vice President, Exploration & Resource at Centerra Gold Inc., who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance-quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Goldfield Project is described in the Company's most recent AIF, which is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

All other scientific and technical information presented in this document, including the production estimates, were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101 and were reviewed, verified, and compiled by Centerra's geological and mining staff under the supervision of W. Paul Chawrun, Professional Engineer, member of the Professional Engineers of Ontario (PEO), who is a qualified person for the purpose of NI 43-101.

# Consolidated
# Financial Statements

**For the Years Ended December 31, 2024 and 2023**



Management's Responsibility for Financial Statements

The accompanying audited consolidated financial statements of Centerra Gold Inc. were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management acknowledges responsibility for significant accounting judgments and audited annual consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances.

The Board of Directors is responsible for reviewing and approving the audited annual consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee reviews the consolidated financial statements, management's discussion and analysis and the external auditors' report; examines the fees and expenses for audit services; and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

*Original signed by:*                                      *Original signed by:*

Paul Tomory                                                  Ryan Snyder

*President and Chief Executive Officer*          *Executive Vice President and Chief Financial Officer*


February 20, 2025

Management's Report on Internal Control over Financial Reporting

The Management of Centerra Gold Inc. ("Centerra") is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

Management has used the Internal Control—Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of Centerra's internal control over financial reporting as of December 31, 2024, and has concluded that such internal control over financial reporting is effective.

The effectiveness of Centerra's internal control over financial reporting as of December 31, 2024 has been audited by KPMG LLP, independent registered public accounting firm, as stated in their report that appears herein.


*Original signed by:*

Paul Tomory

*President and Chief Executive Officer*

*Original signed by:*

Ryan Snyder

*Executive Vice President and Chief Financial Officer*


February 20, 2025

**Report of Independent Registered Public Accounting Firm**

To the Shareholders and Board of Directors of Centerra Gold Inc.

*Opinion on the Consolidated Financial Statements*

We have audited the accompanying consolidated statements of financial position of Centerra Gold Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of earnings (loss) and comprehensive income (loss), shareholders' equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 20, 2025, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

*Basis for Opinion*

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

*Critical Audit Matter*

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

*Assessment of the Accounting and Valuation of the Additional Royal Gold Agreement*

As discussed in Note 24a to the consolidated financial statements, on February 13, 2024, the Company entered into an additional agreement with Royal Gold (the "Additional Royal Gold Agreement") relating to the Mount Milligan Mine. As part of the Additional Royal Gold Agreement, Royal Gold has agreed, among other things, to increase cash payments for Mount Milligan Mine's gold ounces and copper pounds delivered to Royal Gold, starting after the first threshold date ("First Threshold Date") and further increase these cash payments after the second threshold (gold) date ("Second Threshold (Gold) Date") and the second threshold (copper) date ("Second Threshold (Copper) Date"). The Company determined that the Additional Royal Gold Agreement modifies an existing contract with a customer under IFRS 15, Revenue from contracts with customers, whereby the Company received a financial asset. The financial asset is comprised of Threshold Payments that the Company is entitled to in the future and payments to Royal Gold, including the initial cash payment, Deferred Gold Consideration, Free Cash Flow Interest Payments and a potential tax indemnity. The Company accounted for the component pieces of the financial asset at fair value on the transaction date in accordance with IFRS 9, Financial instruments. The consideration received in the form of the financial asset was recognized as deferred revenue, which is to be recognized as revenue upon the satisfaction of the Company's performance obligations over the life of the Mount Milligan Mine. Subsequent to the initial recognition, payments and receipts related to the Additional Royal Gold Agreement will be settled against the financial asset and the fair value of the financial asset will be re-measured at each reporting date with changes in fair value recorded as a gain or loss in other operating expenses. The fair value of the financial asset was determined using a combination of a Monte Carlo simulation method and discounted cash flow method.

We identified the assessment of the accounting and valuation of the Additional Royal Gold Agreement as a critical audit matter. A high degree of auditor judgment was required to evaluate that the transaction represented a modification of a contract with a customer, under IFRS 15 whereby the Company received the consideration in the form of a financial asset under IFRS 9. Significant judgment was also required in determining that the consideration received represented deferred revenue and in determining that all the cash flows in the Additional Royal Gold Agreement should be accounted for as a single financial asset under IFRS 9. Significant auditor judgment was required to assess the significant assumptions of short-term and long-term gold prices, long-term copper prices, discount rate, and recoverable production used to determine the fair value of the financial asset. In addition, auditor judgment was required to assess the mineral reserves and resources which form the basis of the life of mine plan.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's process to assess the accounting and valuation of the Additional Royal Gold Agreement. This included controls related to the determination of the accounting and the future cash flows in the life of mine model used to estimate the valuation of the financial asset and the development of the significant assumptions. We evaluated the Company's accounting assessment by inspecting the terms and conditions of the Additional Royal Gold Agreement and assessing against the requirements of IFRS 15 and IFRS 9. We involved accounting professionals with specialized skills and knowledge, who assisted in evaluating the accounting treatment applied to the Additional Royal Gold Agreement. We assessed the estimates of recoverable production used in the life of mine plan by comparing them to historical results. We evaluated the Company's mineral reserves and resources by analyzing changes from the prior year. We assessed the competence, capabilities and objectivity of the Company's personnel who prepared the historical reserve and resource information, including the industry and regulatory standards they applied. We involved valuation professionals with specialized skills and knowledge, who assisted in:
- Evaluating the short-term and long-term gold prices and long-term copper prices by comparing to third party estimates
- Evaluating the discount rate assumption by comparing to an estimate that was independently developed using publicly available third-party sources.


/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company's auditor since 2004.

Toronto, Canada
February 20, 2025

**Report of Independent Registered Public Accounting Firm**

To the Shareholders and Board of Directors of Centerra Gold Inc.:

*Opinion on Internal Control Over Financial Reporting*

We have audited Centerra Gold Inc.'s (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of earnings (loss) and comprehensive income (loss), shareholders' equity, and cash flows for each of the years then ended and the related notes (collectively, the consolidated financial statements), and our report dated February 20, 2025 expressed an unqualified opinion on those consolidated financial statements.

*Basis for Opinion*

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

*Definition and Limitations of Internal Control Over Financial Reporting*

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 20, 2025

**Centerra Gold Inc.**
**Consolidated Statements of Financial Position**

| As at December 31, | | 2024 | | 2023 |
|---|---|---|---|---|
| (Expressed in thousands of United States dollars) | | | | |
| **Assets** | **Notes** | | | |
| Current assets | | | | |
| Cash and cash equivalents | | $ 624,673 | $ | 612,941 |
| Amounts receivable | 7 | 75,041 | | 70,763 |
| Inventories | 8 | 234,249 | | 257,302 |
| Current financial assets | 24 | 625 | | 10,304 |
| Other current assets | 9 | 58,474 | | 14,717 |
| | | 993,062 | | 966,027 |
| | | | | |
| Property, plant and equipment | 10 | 1,101,536 | | 1,237,506 |
| Deferred income tax assets | 19 | 60,133 | | 57,900 |
| Non-current financial assets | 24 | 67,217 | | 5,332 |
| Other non-current assets | 11 | 43,185 | | 14,001 |
| | | 1,272,071 | | 1,314,739 |
| **Total assets** | | $ 2,265,133 | $ | 2,280,766 |
| | | | | |
| **Liabilities and shareholders' equity** | | | | |
| Current liabilities | | | | |
| Accounts payable and accrued liabilities | 12 | $ 233,094 | $ | 201,707 |
| Income tax payable | 19 | 18,731 | | 40,952 |
| Current financial liabilities | 24 | 12,707 | | 2,965 |
| Other current liabilities | 9 | 19,348 | | 51,813 |
| | | 283,880 | | 297,437 |
| | | | | |
| Deferred income tax liabilities | 19 | 18,400 | | 16,809 |
| Provision for reclamation | 13 | 266,195 | | 272,566 |
| Non-current financial liabilities | 24 | 5,208 | | 366 |
| Other non-current liabilities | 11 | 35,534 | | 19,346 |
| | | 325,337 | | 309,087 |
| **Shareholders' equity** | | | | |
| Share capital | 20 | 826,694 | | 861,536 |
| Contributed surplus | | 32,147 | | 33,869 |
| Accumulated other comprehensive (loss) income | | (11,195) | | 7,451 |
| Retained earnings | | 808,270 | | 771,386 |
| | | 1,655,916 | | 1,674,242 |
| **Total liabilities and shareholders' equity** | | $ 2,265,133 | $ | 2,280,766 |

Commitments and contingencies (note 22)
Subsequent events (note 20)

The accompanying notes form an integral part of these consolidated financial statements.

Approved by the Board of Directors
Original signed by:
Michael S. Parrett                                        Wendy Kei

**Centerra Gold Inc.**
**Consolidated Statements of Earnings (Loss) and Comprehensive Income (Loss)**

**For the years ended December 31,**

| (Expressed in thousands of United States dollars) (except per share amounts) | Note | | 2024 | | 2023 |
|---|---|---|---|---|---|
| **Revenue** | 15 | $ | **1,214,503** | $ | 1,094,897 |
| Cost of sales | | | | | |
| Production costs | | | **710,323** | | 705,974 |
| Depreciation, depletion and amortization | | | **126,132** | | 124,918 |
| **Earnings from mine operations** | | | **378,048** | | 264,005 |
| Exploration and evaluation costs | | | **70,721** | | 74,816 |
| Corporate administration | | | **32,685** | | 35,643 |
| Share-based compensation expense | | | **5,203** | | 9,232 |
| Care and maintenance expenses | | | **22,197** | | 28,412 |
| Impairment loss | 5 | | **193,564** | | 34,101 |
| Reclamation (recovery) expense | 13 | | **(25,260)** | | 34,378 |
| Other operating expenses | 16 | | **2,421** | | 29,578 |
| **Earnings from operations** | | | **76,517** | | 17,845 |
| Gain on sale of Greenstone Partnership | 6 | | **(63,088)** | | — |
| Other non-operating income | 17 | | **(49,116)** | | (11,134) |
| Finance costs | 18 | | **14,664** | | 15,345 |
| **Earnings before income tax** | | | **174,057** | | 13,634 |
| Income tax expense | 19 | | **93,663** | | 94,912 |
| **Net earnings (loss)** | | | **80,394** | | (81,278) |
| **Other Comprehensive Income (Loss)** | | | | | |
| **Items that may be subsequently reclassified to earnings:** | | | | | |
| Changes in fair value of hedge derivative instruments | 24 | | **(20,624)** | | 10,774 |
| **Items that will not be subsequently reclassified to earnings:** | | | | | |
| Changes in fair value of marketable securities | 24 | | **1,978** | | — |
| **Other comprehensive (loss) income** | | | **(18,646)** | | 10,774 |
| **Total comprehensive income (loss)** | | $ | **61,748** | $ | (70,504) |
| **Earnings (Loss) per share:** | | | | | |
| Basic | 20 | $ | **0.38** | $ | (0.37) |
| Diluted | 20 | $ | **0.35** | $ | (0.38) |

The accompanying notes form an integral part of these consolidated financial statements.

**Centerra Gold Inc.**
**Consolidated Statements of Cash Flows**

| For the years ended December 31,<br>(Expressed in thousands of United States dollars) | Notes | 2024 | 2023 |
|---|---|---|---|
| **Operating activities** | | | |
| Net earnings (loss) | | $ 80,394 | $ (81,278) |
| Adjustments: | | | |
| Depreciation, depletion and amortization | | 130,662 | 129,692 |
| Reclamation (recovery) expense | 13 | (25,260) | 33,957 |
| Share-based compensation expense | | 5,203 | 9,997 |
| Finance costs | 18 | 14,664 | 15,345 |
| Income tax expense | 19 | 93,663 | 94,912 |
| Impairment loss | 5 | 193,564 | 34,101 |
| Unrealized foreign exchange (gain) loss | | (16,940) | 2,227 |
| Unrealized fair value gain on financial asset related to the Additional Royal Gold Agreement | 24a | (23,500) | — |
| Gain on sale of Greenstone Partnership | 6 | (63,088) | — |
| Inventory impairment | | — | 3,675 |
| Other | | 677 | 3,933 |
| Reclamation payments | | (9,539) | — |
| **Cash provided by operating activities prior to changes in working capital and income taxes paid** | | 380,500 | 246,561 |
| Income taxes paid | | (109,109) | (44,201) |
| Other changes in working capital | 21 | 27,010 | 43,237 |
| **Cash provided by operating activities** | | 298,401 | 245,597 |
| **Investing activities** | | | |
| Property, plant and equipment additions | | (159,791) | (85,306) |
| Proceeds from disposition of property, plant, and equipment | | 959 | 1,516 |
| Cash settlement related to the Additional Royal Gold Agreement | 24a | (24,500) | — |
| Payment of transactions costs related to the Additional Royal Gold Agreement | | (2,521) | — |
| Purchase of marketable securities | | (7,349) | — |
| Proceeds from sale of Greenstone Partnership | 6 | — | 25,000 |
| Acquisition of Goldfield Project | | — | (31,500) |
| **Cash used in investing activities** | | (193,202) | (90,290) |
| **Financing activities** | | | |
| Dividends paid | 20 | (43,510) | (44,907) |
| Payment of borrowing and financing costs | | (2,115) | (4,210) |
| Repayment of lease obligations | | (7,675) | (6,803) |
| Proceeds from common shares issued | 20 | 3,886 | 2,058 |
| Payment for common shares repurchased | 20 | (44,053) | (20,420) |
| **Cash used in financing activities** | | (93,467) | (74,282) |
| Increase in cash and cash equivalents during the period | | 11,732 | 81,025 |
| Cash and cash equivalents at beginning of the period | | 612,941 | 531,916 |
| Cash and cash equivalents at end of the period | | $ 624,673 | $ 612,941 |

The accompanying notes form an integral part of these consolidated financial statements.

**Centerra Gold Inc.**

**Consolidated Statements of Shareholders' Equity**

**(Expressed in thousands of United States dollars, except share information)**

| | Number of Common Shares | Share Capital | Contributed Surplus | Accumulated Other Comprehensive Income (Loss) | Retained Earnings | Total |
|---|---|---|---|---|---|---|
| **Balance at January 1, 2024** | 215,497,133 | $ 861,536 | $ 33,869 | $ 7,451 | $ 771,386 | $1,674,242 |
| Net earnings | — | — | — | — | 80,394 | 80,394 |
| Other comprehensive loss | — | — | — | (18,646) | — | (18,646) |
| Transactions with shareholders: | | | | | | |
| Repurchase of shares - Normal Course Issuer Bid ("NCIB") (note 20) | (6,731,430) | (44,053) | — | — | — | (44,053) |
| Related to the effect of share repurchase liability (note 20) | — | 481 | — | — | — | 481 |
| Share-based compensation expense | — | — | 2,914 | — | — | 2,914 |
| Issued on exercise of stock options | 592,283 | 4,249 | (1,212) | — | — | 3,037 |
| Issued under the employee share purchase plan | 165,373 | 1,041 | — | — | — | 1,041 |
| Issued on redemption of restricted share units | 507,921 | 3,440 | (3,424) | — | — | 16 |
| Dividends declared and paid (C$0.28 per share) | — | — | — | — | (43,510) | (43,510) |
| **Balance at December 31, 2024** | 210,031,280 | $ 826,694 | $ 32,147 | $ (11,195) | $ 808,270 | $1,655,916 |
| | | | | | | |
| **Balance at January 1, 2023** | 218,428,681 | $ 886,479 | $ 29,564 | $ (3,323) | $ 897,571 | $1,810,291 |
| Net loss | — | — | — | — | (81,278) | (81,278) |
| Other comprehensive income | — | — | — | 10,774 | — | 10,774 |
| Transaction with shareholders: | | | | | | |
| Repurchase and cancellation of shares - NCIB (note 20) | (3,475,800) | (20,420) | — | — | — | (20,420) |
| Related to the effect of share repurchase liability (note 20) | — | (8,079) | — | — | — | (8,079) |
| Share-based compensation expense | — | — | 5,339 | — | — | 5,339 |
| Issued on exercise of stock options | 304,535 | 2,014 | (593) | — | — | 1,421 |
| Issued under the employee share purchase plan | 154,901 | 879 | — | — | — | 879 |
| Issued on redemption of restricted share units | 84,816 | 663 | (441) | — | — | 222 |
| Dividends declared and paid (C$0.28 per share) | — | — | — | — | (44,907) | (44,907) |
| **Balance at December 31, 2023** | 215,497,133 | $ 861,536 | $ 33,869 | $ 7,451 | $ 771,386 | $1,674,242 |

The accompanying notes form an integral part of these consolidated financial statements.

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

**1. Nature of operations**

Centerra Gold Inc. ("Centerra" or the "Company") was incorporated under the *Canada Business Corporations Act* on November 7, 2002. Centerra's common shares are listed on the Toronto Stock Exchange under the symbol "CG" and on the New York Stock Exchange under the symbol "CGAU". The Company is domiciled in Canada and its registered office is located at 1 University Avenue, Suite 1800, Toronto, Ontario, M5J 2P1. The Company is primarily focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide.

**2. Basis of presentation**

*a.  Statement of Compliance*

The consolidated financial statements of the Company and its subsidiaries are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These financial statements were authorized for issuance by the Board of Directors of the Company (the "Board") on February 20, 2025.

*b.  Basis of Presentation*

*Overview*

These consolidated financial statements have been prepared on a going concern basis under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value. The consolidated financial statements are presented in US dollars with all amounts rounded to the nearest thousand, except where otherwise noted. References to C$ are to Canadian dollars.

*Subsidiaries*

These consolidated financial statements include the accounts of the Company and its consolidated subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

Subsidiaries consist of entities from which the Company is exposed, or has rights, to variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are de-consolidated from the date control ceases. The Company reassesses whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of the elements of control. If the Company loses control over a subsidiary, it derecognizes the related assets, liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the statements of earnings (loss). Any investment retained is recognized at fair value.

*Joint Arrangements*

A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These consolidated financial statements include the Company's interests in the assets, liabilities, revenues and expenses of the joint operations, from the date that joint control commenced. The Company's 75% interest in the Endako Mine is accounted for as a joint operation.

## 3. Summary of material accounting policies

The material accounting policies summarized below have been applied consistently to all periods presented in these consolidated financial statements.

### a.  Business combinations

The Company uses the acquisition method of accounting for business combinations, whereby the purchase consideration transferred in the acquisition is allocated to the identifiable net assets acquired on the basis of fair value. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process, within a measurement period not to exceed one year from the acquisition date.

Acquisition-related costs are expensed as incurred. Assets acquired and liabilities assumed in a business combination are measured initially at fair value at the acquisition date. The excess of the consideration transferred over the fair value of the net assets acquired is recorded as goodwill. A gain is recorded through the consolidated statements of earnings (loss) and comprehensive earnings (loss) if the cost of the acquisition is less than the fair values of the identifiable net assets acquired.

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business. The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Company has an option to apply a "concentration test" that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are recognized in profit or loss. Any contingent or deferred consideration is measured at fair value at the date of acquisition.

### b.  Foreign currency

The functional currency of the Company, including its subsidiaries and joint operations is the currency of the primary economic environment in which it operates. The functional currency of the Company's operations is the United States dollar ("USD").

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Foreign currency transactions are translated into the Company's functional currency as follows:

- Non-monetary items that are measured at historical cost are translated at the historical exchange rates prevailing at each transaction date. Non-monetary items that are measured at fair value are translated at the exchange rate in effect at the date the fair value was measured.
- Monetary items are translated at the closing rate in effect at the statement of financial position date.
- Revenue and expense items are translated using the exchange rate applicable to the transaction date.

### c. Cash and cash equivalents

Cash and cash equivalents comprise cash balances and short-term investments with original maturities of approximately three months. Cash and cash equivalents are classified as financial assets carried at amortized cost.

### d. Inventories

Metal inventories, including heap leach ore, stockpiled ore, in-circuit gold, gold-in-carbon, gold and copper concentrate, gold doré and molybdenum inventory are valued at the lower of cost and net realizable value ("NRV").

The cost of inventories is determined primarily on a weighted-average basis and includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Costs of inventories include direct materials, direct labour, transportation, shipping, freight and insurance costs, mine-site overhead expenses and depreciation, depletion and amortization ("DDA") of mining assets. The cost of molybdenum inventory includes amounts paid and payable for molybdenum concentrate as well as costs associated with beneficiation and roasting.

NRV is calculated as the estimated price in the ordinary course of business, less costs to be incurred in converting the relevant inventories to saleable product and delivering it to a customer. Any write-down of inventories to NRV or reversals of previous write-downs are recognized in the consolidated statements of earnings (loss) and comprehensive earnings (loss) in the period that the write-down or reversal occurs.

Supplies inventory and spare parts are valued at weighted average cost. Provisions are recorded to reduce supplies inventory to NRV, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete.

### e. Property, plant and equipment

*Construction-in-progress*

Assets under construction are capitalized as construction-in-progress until the asset is available for use. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Directly attributable costs are capitalized until the asset is in a location and condition necessary for operation as intended by management. These costs include: the purchase price, installation costs, site preparation costs, survey costs, freight charges, transportation insurance costs, duties, testing and preparation charges and estimated costs of dismantling and removing the item and restoring the site on which it is located.

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Costs incurred on properties in the development stage are included in the carrying amount of the development project in construction-in-progress. A property is classified as a development property when a mine plan has been prepared and a decision is made to commercially develop the property. Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves or mineral resources and provide facilities for extracting, treating, gathering, transporting, and storing the minerals. All expenditures incurred from the time the development decision is made until when the asset is ready for its intended use are capitalized. Proceeds received from mineral sales made prior to a mine being capable of operating at levels intended by management are recognized in revenue from mining operations. Costs related to those sales are recognized in production costs.

Borrowing costs are capitalized to qualifying assets and are included in construction-in-progress. Qualifying assets are assets that take a substantial period of time to prepare for the Company's intended use, which includes projects that are in the exploration and evaluation, pre-development and development stages. Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets until such time as the assets are substantially ready for their intended use. All other borrowing costs are expensed as finance costs in the period in which they are incurred. Where the funds used to finance a qualifying asset form part of a general borrowing, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period.

Construction-in-progress is not depreciated. When an asset becomes available for use, its costs are transferred from construction-in-progress into the appropriate asset classification such as mineral properties, building, plant and equipment. Depreciation commences once the asset is complete and available for use.

*Buildings, plant and equipment*

Buildings, plant and equipment are recorded at cost, including all expenditures incurred to prepare an asset for its intended use. An item of buildings, plant and equipment is de-recognized upon disposal or when no further future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between any proceeds received and the carrying amount of the asset) is included in the consolidated statements of earnings (loss) and comprehensive earnings (loss) in the year the asset is de-recognized.

Buildings, plant and equipment are depreciated according to either the units-of-production method or on a straight-line basis over their expected useful life, according to the pattern in which the asset's future economic benefits are expected to be consumed. Depreciation commences when the assets are considered available for use. Once buildings, plant and equipment are considered available for use, they are measured at cost less accumulated depreciation and applicable impairment losses.

Where an item of buildings, plant and equipment comprises major components with different useful lives, the components are depreciated separately but are grouped for disclosure purposes as buildings, plant and equipment. Major overhaul expenditures and the cost of replacement of a major component are depreciated over the average expected period between major overhauls.

Management annually reviews the estimated useful lives, residual values and depreciation methods of the Company's buildings, plant and equipment and also when events and circumstances indicate that such a review should be undertaken. Changes to estimated useful lives, residual values or depreciation methods resulting from such reviews are accounted for prospectively.

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The following table sets out the useful lives of certain assets depreciated using the straight-line basis:

|  | Useful Life |
| --- | --- |
| Buildings, plant and equipment | 2 to 20 years |
| Mobile equipment | 2 to 10 years |
| Light vehicles and other mobile equipment | 2 to 10 years |
| Furniture, computer and office equipment | 2 to 5 years |

*Mineral properties*

The cost of mineral properties includes the fair value attributable to proven and probable mineral reserves and mineral resources acquired, development costs, capitalized exploration and evaluation costs and capitalized borrowing costs. These costs incurred are directly attributable to bringing a mineral property to the state where it is capable of operating in the manner intended by management ("commercial production"). In determining whether a mine has achieved commercial production, the criteria considered include the following:

- Substantial completion of the construction activities;
- Ability to produce minerals in saleable form (within specifications);
- Completion of a reasonable period of testing of mine plant and equipment; and
- Ability to sustain ongoing production of minerals.

After a mineral property has been brought into commercial production, costs are expensed as incurred or capitalized to inventory. Sales are recognized as revenues and production costs as a component of cost of sales, and amortization of capitalized costs in property, plant and equipment commences.

Mineral properties are depreciated on a units-of-production basis over the estimated economic life of the mine to which they relate.

*Deferred stripping costs*

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials to access ore from which minerals can be extracted economically is referred to as stripping. Stripping costs incurred in the production phase are accounted for as costs of the inventory produced during the period that the stripping costs are incurred, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body which will be extracted in the future. Components of the ore body are based on the distinct development phases identified by the mine planning engineers when determining the optimal development plan for the open pit.

Stripping costs incurred in the production phase provide a future economic benefit when:

- It is probable that the future economic benefit associated with the stripping activity will flow to the Company;
- The Company can identify the component of the ore body for which access has been improved; and

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

- The costs relating to the stripping activity associated with that component can be measured reliably by the Company.

Where a mine operates several open pits that are regarded as separate operations for the purpose of mine planning, stripping costs are accounted for separately by reference to the ore from each separate pit. A "component" is a specific section of the ore body that is made more accessible by the stripping activity and is typically a subset of the larger ore body that is distinguished by a separate useful economic life.

When the costs of the stripping activity asset and the inventory produced are not separately identifiable, the Company allocates the production stripping costs between the inventory produced and the stripping activity asset by using an allocation basis that is based on a relevant production measure. This production measure is calculated for the identified component of the ore body and is used as a benchmark to identify the extent to which the additional activity of creating a future benefit has taken place. The benchmark used divides the total tonnage mined (ore and waste) for the component or pit for the period by the quantity of minerals contained in the ore mined for the component or pit.

Capitalized stripping costs are depleted on a units-of-production basis over the proven and probable reserves that become more accessible as a result of the stripping activity.

### f.  Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease by assessing if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company primarily uses the following criteria to assess whether a contract conveys the right to control the use of an identified asset:

- The contract involves the use of an explicitly or implicitly identified lease;
- The Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and,
- The Company has the right to direct the use of the asset.

If a contract is assessed to contain a lease, a lease liability and right-of-use ("ROU") asset is recognized at the commencement date of the lease (i.e. the date the underlying asset is available for use).

ROU assets are measured at cost less any accumulated depreciation and impairment losses and adjusted for any remeasurements of the lease liability. Such costs include the initial amount of lease obligations recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the ROU assets are depreciated on a straight-line basis over the shorter of the estimated useful life and the lease term. ROU assets are subject to impairment.

At the commencement date, the lease liability is measured at the present value of lease payments to settle the lease contract, discounted using the interest rate implicit in the lease agreement or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The lease payments include fixed payments, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

guarantees and the exercise price of a purchase option reasonably certain to be exercised by the Company.

After the commencement date, the lease liability is increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured if there is a modification, a change in the lease term, a change in the fixed lease payments, changes based on an index or rate or a change in the assessment to purchase the underlying asset.

### g. Impairment and impairment reversal of long-lived assets

Long-lived assets are reviewed for impairment indicators at each reporting period. If an indicator of impairment exists, the Company calculates the recoverable amount of the asset to determine if any impairment loss is required. The recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into cash generating units ("CGUs") for impairment testing purposes. The recoverable amount is the greater of value-in-use ("VIU") and fair value less costs of disposal ("FVLCD") of an asset or CGU. An impairment loss is recognized for any excess of the carrying amount of the CGU over its recoverable amount. Impairment losses are recorded in the consolidated statements of earnings (loss) in the period in which they occur.

The Company applies the impairment loss to the CGU's long-lived assets based on their carrying amounts on a pro-rata basis. Assumptions, such as gold price, copper price, molybdenum price, exchange rates, discount rate, expenditures underlying the estimate of recoverable value, value per in-situ gold equivalent ounce estimates and capital equipment values are subject to risks and uncertainties.

CGUs with previous impairment charges to long-lived assets, other than goodwill, are monitored for potential indicators of impairment reversal each reporting period. Any impairment charge that is taken on a long-lived asset, other than goodwill, is reversed if there are subsequent changes in the estimates or significant assumptions that were used to recognize the impairment loss, that result in an increase in the recoverable amount of the CGU. If an indicator of impairment reversal has been identified, the recoverable amount of the long-lived asset is calculated in order to determine if any impairment reversal is required. This reversal is recognized in earnings and is limited to the carrying value that would have been determined, net of any depreciation, depletion and amortization, where applicable, had no impairment charge been recognized previously. Impairment reversals are recorded in the consolidated statements of earnings (loss) in the period in which they occur.

### h. Provision for reclamation

Provisions for reclamation arise from the acquisition, development and construction of mining properties and plant and equipment, and are subject to government controls and regulations that protect the environment on the closure and reclamation of mining properties. Provisions for reclamation are recognized at the time that an environmental disturbance occurs or a new legal or constructive obligation is determined. The major parts of the carrying amount of provisions relate to tailings facilities and heap leach pad closure and rehabilitation, demolition of buildings and mine facilities, and ongoing water treatment and monitoring of closed mines. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation at the time of closure and post-closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks of each particular operation. Provisions for reclamation are measured at the expected value of future cash flows adjusted for the impact of short- and long-term inflation and discounted to their present value using a pre-tax risk-free discount rate.

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Each reporting period, provisions for reclamation are remeasured to reflect any changes to significant assumptions, including changes in discount rates, foreign exchange rates, inflation rates and the timing or amounts of the costs to be incurred. For operating sites, when the provision for reclamation is recognized or adjusted for an operating asset, the corresponding cost is capitalized to the related item of property, plant and equipment, except where a reduction in the obligation is greater than the amount capitalized, in which case the capitalized costs are reduced to $nil and the remaining adjustment is included in the statements of earnings (loss). Reclamation provisions that result from disturbance in the land to extract ore in the current period are included in the cost of inventories. When the provision for reclamation is recognized or adjusted for closed sites, the cost is included in the consolidated statements of earnings (loss) and comprehensive earnings (loss).

The provisions are adjusted each period to reflect the passage of time and are recorded in finance costs in the period incurred. Upon settlement of the provision for reclamation, the Company records a gain or loss if the actual cost differs from the carrying amount of the provision. Settlement gains or losses are recorded in the consolidated statements of earnings (loss) and comprehensive earnings (loss).

### i. *Contingent liabilities and other provisions*

Provisions are recorded when a legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. The amount recognized as a provision is the best estimate of the amount required to settle the present obligation estimated at the end of each reporting period, taking into account the risks and uncertainties surrounding the obligation. A provision is measured using the present value of cash flows estimated to settle the present obligation, discounted using a pre-tax risk-free discount rate consistent with the time period of expected cash flows. The increase in provision due to the passage of time is recognized as a finance cost in the consolidated statements of earnings (loss) and comprehensive earnings (loss).

Contingent liabilities may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies, the Company, with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a provision is recorded. When a contingent loss is not probable, but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

### j. *Share-based compensation*

The long-term incentive plan ("LTIP") effectively replaced the Company's legacy plans ("Legacy Plans"). Share-based compensation awards granted under the Legacy Plans remain outstanding and governed by the respective terms of such plans, but no new awards are to be granted under any of the Legacy Plans.

*Employee Stock Options*

Stock options are equity-settled share-based compensation awards and are administered in a similar fashion under LTIP and Legacy Plans. The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Stock options vest over three years whereby 33% vest on each

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

anniversary of the grant date. Compensation expense is recognized over the stock option vesting period based on the number of units estimated to vest. This expense is recognized as share-based compensation expense with a corresponding increase in contributed surplus. When options are exercised, the proceeds received by the Company, together with the amount in contributed surplus, are credited to common shares.

*Performance Share Units*

A Performance Share Unit ("PSU") represents the right to receive the cash equivalent of a common share or, at the Company's option, a common share purchased on the open market. PSUs are accounted for under the liability method using the Monte Carlo simulation option pricing model. Under LTIP, 100% of awards vest after three years following the grant year. Under the Legacy Plans, awards vest over three years whereby 50% vest on December 31 of the year following the grant year ("end of year 2") and the remaining 50% vest on December 31 of the subsequent year ("end of year 3"). Under this method, the fair value of the PSUs is recognized over the vesting period. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery. The cash paid on exercise of these PSUs is recorded as a reduction of the accrued obligation. The number of units that vest is determined by multiplying the number of units granted to the participant by the adjustment factor based on Centerra's total return performance relative to the total return index value ("TRIV") from the S&P/TSX Global Gold CAD$ Index during the applicable period.

*Deferred Share Units*

Deferred Share Units ("DSUs") are administered in a similar fashion under LTIP and Legacy Plans. Directors of the Company elect to receive all or a portion of their annual director fees, as deferred share units. DSUs are settled in cash and are accounted for under the liability method. DSUs cannot be converted to shares by the unit holder or by the Company. DSUs cannot be redeemed until a director no longer holds any position with the Company, and can be redeemed no later than December 15 of the following year in which the director ceased to hold all positions in the Company, unless otherwise stated in a grant agreement. A liability is recorded at grant date equal to the fair value of the DSUs. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery. The cash paid on exercise of these deferred share units is recorded as a reduction of the accrued obligation.

*Restricted Share Units*

Executive RSUs granted under the LTIP are equity-settled share-based compensation awards. The Executive RSUs vest over three years whereby 33% vest on each of the annual vesting dates. Compensation expense is recognized over the vesting period based on the number of units to vest. The expense is recognized as share-based compensation expense with a corresponding increase in contributed surplus.

Employee RSUs granted under the Legacy Plans are equity-settled share-based compensation awards. Employee RSU holders had an option to elect to receive a portion of their annual incentive payments for that year as Employee RSUs and the Company matched 50% of the Employee RSUs granted to Employee RSU holders. Employee RSUs vest 50% as of the first anniversary of their grant dates and the remaining 50% vest as of the second anniversary of their grant dates. Compensation expense is recognized over the vesting period based on the number of units to vest. The expense is recognized as share-based compensation expense with a corresponding increase in contributed surplus.

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Employee RSUs granted under the LTIP are cash-settled share-based compensation awards. The Employee RSUs vest over three years whereby 33% vest on each of the annual vesting dates. The Employee RSUs are accounted for under the liability method whereby a liability is recorded at grant date equal to the fair value of the Employee RSU. Under this method, the fair value of the Employee RSUs are recognized over the vesting period. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery.

Directors of the Company elect to receive all or a portion of their annual retainer, as restricted share units. Director RSUs can be settled in cash or equity at the option of the holders. The Director RSUs vest immediately upon grant and are redeemed on a date chosen by the participant (subject to certain restrictions as set out in the plan). The Director RSUs granted are accounted for under the liability method whereby a liability is recorded at grant date equal to the fair value of the Director RSU.

Discretionary RSUs are granted to certain employees of the Company and can be settled in cash or equity at the option of the Board of Directors, determined at the time of the grant. Discretionary RSUs vesting dates are defined by the Board of Directors at the time of the grant. The Discretionary RSUs are accounted for under the liability method whereby a liability is recorded at grant date equal to the fair value of the Discretionary RSU. Under this method, the fair value of the Discretionary RSUs are recognized over the vesting period. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery.

*Employee Share Purchase Plan*

Centerra has an Employee Share Purchase Plan ("ESPP") for employees of the Company. Under the ESPP, employees may elect to purchase the Company's shares through a payroll deduction. Each year, employees may elect to contribute up to 10% of their base salary and the Company will match 25% of the contribution. Such contributions are then used to acquire Centerra shares on a quarterly basis. Shares purchased have no vesting requirement and may be issued from treasury or acquired on the open market. The Company records an expense equal to value of the match provided.

*Dividends*

When cash dividends are paid, participants under the PSU, DSU and RSU plans are allocated additional units equal in value to the dividend paid per common share based on the number of units held by the participant on the record date. Under the ESPP, cash dividends paid with respect to shares held in the ESPP accounts are automatically reinvested in shares. Such dividend shares and dividend equivalents will be subject to the same vesting and other conditions applicable to the underlying RSUs, PSUs, DSUs, and ESPP shares as the case may be.

**k.   Revenue recognition from contracts with customers**

The Company sells its products pursuant to sales contracts entered into with its customers. Revenue associated with the sale of finished gold, gold-copper concentrates and molybdenum products is recognized when control is transferred to the customer. For finished gold and molybdenum products sales, typically, the transfer of control occurs when the customer has taken delivery and the consideration is received, or to be received. For concentrate sales, the transfer of control is based on terms of the sales contracts, generally upon the loading of the ocean vessel or based on negotiated terms which allows for the transfer of control to happen earlier in the sale process.

Revenues from finished gold sales from the Öksüt Mine are based on the London Bullion Market Association morning spot price ("LBMA AM fix price") stipulated in the agreement with the Central Bank of

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

the Republic of Türkiye ("Central Bank"). Gold doré is sent to a refinery and the Central Bank has the right of first refusal on the purchase of the gold produced. If the Central Bank exercises this right, the finished gold is delivered. If the gold doré is not purchased by the Central Bank, it is sold to a buyer via the refining facility on the Borsa Istanbul at spot prices. Payment is received on the same day of the sale, when control of the finished gold is transferred to the Central Bank.

Revenues from the Company's concentrate sales and molybdenum product sales are based on a provisional forward sales price, which is subject to adjustments at the time of final pricing. Revenues from concentrate sales are recorded net of treatment and refining charges and the impact of derivative contracts accounted for as hedges of the contained metal.

In 2016, in connection with the acquisition of Thompson Creek Metals Inc., the Company assumed the streaming agreement ("Mount Milligan Mine Streaming Agreement") with RGLD Gold AG and Royal Gold Inc. ("Royal Gold") associated with the Mount Milligan Mine. Under the terms of the Mount Milligan Mine Streaming Agreement, the Company delivers to Royal Gold 35% of gold ounces produced and 18.75% of copper produced. Royal Gold paid US$435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered in the periods presented, which is recorded to revenue. On February 13, 2024, the Company and its subsidiary, Thompson Creek Metals Company Inc. ("TCM") entered into an additional agreement with Royal Gold (note 24), revising some of the above described terms.

Gains and losses related to the Company's forward commodity contracts to economically hedge the Company's commodity price exposure under the Gold and Copper Stream Arrangement, are recorded at fair value each period. To satisfy its obligations under the Gold and Copper Stream Arrangement the Company purchases refined gold and London Metal Exchange ("LME") copper warrants and arranges for delivery to Royal Gold. Revenue from and costs for refined physical gold and LME copper warrants delivered under the Gold and Copper Stream Arrangement and gains and losses related to the Company's forward commodity contracts to economically hedge the Company's exposure under the Gold and Copper Stream Arrangement are netted and recorded to revenue.

Provisional prices are finalized in a specified future month (generally one to four months after delivery to the customer) based on spot copper prices on the LME, spot gold prices on the LBMA or spot molybdenum prices on the LME (Platts). The Company receives market prices based on prices in the specified future month, which results in mark-to-market price fluctuations on the related receivable. To the extent final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded each reporting period reflecting the estimated forward prices at the date of final pricing. Changes in metal quantities upon receipt of final assay are also adjusted for. Any such adjustments are generally not material to the transaction price.

When sales transactions give rise to potential variable or contingent consideration, the variable consideration is recognized to the extent it can be estimated reliably and it is highly probable that a significant reversal of the amount will not occur in the future. The Company computes the transaction price to a given sales transaction using one of the following methods:

- the expected value method: identifies a range of possible consideration amounts, weights the possible consideration amounts by their respective probabilities, and then sums probability-weighted amounts to generate the expected value of consideration to be received from the customer;
- the most likely value method: the amount determined most likely to be received.

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The Company then applies a constraint to recognize income for variable consideration only to the extent that it is deemed highly probable that a significant reversal of the income will not occur. The Company applies judgment in assessing the probability of occurrence, which is subject to risks and uncertainties.

### l. *Exploration and evaluation expenditures*

Exploration and evaluation expenditures are the costs incurred on the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition.

Exploration and evaluation expenditures are expensed as incurred unless it can be demonstrated that it is probable that the project will generate a future economic benefit. The exploration and evaluation phase ends when the technical feasibility and commercial viability of extracting the mineral is demonstrable.

The Company also recognizes exploration and evaluation costs as assets when acquired as part of a business combination, or asset purchase. These assets are recognized at fair value.

### m. *Earnings per share*

Basic earnings per share is computed by dividing the net earnings for a given period by the weighted average number of common shares outstanding during that same period. Diluted earnings per share reflects the potential dilution that could occur if holders with rights to convert instruments to common shares exercise these rights.

The weighted average number of common shares used to determine diluted earnings per share includes an adjustment, using the treasury stock method, for stock options and RSUs outstanding. Under the treasury stock method:

- The exercise of stock options and RSUs is assumed to occur at the beginning of the period;
- The proceeds from the exercise of stock options and RSUs plus the future period compensation expense on units granted are assumed to be used to purchase common shares of the Company at the average market price during the period; and,
- The incremental number of common shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted earnings per share computation.

Equity instruments that could potentially be dilutive in the future, but do not currently have a dilutive effect are excluded from the calculation of diluted earnings per share.

### n. *Income taxes*

Tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in the consolidated statements of earnings (loss) and comprehensive earnings (loss) except to the extent that they relate to a business combination, or to items recognized directly in equity or in other comprehensive earnings (loss).

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases of such assets and liabilities measured using tax rates and laws that are substantively enacted at the reporting date and effective for the reporting period when the temporary differences are expected to reverse. The measurement of deferred tax reflects the tax consequences that would result from the way the Company, at the end of the reporting period, intends to recover or settle the carrying amount of its assets and liabilities.

Deferred tax is not recognized for:

- Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
- Temporary differences related to investments in subsidiaries, associates and jointly controlled entities to the extent that the group is able to control the timing of the reversal of the temporary differences and it is probable that such temporary differences will not reverse in the foreseeable future; and,
- Taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is more likely than not that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer more likely than not that the related tax benefit will be realized.

*o.* *Derivative instruments and hedge accounting*

The Company may hold derivative instruments to manage its risk exposure to fluctuations of commodity prices, including the Company's products (for example, gold or copper) and consumables (for example, diesel fuel) and fluctuations in other currencies compared to the US dollar.

*Non-derivative financial assets*

Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable for financial instruments not classified as fair value through profit or loss. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

Marketable securities are classified as financial assets at fair value through profit or loss and are measured at fair value. The unrealized gains or losses related to changes in fair value of marketable securities are reported in the consolidated statements of earnings (loss).

*Non-derivative financial liabilities*

Accounts payable and accrued liabilities are accounted for at amortized cost, using the effective interest rate method.

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

*Hedge derivatives*

The Company applies hedge accounting to the following derivative instruments:

- Copper contracts, which hedge a portion of the copper components of its future concentrate sales, that are not subject to the streaming agreement with Royal Gold at the Mount Milligan Mine ("copper contracts");
- Fuel hedge contracts to hedge a portion of its estimated future diesel fuel purchases at its operations ("fuel hedge contracts");
- Foreign exchange contracts to hedge a portion of its future Canadian-denominated expenditures ("foreign exchange contracts"); and,
- Gold contracts, to hedge a portion of its future gold sales.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. The Company calculates and monitors the hedge ratio, which is resulting from the quantity of the hedged item that the entity hedges and the quantity of the hedging instrument that the entity uses to hedge that quantity of hedged item. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.

The Company's copper and gold contracts, fuel hedge contracts and foreign exchange contracts are designated as a cash flow hedging instrument, where the effective portion of changes in fair value are recognized in other comprehensive earnings (loss). The amounts accumulated in other comprehensive earnings (loss) are reclassified to the consolidated statements of income and comprehensive income, consistent with the classification of the underlying hedged transaction, when the underlying hedged transaction, identified at contract inception, is recognized. Fair value changes for copper and gold contracts are reclassified to revenue, fuel contracts to production costs, and foreign exchange contracts to production costs, corporate administration or care and maintenance costs.

Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statements of income and comprehensive income. When derivative contracts designated as cash flow hedges are terminated, expired, settled or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Amounts historically recorded in other comprehensive earnings (loss) remain in other comprehensive earnings (loss) until the underlying hedged transaction is recognized. If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to the consolidated statements of earnings (loss) and comprehensive earnings (loss) as other income or expense immediately.

Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period in which they arise in the consolidated statements of earnings (loss).

*Non-hedge derivatives*

All derivative instruments not designated in a hedge relationship are classified as financial instruments at fair value through profit or loss. Changes in fair value of non-hedge derivatives at each reporting date are included in consolidated statements of earnings (loss) as other non-operating expenses, while changes in the fair value of spot and forward contracts associated with the Royal Gold deliverables are included in revenue.

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

**Recently Issued and Accounting Pronouncements**

*IAS 1, Presentation of Financial Statements*

In January 2020, the IASB issued an amendment to IAS 1, *Presentation of Financial Statements*, to clarify one of the requirements under the standard for classifying a liability as non-current in nature. The amendment includes:
   – Specifying that an entity's right to defer settlement must exist at the end of the reporting period;
   – Clarifying that classification is unaffected by management's intentions or expectations about whether the entity will exercise its right to defer settlement;
   – Clarifying how lending conditions affect classification; and
   – Clarifying if the settlement of a liability refers to the transfer of cash, equity instruments, other assets, or services.

The Company adopted the amendments to the standard on January 1, 2024 and concluded that there is no material impact on the financial statements.

*IFRS 18, Presentation and Disclosure in Financial Statements*

In April 2024, the IASB issued IFRS 18, the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:
   – the structure of the statement of profit or loss;
   – required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements (that is, management-defined performance measures);
   – enhanced principles on aggregation and disaggregation of totals and disclosures which apply to the primary financial statements and notes in general.

IFRS 18 will replace IAS 1 while many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its 'operating profit or loss'.

IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. The Company will perform an assessment of the impact of this new standard on its financial statements prior to the effective date of January 1, 2027.

**4. Critical accounting estimates and judgments**

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and the application of the Company's accounting policies, which are described in note 3. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable; however, actual results could differ from those estimates. The key areas of significant judgments, estimates and assumptions are discussed below.

   i.    *Impairment and impairment reversal of long-lived assets*

Significant judgment is required in assessing indicators of impairment or impairment reversal of long-lived assets. For each asset or CGU, the Company completes an evaluation at each reporting period of potential indicators of impairment or impairment reversal. The Company considers both external and

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

internal sources of information in assessing whether there are any indications that assets or CGUs may be impaired. Judgment is required around significant adverse changes in the business climate which may be indicators of impairment such as a significant decline in the Company's market capitalization relative to its net asset carrying value, prolonged significant changes in commodity prices, discount rates and significant changes to life-of-mine plans. When completing an impairment test, the Company calculates the estimated recoverable amount of CGUs, which requires management to make estimates and assumptions related to items such as future production levels, operating and capital costs, long-term commodity prices, foreign exchange rates, discount rates, proven and probable reserves and resources, closure and environmental remediation costs, value per in-situ gold equivalent ounce estimates and capital equipment values. These estimates and assumptions are subject to risk and uncertainty, particularly in circumstances where there is limited operating history of the asset or CGU. Judgment is also required in determining the appropriate valuation method for mineralization and ascribing anticipated economics to mineralization in cases where limited, dated or no comprehensive economic study has been completed. Therefore, there is a possibility that changes in circumstances will have an impact on these projections, which may impact the recoverable amount of assets or CGUs. Changes in these estimates which decrease or increase the estimated recoverable amount of a CGU could affect the carrying amounts of assets and result in an impairment loss or reversal. While management believes that estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect the recoverable amount of a CGU.

### ii. *Provision for reclamation*

Provisions for reclamation require the use of estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mine site, as well as the timing of the reclamation activities and estimated discount rate. The Company assesses and revises its reclamation provision on a periodic basis or when new material information becomes available. Adjustments to the estimated amount and timing of future reclamation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause expected cash flows to change are the construction of new processing facilities, changes in the quantities of material in reserves and resources with a corresponding change in the life of mine plan, changing ore characteristics that impact required environmental protection measures and related costs, changes in water quality that impact the extent of water treatment required and changes in laws and regulations governing the protection of the environment.

Actual costs incurred may differ from those amounts estimated. Changes in future costs could materially impact the estimate of reclamation provision. The provision represents management's best estimate of the present value of the future reclamation and remediation costs based on environmental disturbances as at the reporting date. A change in any, or a combination of, the key assumptions used to determine the provisions, could have a material impact on the carrying value of the provisions.

### iii. *Deferred income taxes*

The Company operates in a number of tax jurisdictions and is therefore required to estimate its income taxes in each of these tax jurisdictions in preparing its financial statements. In calculating the income taxes, the Company considers factors such as tax rates in the different jurisdictions, non-deductible expenses, changes in tax law and management's expectations of future results. The Company estimates deferred income taxes based on temporary differences between the income and losses reported in its financial statements and its taxable income and losses as determined under the applicable tax laws. The tax effects of these temporary differences are recorded as deferred tax assets or liabilities in the consolidated statements of financial position. If actual results differ from these estimates, adjustments are made in subsequent periods.

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The Company recognizes deferred income tax benefits related to deferred income tax assets to the extent recovery is more likely than not. Assessing the recoverability of deferred income tax assets requires management to make estimates of future taxable profits. Management generally uses estimates of future taxable profit over the range of next three years and life of mine of a given asset to carry out its assessment. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to utilize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from such deferred income tax assets.

*iv.    Mineral reserves and resources estimation*

The Company estimates its mineral reserves and resources based on information compiled by qualified persons as defined in accordance with the National Instrument 43-101, *Standards of Disclosure for Mineral Projects* ("NI 43-101"). The estimation of mineral reserves requires judgment to interpret available geological data, select an appropriate mining method and establish an extraction schedule. It also requires assumptions on future commodity prices, foreign exchange rates, production costs, capital expenditures, recovery rates, and in some instances, the renewal of mining licenses. There are numerous uncertainties inherent in estimating mineral reserves and resources and assumptions that are valid at the time of estimation which may change significantly when new information becomes available. Changes in such assumptions and estimates may result in the mineral reserves and resources being revised.

Estimates of mineral reserves and resources impact the following items in the consolidated financial statements:

- The carrying value of the Company's property, plant and equipment may be affected due to changes in estimated future cash flows;
- Depreciation, depletion and amortization charge of assets using the units-of-production method;
- Estimate of recoverable value of CGUs used for the purpose of impairment or impairment reversal tests of long-lived assets;
- Estimated timing and costs of reclamation activities;
- Deferred income and mining taxes, in particular, the evaluation of unrecognized deferred income and mining tax assets; and,
- Expected future economic benefit of expenditures, including stripping and development activities recognized in the statements of financial position as either part of mine properties or inventories.

*v.    Additional Royal Gold Agreement*

On February 13, 2024, the Company and its subsidiary TCM entered into an additional agreement with Royal Gold (the "Additional Royal Gold Agreement") relating to the Mount Milligan Mine (refer to note 24a). Significant judgment was required to determine accounting for the contract, including the conclusion that it is a modification of a contract with a customer, under IFRS 15, *Revenue recognition from contracts with customers,* whereby the Company received consideration in the form of a financial asset. Significant judgment was also required to determine whether all the cash flows in the Additional Royal Gold Agreement should be accounted for as a single financial asset under IFRS 9, *Financial Instruments*. In addition, significant judgment was required to determine the basis for the initial valuation of the financial asset, including, among other things, Mount Milligan Mine's life of mine viewed from the perspective of the specific market participant deemed most relevant for this transaction. Measurement of the financial asset includes various material assumptions that are subject to significant estimation. Actual results may differ from those amounts estimated. A change in any, or a combination of, the key assumptions used to determine the measurement of the financial asset, could have a material impact on the fair value of the

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

financial asset. Refer to note 24a for key assumptions and estimation used in determining the fair value of the financial asset.

*vi.    Sale of Greenstone Partnership*

On November 6, 2024, the Company recognized an additional gain on the sale of Greenstone Partnership and an associated contract asset, representing the amount due from Equinox Gold Corp ("Equinox") based on payments contingent on achieving certain production milestones. Significant judgment was required to determine the removal of the significant uncertainty constraining the cumulative production milestones to be met by the Greenstone Mine. Measurement of the contract asset includes various material assumptions that are subject to significant estimation. Actual results may differ from those amounts estimated. A change in any, or a combination of, the key assumptions used to determine the measurement of the contract asset, could have a material impact on the expected value of the contract asset. Refer to note 6 for summary of the sale, key assumptions and estimation used in determining the expected value of the contract asset.

**5. Impairment loss**

*Goldfield Project*

The Company owns 100% interest in the Goldfield Project. In early 2022, the Company acquired Gemfield Resources LLC ("Gemfield"), owner of the Goldfield Project in Nevada, USA, from Waterton Nevada Splitter, LLC ("Waterton"). Since the acquisition, the Company conducted exploration activities and evaluation activities on the land package. In conjunction with the Company's 2024 mineral reserves and mineral resources update, the Company prepared a resource estimate for the Goldfield project. Based on the size and quality of the resource estimate, the Company has decided not to proceed with the development of the project on a stand-alone basis at this time. The Company identified this as an indicator of impairment that suggested that the carrying amount of the Goldfield Project may exceed its recoverable amount and an impairment test was performed as at December 31, 2024.

The estimated recoverable amount of the Goldfield Project as at December 31, 2024 was determined on the basis of FVLCD using a market approach and a value per in-situ gold ounce metric by reference to comparable public companies applied to existing resources. The Company applied a value per ounce of $50 per in-situ gold ounce to determine the fair value of the mineral resources of $21.5 million.

As the Goldfield Project's carrying amount exceeded its estimated FVLCD, an impairment loss of $193.6 million was recognized in the impairment loss line item in the consolidated statements of earnings (loss) and reflected in the "Corporate and other" category in the Company's segment disclosure (note 26). The approach to determine FVLCD uses significant unobservable inputs and is therefore considered Level 3 fair value measurement under the fair value hierarchy.

*Kemess Project*

The Company owns 100% interest in the Kemess Project. In 2023, the Company incurred only care and maintenance expenses at the Kemess Project and very limited exploration or evaluation activities took place. As a result of a detailed cost review in conjunction with the re-evaluation of new technical concepts for the project in the fourth quarter of 2023, the Company made a decision to reclassify reserves to resources and reduce the total quantity of mineral resources attributed to the Kemess Project. The Company identified this as an indicator of impairment that suggested that the carrying amount of the

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Kemess Project may exceed its recoverable amount and an impairment test was performed as at December 31, 2023.

The estimated recoverable amount of the Kemess Project CGU as at December 31, 2023 was determined on the basis of FVLCD and calculated using a combination of (1) market approach and a value per in-situ gold equivalent ounce metric by reference to comparable public companies applied to existing reserves and resources and (2) valuation of the capital equipment at site. The Company applied a range of $19.30 to $32.50 per in-situ gold equivalent ounce to determine the value of gold and silver mineral reserves and resources and a range of $6.00 to $6.20 per in-situ gold equivalent ounce to determine the value of copper mineral reserves and resources. The valuation of the capital equipment on site estimated the value of the equipment on site based on its age, condition, and other factors.

As the Kemess Project's carrying amount exceeded its estimated FVLCD, an impairment loss of $30.0 million was recognized in the impairment loss line item in the consolidated statements of earnings (loss) for the year ended December 31, 2023 and reflected in the "Corporate and other" category in the Company's segment disclosure (note 26). The approach to determine FVLCD uses significant unobservable inputs and is therefore considered Level 3 fair value measurement under the fair value hierarchy.

*Berg Property*

On December 22, 2023, the Company entered into a Purchase Agreement with Surge Copper Corp to sell the Company's 100% interest in the non-core Berg Property for share consideration of $1.5 million.

The Company completed the sale on January 19, 2024. As a result of this transaction, the Company re-measured the Berg Property at the lower of its carrying amount and fair value less costs to sell and recognized an impairment loss of $4.1 million in the consolidated statements of earnings (loss) and comprehensive income (loss) for the year ended December 31, 2023.

*Key assumptions*

The determination of the recoverable amount with Level 3 input of the fair value hierarchy, includes the following key applicable assumptions:

- Value per gold equivalent ounce estimates were determined based on comparable gold and copper public companies;
- Gold and copper price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date;
- Estimates of the fair value attributable to mineralization are based on various assumptions, including determination of the appropriate valuation method for mineralization, ascribing anticipated economics to mineralization in cases where only limited or no comprehensive economic study has been completed and a value per ounce applied to such mineralization. The resources used were consistent with the resource volumes approved as part of the Company's process for the estimation of mineral reserves and resources;
- Value attributed to categories of capital equipment was determined based on its physical condition and certain characteristics, prevailing secondary market prices and estimated selling and transportation costs.

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

### 6. Sale of Greenstone Partnership

On January 19, 2021, the Company completed the sale of its 50% interest in the Greenstone Partnership to an affiliate of Orion Resource Partners (USA) LP ("Orion"). Pursuant to an agreement dated December 15, 2020, with Orion Resource Partners (USA) LP and Premier Gold Mines Limited, the Company was entitled to receive further contingent consideration, payable no later than 24 months after the construction decision on the Greenstone Mine and upon the mine achieving certain production milestones. In the fourth quarter of 2021, the Greenstone Mine was approved for construction. As a result, the initial contingent payment of $25.0 million became owing to the Company and was paid in December 2023.

The remaining contingent payments are payable no later than 30 days following the date on which a cumulative production milestone of (i) 250,000 ounces; (ii) 500,000 ounces; and, (iii) 700,000 ounces have been achieved. The amounts are payable in US dollars, equal to the product of 11,111, representing the ounces deliverable per each cumulative production milestone, and the 20-day average gold market price on the business day immediately prior to the date of the payment.

On May 13, 2024, Equinox acquired Orion's 40% interest to consolidate 100% ownership of the Greenstone Mine. On November 6, 2024, Equinox, the operator of the Greenstone Mine, announced that the mine had achieved commercial production which removed significant uncertainty constraining the cumulative production milestones. As a result, the Company recognized an additional gain on the sale of Greenstone Partnership of $62.3 million and a contract asset, representing the amount due from Equinox under these payments contingent on achieving these production milestones. Subsequent to the initial recognition, the most likely value of the contract asset will be re-measured at each reporting date with changes in expected value recorded as a gain or loss on the sale of Greenstone Partnership. The most likely value of the financial asset December 31, 2024 was $63.1 million.

The table below summarizes changes in the contract asset included in other current assets and other non-current assets in the Company's consolidated statements of financial position. The determination of other current and other non-current assets was based on the expected timing of receipt of contingent payments due from Equinox.

| | | |
|---|---|---|
| **Balance, November 6, 2024** | $ | 62,280 |
| Remeasurement gain | | 808 |
| **Balance, December 31, 2024** | $ | 63,088 |
| **Current portion of amount due from Equinox (note 9)** | $ | 42,638 |
| **Non-current portion of amount due from Equinox (note 11)** | $ | 20,450 |

The most likely value of the contract asset was determined using a discounted cash flow method.

The key assumptions used in the measurement of the contract asset are summarized in the table below:

| | December 31, 2024 | November 6, 2024 |
|---|---|---|
| Gold price per oz | $ 2,000 | $ 2,000 |
| Timing of receipt of contingent payments | 2025 to 2026 | 2025 to 2026 |
| Discount rate | 5.56 % | 5.56 % |

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

*Key assumptions*

The determination of the most likely value of the contract asset was performed utilizing Level 3 inputs of the fair value hierarchy, and including the following key assumptions:

- Future commodity price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date. The Company established a range of conservative data points between minimum and 10th percentile of available future price estimates to reduce the likelihood of future reversal of the gain recognized on the sale of Greenstone Partnership.
- Expected timing of receipt of contingent payments were determined using the most recent production data for the Greenstone Mine and recently issued technical reports to estimate when the timing of the contingent payment thresholds would be met.
- Discount rate was based on a credit-risk adjusted rate representing the broader mining industry.

Future commodity prices and discount rate were assumptions applicable to all components of the measurement of the contract asset while production levels were a key assumption in the timing of the receipt of the milestone payments.

## 7. Amounts Receivable

|  | 2024 | 2023 |
|---|---|---|
| Gold and copper concentrate sales receivable[1] | $ 23,395 | $ 28,103 |
| Molybdenum sales receivable[1] | 47,302 | 36,793 |
| Consumption and income tax receivables | 2,274 | 3,326 |
| Other receivables | 2,070 | 2,541 |
| **Total amounts receivable** | **$ 75,041** | **$ 70,763** |

[1] Includes provisionally-priced receivables subject to mark-to-market adjustment (note 24b)

## 8. Inventories

|  | 2024 | 2023 |
|---|---|---|
| Stockpiles of ore[1] | $ 34,709 | $ 32,610 |
| Gold in-circuit | 4,321 | 8,099 |
| Ore on leach pads | 30,563 | 45,368 |
| Gold doré | 2,823 | 13 |
| Copper and gold concentrate | 9,016 | 23,720 |
| Molybdenum inventory[2] | 69,823 | 74,897 |
| Total product inventories | 151,255 | 184,707 |
| Supplies (net of provision)[3] | 82,994 | 72,595 |
| **Total inventories** | **$ 234,249** | **$ 257,302** |

[1] Includes ore in stockpiles that might or might not be scheduled for processing within the next 12 months, but is available on-demand

[2] Includes a positive fair value adjustment of $0.2 million (2023 - positive $0.5 million). During the year ended December 31, 2024, impairment losses of nil (2023 - $3.7 million) were recorded within production costs to reduce the carrying value of molybdenum inventories to their net realizable value.

[3] Net of a provision for supplies inventory obsolescence of $2.3 million as at December 31, 2024 (December 31, 2023 - $9.3 million ). The non-current portion of supplies inventory is included in other non-current assets.

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

### 9. Other current assets and liabilities

|  | 2024 | 2023 |
|---|---|---|
| *Other current assets* | | |
| Due from Equinox (note 6) | $ 42,638 | $ — |
| Prepaid insurance expenses | 8,496 | 5,999 |
| Deposits for consumable supplies | 2,655 | 3,629 |
| Marketable securities | 3,130 | 2,834 |
| Prepaid assets | 1,001 | 560 |
| Asset held-for-sale | — | 1,510 |
| Other | 554 | 185 |
| **Total other current assets** | $ 58,474 | $ 14,717 |
| *Other current liabilities* | | |
| Current portion of lease obligations (note 14) | $ 6,393 | $ 6,106 |
| Current portion of provision for reclamation (note 13) | 5,113 | 28,087 |
| Share repurchase liability (note 20) | 7,597 | 8,084 |
| Deferred revenue [1] | — | 9,536 |
| Other | 245 | — |
| **Total other current liabilities** | $ 19,348 | $ 51,813 |

[1] Relates to an advance payment received on the gold and copper concentrate for which the control transferred in the subsequent period.

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

### 10. Property, plant and equipment

The following is a summary of the carrying value of property, plant and equipment ("PP&E"):

| | Buildings, Plant and Equipment | Mineral Properties[1] | Capitalized Stripping Costs | Construction in Progress | Total |
|---|---|---|---|---|---|
| **Cost** | | | | | |
| January 1, 2023 | $1,136,143 | $ 591,447 | $ 59,062 | $ 47,638 | $1,834,290 |
| Additions | 17,961 | 16,661 | 20,780 | 66,254 | 121,656 |
| Disposal | (6,609) | (4,723) | — | — | (11,332) |
| Transfers | 39,106 | 4,330 | — | (43,436) | — |
| Reclassified to assets held-for-sale[2] | — | (5,611) | — | — | (5,611) |
| **Balance December 31, 2023** | **$1,186,601** | **$ 602,104** | **$ 79,842** | **$ 70,456** | **$1,939,003** |
| Additions | 5,451 | 5,433 | 23,115 | 140,787 | 174,786 |
| Disposal | (3,490) | — | — | — | (3,490) |
| Transfers | 102,933 | — | — | (102,933) | — |
| **Balance December 31, 2024** | **$1,291,495** | **$ 607,537** | **$ 102,957** | **$ 108,310** | **$2,110,299** |
| | | | | | |
| **Accumulated depreciation and other charges** | | | | | |
| January 1, 2023 | $ 403,295 | $ 96,876 | $ 44,624 | $ 16,703 | $ 561,498 |
| Charge for the year | 95,703 | 19,160 | 125 | — | 114,988 |
| Disposals | (4,989) | — | — | — | (4,989) |
| Impairment [3] | — | 34,101 | — | — | 34,101 |
| Reclassified to assets held-for-sale[2] | — | (4,101) | — | — | (4,101) |
| **Balance December 31, 2023** | **$ 494,009** | **$ 146,036** | **$ 44,749** | **$ 16,703** | **$ 701,497** |
| Charge for the year | 93,215 | 18,948 | 5,932 | — | 118,095 |
| Disposals | (3,152) | — | — | — | (3,152) |
| Impairment [4] | 54 | 187,852 | — | 4,417 | 192,323 |
| **Balance December 31, 2024** | **$ 584,126** | **$ 352,836** | **$ 50,681** | **$ 21,120** | **$1,008,763** |
| | | | | | |
| **Net book value** | | | | | |
| Balance January 1, 2024 | $ 692,592 | $ 456,068 | $ 35,093 | $ 53,753 | $1,237,506 |
| **Balance December 31, 2024** | **$ 707,369** | **$ 254,701** | **$ 52,276** | **$ 87,190** | **$1,101,536** |

[1] Includes exploration and evaluation assets related to the Goldfield Project and Kemess Project.
[2] Relates to the non-core Berg Property classified as an asset held-for-sale as at December 31, 2023 (note 5).
[3] Relates to impairment of the Kemess Project and impairment of the Berg Property classified as an asset held-for-sale as at December 31, 2023 (note 5).
[4] Relates to impairment of the Goldfield Project (note 5)

For the year ended December 31, 2024, $174.8 million (2023 - $121.7 million) of additions were capitalized to PP&E. For the year ended December 31, 2024, the Company entered into lease arrangements resulting in right-of-use asset additions of $4.8 million (2023 - $16.5 million) and disposed of PP&E with a carrying value of $0.3 million (2023 – $6.3 million). The net gain on disposal of $0.6

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

million (2023 – net loss of $1.5 million) was recorded in the other non-operating income line item in the consolidated statements of earnings (loss).

### 11. Other non-current assets and liabilities

|  | 2024 | 2023 |
|---|---|---|
| *Other non-current assets* |  |  |
| VAT and other tax receivables[1] | $ 10,469 | $ 8,688 |
| Non-current supplies inventory | 1,732 | 1,732 |
| Due from Equinox (note 6) | 20,450 | — |
| Marketable securities [2] | 9,785 | — |
| Other | 749 | 3,581 |
| **Total other non-current assets** | **$ 43,185** | **$ 14,001** |
|  |  |  |
| *Other non-current liabilities* |  |  |
| Non-current portion of lease obligations | $ 13,713 | $ 18,102 |
| Non-current portion of deferred revenue[3] | 20,187 | — |
| Post-retirement benefits | 1,634 | 1,244 |
| **Total other non-current liabilities** | **$ 35,534** | **$ 19,346** |

[1] Includes amounts related to the Öksüt Mine value-added tax.
[2] Relates to the shares of publicly traded entities, recorded at fair value.
[3] Relates to the Additional Royal Gold Agreement (note 24a)

### 12. Accounts payable and accrued liabilities

|  | 2024 | 2023 |
|---|---|---|
| Trade payables and accruals[1] | $ 79,581 | $ 77,886 |
| Royalties payable [2] | 63,192 | 48,697 |
| Wages, salaries and benefits payable | 13,594 | 9,561 |
| Amount due on the settlement of derivatives | 84 | 5,209 |
| Amount due to Royal Gold[3] | 69,885 | 53,828 |
| Liability for share-based compensation (note 20) | 6,758 | 6,526 |
| **Total accounts payable and accrued liabilities** | **$ 233,094** | **$ 201,707** |

[1] Includes $10.5 million of provisionally-priced payables at the Molybdenum BU, subject to fair value adjustment as at December 31, 2024 (2023 - $12.5 million) (note 24c).
[2] Includes amounts related to the Öksüt Mine, payable to the Turkish government authorities and amounts related to the Mount Milligan Mine, payable to H.R.S. Resources Corp.
[3] Royal Gold holds a streaming interest in the production at the Mount Milligan Mine. As a result, when a trade receivable is recorded in relation to a third-party customer gold and copper concentrate delivery, a corresponding liability to Royal Gold is recorded.

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

### 13. Reclamation

#### a. Reclamation provision

The following table reconciles the beginning and ending carrying amounts of the Company's provision for reclamation.

|  | | 2024 | | 2023 |
|---|---|---|---|---|
| **Development, exploration and care and maintenance sites** [1] | | | | |
| **Balance, beginning of year** | $ | **218,330** | $ | 175,121 |
| Changes in cost estimates | | **(3,905)** | | 32,956 |
| Changes in discount rate | | **(26,755)** | | 1,407 |
| Accretion | | **7,240** | | 6,554 |
| Liabilities settled | | **(9,539)** | | (222) |
| Foreign exchange revaluation | | **(8,792)** | | 2,514 |
| **Balance, end of period** | $ | **176,579** | $ | 218,330 |
| **Operating sites** [1] | | | | |
| **Balance, beginning of year** | $ | **82,323** | $ | 63,688 |
| Changes in cost estimates | | **15,185** | | 14,664 |
| Changes in discount rate | | **(2,700)** | | 756 |
| Accretion | | **3,052** | | 2,413 |
| Foreign exchange revaluation | | **(3,131)** | | 802 |
| **Balance, end of period** | $ | **94,729** | $ | 82,323 |
| | | | | |
| Current portion of reclamation provision [2] | | **5,113** | | 28,087 |
| Non-current portion of reclamation provision | | **266,195** | | 272,566 |
| **Total provision for reclamation** | $ | **271,308** | $ | 300,653 |

[1] Development, exploration and care and maintenance sites include the Endako Mine, Thompson Creek Mine, Kemess project and Goldfield project. Operating sites include the Mount Milligan Mine and Öksüt Mine.
[2] Relates primarily to the Endako Mine and the Thompson Creek Mine.

The range of the nominal risk-free interest rate used in discounting the reclamation provision at the Endako Mine, Thompson Creek Mine and the Kemess Project are presented below:

|  | **As at December 31, 2024** | | | **As at December 31, 2023** | | |
|---|---|---|---|---|---|---|
| Range of nominal risk-free interest rate applied | **3.34%** | **to** | **4.78%** | 3.02% | to | 4.03% |

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

**b. Reclamation (recovery) expense**

Reclamation recovery recognized in the consolidated statements of earnings (loss) and comprehensive income (loss) for the year ended December 31, 2024 was $25.3 million (2023 - reclamation expense of $34.4 million), and was due to the following factors:

|  | 2024 | 2023 |
|---|---|---|
| Changes in cost estimates | $ (6,184) | $ 32,550 |
| Changes in discount rate | (20,555) | 1,407 |
| Other | 1,479 | 421 |
| **Total reclamation (recovery) expense** | **$ (25,260)** | **$ 34,378** |

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2024, the Company has provided the regulatory authorities with $249.6 million (December 31, 2023 - $259.2 million) in reclamation bonds and letters of credit for mine closure obligations.

**14. Leases**

The following table is a maturity analysis of the Company's contractual undiscounted payments required to meet obligations that have initial or remaining non-cancellable lease terms.

|  | 2024 | 2023 |
|---|---|---|
| Less than one year | $ 7,647 | $ 7,014 |
| One to three years | 10,468 | 10,736 |
| More than three years | 5,005 | 9,884 |
| **Total undiscounted lease obligations** | **$ 23,120** | **$ 27,634** |

The following table sets out the carrying amounts of ROU assets included in PP&E in the consolidated statements of financial position and the movements during the period:

|  | 2024 | 2023 |
|---|---|---|
| Beginning balance | $ 23,877 | $ 14,132 |
| Additions | 4,656 | 16,528 |
| Amortization | (7,648) | (6,783) |
| **Ending balance** | **$ 20,885** | **$ 23,877** |

The following table sets out the lease obligations included in the consolidated statements of financial position:

|  | 2024 | 2023 |
|---|---|---|
| Current (note 9) | $ 6,393 | $ 6,106 |
| Non-current (note 11) | 13,713 | 18,102 |
| **Total lease obligations** | **$ 20,106** | **$ 24,208** |

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The amounts recognized in the consolidated statements of earnings (loss) related to lease obligations are as follows:

| | 2024 | 2023 |
|---|---|---|
| Interest expense on lease liabilities | $ 1,090 | $ 657 |
| Amortization of ROU assets | 7,648 | 6,783 |
| Variable lease payments not included in the measurement of lease liabilities | 39,680 | 37,046 |
| Expenses relating to leases of low-value assets and short-term leases | 5,130 | 4,231 |
| **Total recognized in the consolidated statements of earnings (loss)** | **$ 53,548** | **$ 48,717** |

**15. Revenue**

Total revenue consists of the following:

| | 2024 | 2023 |
|---|---|---|
| Gold revenue | $ 748,874 | $ 598,632 |
| Copper revenue | 186,856 | 186,791 |
| Molybdenum revenue | 242,596 | 297,917 |
| Other by-product revenue[1] | 18,824 | 19,219 |
| **Revenue from contracts with customers** | **$ 1,197,150** | **$ 1,102,559** |
| Provisional pricing adjustment on concentrate sales[2] | 20,932 | 409 |
| Metal content adjustments on concentrate sales | (3,579) | (8,071) |
| **Total revenue** | **$ 1,214,503** | **$ 1,094,897** |

[1]   Includes silver, rhenium, toll and sulfuric acid sales.

[2]   Includes mark-to-market adjustment related to 20.1 million pounds of copper, 48,541 ounces of gold, and 49,572 pounds of molybdenum (December 31, 2023 - 11.9 million pounds of copper, 26,889 ounces of gold, and 102,599 pounds of molybdenum) in the gold and copper concentrate and molybdenum product shipments subject to final pricing as at the period-end.

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Total revenue by metals, including metal content and provisional pricing adjustments on concentrate sales, is as follows:

| | 2024 | 2023 |
|---|---|---|
| Gold revenue | $ 764,925 | $ 598,676 |
| Copper revenue | 187,944 | 180,993 |
| Molybdenum revenue | 242,382 | 296,121 |
| Other by-product revenue | 19,252 | 19,107 |
| **Total revenue** | $ 1,214,503 | $ 1,094,897 |

**Customer Information**

The following table presents sales to the individual customers that exceed 10% of total revenue:

| | Region | 2024 | 2023 |
|---|---|---|---|
| Customer 1 | Türkiye | $ 466,032 | $ 380,488 |
| Customer 2 | Canada | 246,311 | 89,515 |
| Customer 3 | Canada | 117,364 | 159,068 |
| **Total sales to customers exceeding 10.0% of total revenue** | | $ 829,707 | $ 629,071 |
| Percentage of total revenue | | 68.3 % | 57.5 % |

**16. Other operating expenses**

| | 2024 | 2023 |
|---|---|---|
| Selling and marketing[1] | $ 10,683 | $ 12,219 |
| Transaction costs related to the Additional Royal Gold Agreement (note 24a) | 2,521 | — |
| Unrealized gain on financial asset related to the Additional Royal Gold Agreement (note 24a) | (23,500) | — |
| Study costs[3] | 12,112 | — |
| Öksüt Mine standby costs[2] | — | 15,380 |
| Other, net | 605 | 1,979 |
| **Other operating expenses** | $ 2,421 | $ 29,578 |

[1] Primarily includes freight charges associated with the Mount Milligan Mine and the Langeloth Facility.
[2] Includes costs incurred at the Öksüt Mine that could not be capitalized to production inventory during the period of suspension of operations, which ended in early June 2023.
[3] Relates mostly to the site-wide optimization program at the Mount Milligan Mine.

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

## 17. Other non-operating income

| | Years ended December 31, | |
|---|---|---|
| | **2024** | **2023** |
| Interest income[1] | $ **(30,054)** $ | (19,530) |
| Foreign exchange (gain) loss [2] | **(21,812)** | 1,819 |
| Unrealized loss on marketable securities | **1,105** | 1,085 |
| (Gain) loss on sale of PP&E | **(603)** | 1,506 |
| Loss on non-hedge derivatives | **250** | 2,922 |
| Other expenses | **1,998** | 1,064 |
| **Other non-operating income** | $ **(49,116)** $ | (11,134) |

[1] Primarily includes interest on bank term deposits.

[2] Primarily includes foreign exchange impact of the Turkish lira on the Company's income tax and royalties and impact of the Canadian dollar on the reclamation provision at the Endako Mine and Kemess Project, leases, income tax payable and accrued liabilities.

## 18. Finance costs

| | **2024** | **2023** |
|---|---|---|
| Standby and transaction fees[1] | $ **2,028** $ | 4,512 |
| Accretion expense on the provision for reclamation | **10,292** | 8,967 |
| Interest expense on lease liabilities | **1,090** | 657 |
| Other financing fees | **1,254** | 1,209 |
| **Total finance costs** | $ **14,664** $ | 15,345 |

[1] The 2023 standby and transaction fees amount includes transactions costs related to the renewal of the revolving credit facility (the "Corporate Facility") (note 25f).

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

**19. Income taxes**

*a.  Income tax expense*

|  | | 2024 | | 2023 |
|---|---|---|---|---|
| Current income tax expense | $ | **87,456** | $ | 85,672 |
| Deferred income tax expense | | **6,207** | | 9,240 |
| **Total income tax expense** | $ | **93,663** | $ | 94,912 |

Income tax expense attributable to each geographical jurisdiction for the Company is as follows:

|  | | 2024 | | 2023 |
|---|---|---|---|---|
| Türkiye | $ | **79,769** | $ | 91,744 |
| Canada | | **13,894** | | 3,168 |
|  | $ | **93,663** | $ | 94,912 |

Income tax expense differs from the amount that would arise from applying the Canadian federal and provincial statutory income tax rates to earnings before income tax as follows:

|  | | 2024 | | 2023 |
|---|---|---|---|---|
| Earnings before income tax | $ | **174,057** | $ | 13,634 |
|  | | | | |
| Income tax at statutory tax rate of 26.5% | | **46,125** | | 3,613 |
| Increase (decrease) due to: | | | | |
| Difference between Canadian and foreign tax rates[1] | | **12,789** | | 10,814 |
| Change in unrecognized deductible temporary differences[2] | | **31,673** | | 63,483 |
| Impact of foreign currency on deferred tax balances | | **(4,310)** | | 6,323 |
| Non-deductible costs | | **3,298** | | 3,298 |
| Local mining taxes | | **4,104** | | 1,427 |
| Impact of tax legislation/rate change | | **—** | | 5,933 |
| Other | | **(16)** | | 21 |
| **Income tax expense** | $ | **93,663** | $ | 94,912 |

[1]  Income tax expense in 2024 included $15.0 million withholding tax expense (2023 - $11.5 million withholding tax expense) related to the Öksüt Mine.

[2]  The change in unrecognized deductible temporary differences consists of $(24.3) million for Canada (December 31, 2023 - $33.3 million), $52.4 million for the United States (December 31, 2023 - $19.9 million) and $3.6 million for Türkiye (December 31, 2023 - $10.3 million).

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

### b. *Deferred income tax assets and liabilities*

The following are significant components of deferred income tax assets and liabilities:

|  |  | 2024 |  | 2023 |
|---|---|---|---|---|
| *Deferred income tax assets* |  |  |  |  |
| Provisions and Tax Credits | $ | **64,456** | $ | 49,122 |
| Tax losses |  | **63,956** |  | 58,381 |
| **Total deferred income tax assets** | $ | **128,412** | $ | 107,503 |
| *Deferred income tax liabilities* |  |  |  |  |
| Inventory | $ | **—** | $ | (2,232) |
| Property, plant and equipment |  | **(71,679)** |  | (52,680) |
| Investments in subsidiaries |  | **(15,000)** |  | (11,500) |
| **Total deferred income tax liabilities** | $ | **(86,679)** | $ | (66,412) |
| **Net deferred income tax assets** | $ | **41,733** | $ | 41,091 |

The deferred income tax asset of $128.4 million is expected to be realized in more than one year. The deferred income tax liability of $86.7 million is expected to be realized in more than one year.

After offsetting deferred income tax assets against deferred income tax liabilities in the same taxable entity, the resulting balances are as follows:

|  |  | 2024 |  | 2023 |
|---|---|---|---|---|
| Deferred income tax assets | $ | **60,133** | $ | 57,900 |
| Deferred income tax liabilities |  | **(18,400)** |  | (16,809) |
| **Net deferred income tax assets** | $ | **41,733** | $ | 41,091 |

A reconciliation of the movements of the net deferred income tax assets is provided below:

|  |  | 2024 |  | 2023 |
|---|---|---|---|---|
| Balance at the beginning of year | $ | **41,091** | $ | 53,181 |
| Deferred income tax expense recognized in the statements of earnings (loss) |  | **(6,208)** |  | (9,240) |
| Deferred income tax recovery (expense) recognized in other comprehensive earnings (loss) |  | **6,850** |  | (2,850) |
| **Balance at the end of the year** | $ | **41,733** | $ | 41,091 |

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The Company has not recognized deferred income tax assets with respect to the following deductible temporary differences:

|  | 2024 | 2023 |
|---|---|---|
| Deductible temporary differences[1] | $ 600,300 | $ 465,700 |
| British Columbia mining tax deductible temporary differences | 726,200 | 776,600 |
| British Columbia mining tax credits | 1,300 | 1,700 |
| Capital losses | 10,700 | 7,000 |
| **Total deductible temporary differences** | $ 1,338,500 | $ 1,251,000 |

[1] The deductible temporary differences consist of $245.6 million for Canada (December 31, 2023 - $306.9 million), $299.0 million for the United States (December 31, 2023 - $116.0 million) and $ $55.7 million for Türkiye (December 31, 2023 - $42.8 million).

The capital loss carry forwards and deductible temporary differences have no expiry date.

| **Expiry dates of tax losses** | 2030 | Thereafter | Total |
|---|---|---|---|
| Non-capital tax losses[1] |  |  |  |
| Canada | $ 9,600 | $ 732,700 | $ 742,300 |
| United States | 900 | 342,400 | 343,300 |
|  | $ 10,500 | $ 1,075,100 | $ 1,085,600 |

[1] Represents the gross amount of tax loss carry forwards translated at the closing exchange rate as at December 31, 2024.

The non-capital tax losses include $729.8 million of losses which are not recognized as deferred income tax assets. In addition, the non-capital tax losses for the United States include $75.6 million that are restricted due to the change in ownership.

## 20. Shareholders' equity

### a. Repurchases and cancellation of shares

### NCIB

On November 5, 2024, the Company announced that it had received approval from the Toronto Stock Exchange ("TSX") to renew its NCIB program. Under the renewed NCIB, Centerra may purchase for cancellation up to an aggregate of 18,800,929 common shares in the capital of the Company during the twelve-month period commencing on November 7, 2024 and ending on November 6, 2025, representing approximately 10% of the public float.

During the year ended December 31, 2024, the Company repurchased and cancelled 6,731,430 common shares (2023 - 3,475,800 common shares) for a total consideration of $44.1 million (2023 - $20.4 million) at an average price of $6.44 (C$8.81) (2023 - $5.87) per share as part of its authorized NCIB program. The total consideration received for the cancelled shares, including transaction costs, was treated as a reduction to common share capital.

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

*Automatic Share Purchase Plan*

On December 23, 2024, the Company initiated an Automatic Share Purchase Plan ("ASPP") under its NCIB to facilitate the purchase of Centerra common shares during times when the Company would ordinarily not be permitted to purchase Centerra common shares due to regulatory restrictions or self-imposed black-out periods by authorizing its independent broker to repurchase a fixed total value of Centerra common shares up to $7.6 million (2023 - $10.2 million) during the period ending February 25, 2025.

The Company recognized a financial liability associated with the total maximum amount that may be repurchased during that period by the broker, with an offsetting entry in the share capital line.

**b.  Earnings (loss) per share**

Computation for basic and diluted loss per share:

|  | 2024 | 2023 |
|---|---|---|
| Net earnings (loss) | $ 80,394 | $ (81,278) |
| Dilutive impact related to the RSUs [1] | (2,588) | — |
| Dilutive impact related to the PSUs [2] | (1,435) | (2,717) |
| Diluted earnings (loss) | $ 76,371 | $ (83,995) |
| | | |
| Basic weighted average common shares (in thousands) | 213,494 | 217,245 |
| Dilutive impact of stock options (in thousands) | 32 | — |
| Dilutive impact related to the RSUs (in thousands)[1] | 1,661 | — |
| Dilutive impact related to the PSUs (in thousands)[2] | 1,088 | 1,164 |
| Diluted weighted average common shares (in thousands) | 216,275 | 218,409 |
| | | |
| **Earnings (Loss) per share:** | | |
| Basic | $ 0.38 | $ (0.37) |
| Diluted | $ 0.35 | $ (0.38) |

[1]  Relates to the Company's Restricted Share Unit ("RSU") Plan.
[2]  Relates to the Company's Performance Share Unit ("PSU") Plan.

For the years ended December 31, 2024 and 2023, certain potentially anti-dilutive securities, including stock options were excluded from the calculation of diluted loss per share due to the exercise prices being greater than the average market price of the Company's common shares for the respective periods.

Anti-dilutive securities, excluded from the calculation, are summarized below:

|  | 2024 | 2023 |
|---|---|---|
| RSUs and stock options excluded from earnings (loss) per share (in thousands) | — | 1,736 |
| ASPP impact excluded from earnings (loss) per share (in thousands)[1] | 1,336 | 1,021 |

[1]  ASPP has an anti-dilutive impact on earnings per share by reducing the number of shares outstanding from the calculation.

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

### c. Share-based compensation

The impact of share-based compensation as of and for the years ended December 31, 2024 and 2023 is summarized as follows:

|  | 2024 | | 2023 | |
|---|---|---|---|---|
|  | **Expense** | **Liability** | Expense | Liability |
| Stock options | $ **1,946** $ | **—** $ | 2,407 $ | — |
| Performance share units | **126** | **2,425** | 1,564 | 2,449 |
| Deferred share units | **(259)** | **733** | 793 | 1,366 |
| Restricted share units | **3,734** | **3,600** | 5,234 | 2,711 |
|  | $ **5,547** $ | **6,758** $ | 9,998 $ | 6,526 |

*Employee Stock Options*

Under the Company's Stock Option plan, options to purchase common shares of the Company may be granted to officers and employees. The exercise price of options granted under this plan is not less than the weighted average common share price for the five trading days prior to the date of grant. Options granted vest over three years and expire after eight years from the date granted. The Black-Scholes model is used to estimate the fair value of stock options granted.

Centerra's stock options transactions during the year ended December 31, 2024 and 2023 were as follows:

|  | 2024 | | | 2023 | | |
|---|---|---|---|---|---|---|
|  | **Number of Options** | **Weighted Average Exercise Price** | | Number of Options | Weighted Average Exercise Price | |
| Balance, January 1 | **2,930,958** | **C$** | **8.60** | 3,770,072 | C$ | 8.37 |
| Granted | **737,202** | | **7.01** | 564,499 | | 8.30 |
| Forfeited | **(533,426)** | | **(13.56)** | (1,099,078) | | (8.48) |
| Exercised | **(592,283)** | | **(6.96)** | (304,535) | | (6.37) |
| **Outstanding, end of year** | **2,542,451** | **C$** | **8.25** | 2,930,958 | C$ | 8.60 |
| **Options exercisable, end of year** | **1,286,615** | **C$** | **9.23** | 1,567,231 | C$ | 9.17 |

The weighted average market price of shares issued for options exercised in the year ended December 31, 2024 was C$8.57 (December 31, 2023 - C$7.74).

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The following table summarizes information related to share options outstanding at December 31, 2024:

| | Share options outstanding | | | Share options exercisable | | |
|---|---|---|---|---|---|---|
| Range | Number of options outstanding | Weighted Average remaining contractual life (years) | Weighted average exercise price (C$/ share) | Number of options outstanding | Weighted Average remaining contractual life (years) | Weighted average exercise price (C$/ share) |
| C$6.71 - C$6.86 | 153,443 | 1.74 | $6.74 | 153,443 | 1.74 | $6.74 |
| C$6.87 - C$6.95 | 734,568 | 5.61 | 6.94 | 476,123 | 5.50 | 6.94 |
| C$6.96 - C$7.00 | 677,517 | 7.18 | 6.96 | — | — | — |
| C$7.01 - C$12.04 | 457,364 | 6.37 | 8.12 | 137,490 | 6.22 | 8.17 |
| C$12.05 - C$12.52 | 519,559 | 3.56 | 12.34 | 519,559 | 3.56 | 12.34 |
| **Total** | **2,542,451** | **5.51** | **$8.25** | **1,286,615** | **4.34** | **$9.23** |

The Company used the Black-Scholes Option Pricing Model to estimate fair value of stock options using the following  assumptions:

| | 2024 | 2023 |
|---|---|---|
| Expected stock price volatility | **58.42% - 65.53%** | 47.61% - 63.81% |
| Risk-free interest rate | **2.62% - 3.90%** | 3.83% - 4.15% |
| Expected life (in years) | **3.8 - 4.8** | 4.0 - 5.0 |
| Expected dividend yield | **3.46% - 4.89%** | 3.85% - 4.45% |
| Exercise price (C$/share) | **$8.06 - $9.48** | $7.04 - $8.78 |

*Performance Share Units*

Centerra's PSUs transactions during the years ended December 31, 2024 and 2023 were as follows:

| Number of units | 2024 | 2023 |
|---|---|---|
| Balance, January 1 | **1,164,075** | 1,206,617 |
| Granted | **647,758** | 613,929 |
| Exercised | **(382,518)** | (358,585) |
| Forfeited | **(117,892)** | (297,886) |
| **Balance, December 31** | **1,311,423** | 1,164,075 |

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

*Deferred Share Units*

Centerra's DSUs transactions during the years ended December 31, 2024 and 2023 were as follows:

| Number of units | 2024 | 2023 |
|---|---|---|
| Balance, January 1 | **274,061** | 453,694 |
| Granted | **47,975** | 80,780 |
| Exercised | **(65,692)** | (260,413) |
| **Balance, December 31** | **256,344** | 274,061 |

*Restricted Share Units*

Centerra's RSUs transactions during the years ended December 31, 2024 and 2023 were as follows:

| Number of units | 2024 | 2023 |
|---|---|---|
| Balance, January 1 | **1,923,358** | 996,655 |
| Granted | **1,365,280** | 1,211,286 |
| Redeemed | **(1,071,810)** | (153,857) |
| Forfeited | **(197,736)** | (130,726) |
| **Balance, December 31** | **2,019,092** | 1,923,358 |

### d. ESPP

In 2024, 165,373 common shares were subscribed for under the ESPP (2023 – 154,901 common shares) for a value of $1.0 million (2023 – $0.9 million).

### e. Dividends

On February 20, 2025, the Board approved a quarterly dividend of C$0.07 per share to shareholders of record on March 13, 2025.

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

### 21. Supplemental cash flow disclosures

#### a. Bank interest received

During the year ended December 31, 2024, the Company received bank interest included in interest income (note 17) in the amount of $29.3 million (2023 - $18.4 million).

#### b. Changes in working capital

|  | 2024 | 2023 |
|---|---|---|
| Decrease in amounts receivable | $ 739 | $ 6,766 |
| Decrease in inventories | 7,335 | 40,229 |
| (Increase) decrease in other current assets | (8,019) | 7,173 |
| Increase (decrease) in accounts payable and accrued liabilities | 26,955 | (8,578) |
| Increase (decrease) in income taxes payable | — | (2,353) |
| **Changes in working capital** | $ 27,010 | $ 43,237 |

#### c. Changes in liabilities arising from financing activities

|  | As at December 31, 2023 | Changes from financing cash flows | Lease obligation additions | Impact of foreign exchange | Other | As at December 31, 2024 |
|---|---|---|---|---|---|---|
| Lease obligations[(1)] | $ 24,208 | $ (7,675) | $ 4,530 | $ (2,046) | $ 1,090 | $ 20,107 |
| **Total liabilities from financing activities** | $ 24,208 | $ (7,675) | $ 4,530 | $ (2,046) | $ 1,090 | $ 20,107 |

[(1)] Current portion of lease obligations included in other current liabilities (note 9). Non-current portion of lease obligations included in other liabilities (note 11).

|  | As at December 31, 2022 | Changes from financing cash flows | Lease obligation additions | Impact of foreign exchange | Other | As at December 31, 2023 |
|---|---|---|---|---|---|---|
| Lease obligations | $ 13,975 | $ (6,803) | $ 16,442 | $ (63) | $ 657 | $ 24,208 |
| **Total liabilities from financing activities** | $ 13,975 | $ (6,803) | $ 16,442 | $ (63) | $ 657 | $ 24,208 |

### 22. Commitments and contingencies

**Commitments**

The Company had the following purchase commitments as of December 31, 2024, of which $11.9 million related to capital expenditures:

|  | 2025 | 2026 | 2027 | 2028 | Thereafter | Total |
|---|---|---|---|---|---|---|
| Purchase and capital commitments[(1)] | $ 372,717 | $ 131,713 | $ 110,433 | $ — | $ — | $ 614,863 |

[(1)] Includes amounts contracted for molybdenum concentrate purchases at the Langeloth Facility of $489.2 million.

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

**Contingencies**

On an ongoing basis, the Company is subject to various claims, tax audits and other legal disputes, the outcomes of which cannot be assessed with a high degree of certainty.

*Mount Milligan Mine Royalty*

The Company is subject of a claim made by H.R.S. Resources Corp. ("H.R.S."), the holder of a 2% production royalty at Mount Milligan, in the first quarter of 2020. H.R.S. claimed that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the production royalty agreement and has therefore underpaid amounts owing to H.R.S. The B.C. Supreme Court rendered a written decision on October 8, 2024, which determined that the Company was correct to include the effect of the Royal Gold Streaming Agreement in its calculation of revenue subject to the production royalty but that such revenue (for purposes of the royalty agreement) should have included amortized amounts relating to advance payments made by Royal Gold to TCM. The plaintiff has appealed this decision. TCM has cross-appealed this aspect of the decision. The appeal is in the preliminary stages with the parties having not exchanged materials. TCM is currently assessing how to recalculate the royalty payments owed to H.R.S. historically and going forward but believes the potential exposure in relation to this claim from what TCM has accrued is not materially different.

**23. Related party transactions**

***Transactions with key management personnel***

The Company transacts with key management personnel, who have authority and responsibility to plan, direct and control the activities of the Company and receive compensation for services rendered in that capacity. Key management personnel include members of the Board of Directors and members of the senior leadership team.

During the years ended December 31, 2024 and 2023, remuneration to key management personnel was as follows:

*Compensation of key management personnel*

|  | | 2024 | | 2023 |
| --- | --- | --- | --- | --- |
| Director fees earned | $ | 552 | $ | 539 |
| Salaries and benefits, including severance | | 6,393 | | 7,832 |
| Share-based compensation | | 1,098 | | 3,574 |
| **Total compensation** | $ | **8,043** | $ | 11,945 |

**24. Financial instruments**

The Company's financial instruments include the Mount Milligan Mine's financial asset related to the Additional Royal Gold Agreement, marketable securities, amounts receivable (including embedded derivatives), derivative financial instruments and accounts payable, other current and non-current assets and other current liabilities.

*a.   **Mount Milligan Mine financial asset related to the Additional Royal Gold Agreement***

The Mount Milligan Mine is subject to an arrangement with Royal Gold and Royal Gold, Inc. which entitles

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per pound of copper delivered.

On February 13, 2024, the Company and its subsidiary, TCM, entered into an additional agreement with Royal Gold (the "Additional Royal Gold Agreement") relating to the Mount Milligan Mine. As part of the Additional Royal Gold Agreement, Royal Gold has agreed, among other things, to increase cash payments for Mount Milligan Mine's gold ounces and copper pounds delivered to Royal Gold, starting after the first threshold date ("First Threshold Date") and further increase these cash payments after the second threshold (gold) date ("Second Threshold (Gold) Date") and the second threshold (copper) date ("Second Threshold (Copper) Date").

The First Threshold Date will occur when TCM has delivered to Royal Gold either an aggregate of 375,000 ounces of gold or an aggregate of 30,000 tonnes of copper from shipments occurring after January 1, 2024. The Second Threshold (Gold) Date will occur once TCM has delivered to Royal Gold an aggregate of 665,000 ounces of gold and the Second Threshold (Copper) Date will occur once TCM has delivered to Royal Gold the aggregate of 60,000 tonnes of copper, in each case from shipments occurring after January 1, 2024. The Additional Royal Gold Agreement effectively entitles the Company to additional cash payments for gold and copper sold ("Threshold Payments") as set out below. The value of the additional gold and copper payments to be received by the Company will depend on the Mount Milligan Mine's production and the ability to sustain current life of mine (i.e. additional gold and copper payments can be suspended if (and for as long as) the Company discloses proven and probable reserves which, when combined with mining depletion from the transaction date, are lower than those disclosed in the mineral reserves and mineral resources update on February 14, 2024). These Threshold Payments are incremental to those received under the Mount Milligan Streaming Agreement. The incremental payments are as follows:

For gold:

- the lower of (a) $415 per ounce and (b) 50% of the gold spot price less $435 per ounce required under the Mount Milligan Streaming Agreement, for the period between the First Threshold Date and the Second Threshold (Gold) Date whereby (b) cannot be less than $nil; and
- the lower of (a) $615 per ounce and (b) 66% of the gold spot price less $435 per ounce required under the Mount Milligan Streaming Agreement, from and after the Second Threshold (Gold) Date whereby (b) cannot be less than $nil.

For copper:

- 35% of the copper spot price for the period between the First Threshold Date and the Second Threshold (Copper) Date; and
- 51% of the copper spot price from and after the Second Threshold (Copper) Date.

The Additional Royal Gold Agreement also provides the Mount Milligan Mine a right to elect to receive payments ("Pre-Threshold Payments") from Royal Gold prior to the First Threshold Date but only if both the gold spot price is at or falls below $1,600 per ounce and the copper spot price is at or falls below $3.50 per pound. Any Pre-Threshold Payments previously received would be offset against Threshold Payments if the prices of gold and copper each increase above the aforementioned prices.

The Additional Royal Gold Agreement requires the Company and TCM to make certain payments and deliveries to Royal Gold, including:

i. An initial cash payment of $24.5 million;

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

ii.    A requirement to deliver an aggregate of 50,000 ounces of gold. The obligation to deliver the 50,000 ounces to Royal Gold exists regardless of the operating performance of the Mount Milligan Mine. The first 33,333 ounces are expected to be delivered in tranches of 11,111 ounces after an equivalent number of gold ounces are received by Centerra in relation to the sale of Centerra's 50% interest in the Greenstone project. Any remaining ounces are to be delivered to Royal Gold in quarterly installments equally over a 5-year period, with first delivery to occur by June 30, 2030 ("Deferred Gold Consideration"); and

iii.    Commencing on January 1 of the fiscal year following the later of delivering to Royal Gold an aggregate of 375,000 ounces of gold and an aggregate of 30,000 tonnes of copper, in each case from shipments occurring after January 1, 2024, but no later than January 1, 2036, payments equal to 5% of the Mount Milligan Mine's annual free cash flow, which increase by an additional 5% of annual free cash flow (for a total of 10% per year) commencing after the latter of the Second Threshold (Gold) Date and Second Threshold (Copper) Date, but no later than January 1, 2036. No payments will be made for a calendar year in which free cash flow is negative, and Centerra is allowed to recoup any negative free cash flow before any such payments to Royal Gold resume. Free cash flow has a meaning specifically defined in Additional Royal Gold Agreement ("Free Cash Flow Interest Payments").

Potential suspension of Threshold Payments mentioned above would not impact the Company's and TCM's obligation to make these payments and deliveries to Royal Gold.

The Company determined that the Additional Royal Gold Agreement modifies an existing contract with a customer under IFRS 15 whereby the Company received a financial asset. The financial asset is comprised of Threshold Payments that the Company is entitled to in the future and payments to Royal Gold, including the initial cash payment, Deferred Gold Consideration, Free Cash Flow Interest Payments and a potential tax indemnity. The Company accounted for the component pieces of the financial asset at fair value on the transaction date in accordance with IFRS 9. The consideration received in the form of the financial asset was recognized as deferred revenue, which is to be recognized as revenue upon the satisfaction of the Company's performance obligations over the life of the Mount Milligan Mine. Transaction costs directly attributable to the Additional Royal Gold Agreement of $2.5 million were charged to other operating expenses in the consolidated statements of earnings (loss) and were presented in the investing activities in the consolidated statements of cash flows. Subsequent to the initial recognition, payments and receipts related to the Additional Royal Gold Agreement will be settled against the financial asset and the fair value of the financial asset will be re-measured at each reporting date with changes in fair value recorded as a gain or loss in other operating expenses.

The following is a summary of the changes in the financial asset included in other assets in the Company's consolidated statements of financial position:

| | | |
|---|---|---|
| **Balance, February 13, 2024** | $ | **19,200** |
| Settlements during the period[1] | | 24,500 |
| Fair value adjustments | | 23,500 |
| **Balance, December 31, 2024** | $ | **67,200** |

[1]    Represents the initial $24.5 million cash payment made during the period.

The Company has also indemnified Royal Gold and its affiliates for up to $25 million of specified incremental taxes that may be assessed as a result of the Additional Royal Gold Agreement for a period of seven years. The Company considered the value associated with the indemnification to be nominal in

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

its valuation of the financial asset based on remote probability of the cash outflow. The Company will continue to re-evaluate this assessment each period.

The fair value of the financial asset was determined using a combination of a Monte Carlo simulation method and discounted cash flow method. The fair value measurement requires management to make estimates and assumptions with respect to metal prices, expected production, operating and capital costs of the Mount Milligan Mine's life of mine projections, expected timing of delivery of Deferred Gold Consideration, gold price volatility used in the Monte Carlo simulation, probability of tax indemnity payments and a discount rate. Changes in any of these assumptions or estimates could have resulted in a significantly higher or lower fair value of the financial asset, higher or lower value of deferred revenue and higher or lower net earnings.

The key assumptions used in the measurement of the financial asset are summarized in the table below:

|  | December 31, 2024 | February 13, 2024 |
|---|---|---|
| Gold price per oz - short-term | $2,400 - $2,625 | $1,850 - $2,000 |
| Gold price per oz - long-term | $2,100 | $1,750 |
| Copper price per lb - long term | $4.25 | $4.00 |
| Timing of delivery of Deferred Gold Consideration (range of years) | 2025 to 2034 | 2025 to 2034 |
| Gold price volatility used in the Monte Carlo simulation | 12.0 % | 16.1 % |
| Discount rate | 6.75 % | 6.50 % |

The fair value of the financial asset is most sensitive to the key assumptions summarized below:

|  | Hypothetical Change | Impact on Value |
|---|---|---|
| Copper price per lb | +/- $0.50/lb | +/- $12,407 |
| Discount rate | +/- 1% | +/- $11,043 |

*Key assumptions*

The determination of the fair value of the financial asset was performed utilizing Level 3 inputs of the fair value hierarchy, and including the following key assumptions:

- Future commodity price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date and applying the Monte Carlo method to determine the applicable price for the additional cash payments for gold;
- Discount rate was based on the Company's estimated weighted-average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt;
- Timing of Deferred Gold Consideration was determined based on the Company's best estimate of the timing to receive the gold ounces in relation to the sale of Centerra's 50% interest in the Greenstone Partnership;
- Gold price volatility used in the Monte Carlo simulation was determined by applying statistical methods to daily historical gold prices over the period equal to the life of Mount Milligan Mine; and
- Estimated future production profile, including production levels and operating and capital costs of the Mount Milligan Mine were determined with reference to the life of mine plan. The production levels used were consistent with the volume of reserves developed as part of the Company's process for the estimation of mineral reserves and resources.

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Future commodity prices and discount rate were assumptions applicable to all components of the measurement of the financial asset while production levels were a key assumption in the valuation of Threshold Payments and Free Cash Flows Interest Payments components of financial asset. Gold price volatility was an assumption used specifically in the Monte Carlo method applied in the valuation of additional cash payments for gold.

**b. Derivative financial instruments**

The Company uses derivative financial instruments as part of its risk management program to mitigate exposures to various market risks including commodity prices, foreign exchange rates and diesel fuel prices. The Company's derivative counterparties are syndicate members of the Company's corporate credit facility. The Company monitors its derivative position exposures on an ongoing basis.

|  | December 31, 2024 | December 31, 2023 |
|---|---|---|
| **Derivative instrument assets** |  |  |
| Current |  |  |
| Foreign exchange contracts | $ — | $ 5,621 |
| Fuel contracts | 28 | 534 |
| Gold contracts | — | 495 |
| Royal Gold deliverables[1] | 597 | 1,275 |
| Copper contracts | — | 2,379 |
|  | 625 | 10,304 |
| Non-current |  |  |
| Foreign exchange contracts | — | 5,240 |
| Fuel contracts | 17 | 92 |
|  | 17 | 5,332 |
| **Total derivative instrument assets** | $ 642 | $ 15,636 |
|  |  |  |
| **Derivative instrument liabilities** |  |  |
| Current |  |  |
| Foreign exchange contracts | $ 11,948 | $ 2,272 |
| Fuel contracts | 583 | 624 |
| Royal Gold deliverables[1] | 176 | 69 |
|  | 12,707 | 2,965 |
| Non-current |  |  |
| Foreign exchange contracts | 4,896 | — |
| Fuel contracts | 312 | 366 |
|  | 5,208 | 366 |
| **Total derivative instrument liabilities** | $ 17,915 | $ 3,331 |

[1] Relates to Royal Gold deliverables, which are gold and copper forward contracts for gold ounces and copper pounds, respectively, payable to Royal Gold.

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

*Hedge derivatives*

The derivative instruments outstanding as at December 31, 2024 that are accounted for as cash flow hedges are summarized below:

| Instrument | Unit | Average Strike Price | | | Type | Total Position[2] |
| | | 2025 | 2026 | 2027 | | |
|---|---|---|---|---|---|---|
| *Fuel (diesel) hedge contracts* | | | | | | |
| ULSD zero-cost collars[1] | Litres | $0.59/$0.66 | $0.60/$0.67 | N/A | Fixed | 7,870,600 |
| ULSD swap contracts[1] | Litres | $0.65 | $0.60 | $0.60 | Fixed | 15,216,200 |
| *Foreign exchange contracts* | | | | | | |
| US$/C$ zero-cost collars | CAD | $1.33/$1.38 | $1.34/$1.39 | N/A | Fixed | 264,000,000 |
| US$/C$ forward contracts | CAD | $1.36 | $1.37 | $1.36 | Fixed | 383,250,000 |
| *Gold Hedge Contracts* | | | | | | |
| Gold zero-cost collars | Ounces | $2,400/$3,400 | $2,400/$3,696 | N/A | Fixed | 60,000 |

[1] Ultra-low sulfur diesel ("ULSD").

[2] Total amounts expressed in the units identified.

*Fuel contracts*

The Company applies hedge accounting to derivative instruments it enters into to hedge a portion of its estimated future diesel fuel purchases at its Mount Milligan Mine operations to manage the risk associated with changes in diesel fuel prices on the cost of operations. The fuel hedge contracts are expected to settle over time by the end of 2027.

*Foreign exchange contracts*

The Company applies hedge accounting to the foreign exchange contracts it enters into to hedge a portion of its future Canadian dollar denominated expenditures. The foreign exchange contracts are expected to settle over time by the end of 2027.

*Gold contracts*

In the fourth quarter of 2024, the Company entered into zero-cost collar contracts for 40,000 ounces in 2025 and 20,000 ounces in 2026. The derivatives will expire evenly through each year. The Company applies hedge accounting to gold contracts it enters to hedge a portion of the expected gold ounces sold to manage the risk associated with changes to the London Bullion Market Association ("LBMA") gold price. The option collar contracts utilize a price floor, allowing for significant participation in upward price movements. These hedges result in cash inflows or outflows only when the underlying LBMA gold price is below the collar floor, or above the collar ceiling, respectively, at the time of settlement. These contract are expected to settle over time by the end of 2026.

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The table below provides a breakdown of the changes in the fair value of these derivative contracts recognized in other comprehensive income ("OCI") and the portion of the fair value changes reclassified to the statements of earnings:

|  | 2024 | 2023 |
|---|---|---|
| (Decrease) increase in the fair value of derivative financial instruments | $ (13,836) $ | 18,038 |
| Reclassified to net earnings | (6,788) | (7,264) |
| Increase in fair value of equity securities | 1,978 | — |
| **(Decrease) increase in the fair value of derivative instruments included in OCI[1]** | $ (18,646) $ | 10,774 |

> [1] Includes tax recovery of $6.9 million for the year ended December 31, 2024 (2023 - $2.8 million tax expense).

*Non-hedge derivatives*

The non-hedge derivative instruments outstanding as at December 31, 2024 are expected to settle by the end of the fourth quarter of 2024, and are summarized as follows:

| Instrument | Unit | Type | Total Position[1] |
|---|---|---|---|
| *Royal Gold deliverables* | | | |
| Gold forward contracts | Ounces | Float | 11,960 |
| Copper forward contracts | Pounds | Float | 2,150,000 |

> [1] Total amounts expressed in the units identified.

*Royal Gold deliverables*

For deliveries under the Mount Milligan Streaming Agreement, the Company delivers physical gold and copper warrants to Royal Gold based on a percentage of the gold ounces and copper pounds included in each final sale of concentrate to third party customers, including off-takers and traders (collectively, "MTM Customers"), within two days of receiving or making a final payment. If a final payment from the MTM Customers is not received or paid within five months of the bill of lading date, then the Company will deliver an estimated amount of gold ounces and copper warrants, based on the quantities from the provisional invoice, for an estimated 90% of the material they are due to pay, based on the provisional invoice quantities.

The Company receives payment from the MTM Customers in cash, thus requiring the purchase of physical gold and copper warrants in order to satisfy the obligation to pay Royal Gold. In order to hedge its gold and copper price risk, which arises from timing differences, when physical purchase and concentrate sales pricing periods do not match, the Company has entered into certain forward gold and copper purchase and sales contracts, pursuant to which it purchases gold and copper at an average price during a quotation period, and sells gold and copper at a spot price. These contracts are treated as derivatives and are not designated as hedging instruments. The Company records its forward commodity contracts at fair value using a market approach based on observable quoted market prices.

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The following table is a sensitivity analysis of what the fair value would be due to an increase or a decrease of 10% in the price of all derivative instruments outstanding as at December 31, 2024:

|  | Fair value December 31, 2024 | Fair value after increase of 10% | Fair value after decrease of 10% |
|---|---|---|---|
| Royal Gold deliverables | $ (134) | $ 3,964 | $ (4,232) |
| Gold contracts | $ (555) | $ (1,655) | $ 5,586 |
| Fuel contracts | $ (851) | $ 448 | $ (2,178) |
| Foreign exchange contracts | $ (16,839) | $ 27,313 | $ (56,740) |

### c. Provisionally-priced contracts

*Amounts receivable*

Upon the shipment and sale of gold and copper concentrate to various off-takers, the Company typically receives a payment equal to an amount ranging from 90% to 95% of the contracted value of the contained metals, net of applicable treatment and refining charges, while the final settlement payment is not due for several months. The majority of molybdenum sales is not subject to provisional pricing; however, for a small number of shipments and sales of molybdenum products to customers, the Company receives a payment typically equal to an amount ranging from 90% to 100% of the contracted value of contained metal, net of applicable deductions, while the remaining payment, if any, is not due for several months.

Under the terms of these sales contracts, prices are subject to final adjustment, at the end of a future period, after control passes to the customer, based on quoted market prices during a quotation period specified in the contract. At the end of each reporting period, provisionally-priced receivables are marked to market based on the forward market price for the quotational period stipulated in the contract, with changes in fair value recognized in gold, copper and molybdenum revenue.

The amount of trade receivables related to the sales of gold and copper concentrate and molybdenum products prior to mark-to-market adjustment, the mark-to-market adjustment made during the period, and the fair value of provisionally-priced receivables as at December 31, 2024 and December 31, 2023, are summarized as follows:

|  | December 31, 2024 | December 31, 2023 |
|---|---|---|
| Trade receivables prior to mark-to-market adjustment | $ 27,199 | $ 27,313 |
| Mark-to-market adjustment related to gold and copper concentrate sold | (2,727) | 2,677 |
| Mark-to-market adjustment related to molybdenum products sold | (31) | 174 |
| **Provisionally-priced trade receivables** | $ **24,441** | $ 30,164 |

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

As at December 31, 2024 and December 31, 2023, the Company's net receivable position consists of copper, gold, and molybdenum sales contracts awaiting final pricing and is summarized as follows:

| | Unit | Sales awaiting final pricing | | Mark-to-market average price ($/unit) | |
|---|---|---|---|---|---|
| | | December 31, 2024 | December 31, 2023 | December 31, 2024 | December 31, 2023 |
| Copper | Pounds | 20,099,765 | 11,850,994 | 4.00 | 3.89 |
| Gold | Ounces | 48,541 | 26,889 | 2,641 | 2,074 |
| Molybdenum | Pounds | 49,572 | 102,599 | 21.39 | 20.09 |

*Trade payables*

Upon the purchase of molybdenum concentrate from various vendors, the Company typically pays an amount ranging from 95% to 100% of the contracted value of contained metal, net of applicable deductions while the final settlement payment is not due for several months. Under the terms of these concentrate purchase contracts, prices are subject to final adjustment at the end of a future period, after control passes to the Company based on quoted market prices during the quotation period specified in the contract. At the end of each reporting period, provisionally-priced purchases are fair valued based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in inventory or production costs, as applicable.

Accounts payable related to the purchase of molybdenum concentrate prior to fair value adjustment, the fair value adjustments made during the period, and the fair value of provisionally-priced payables as at December 31, 2024 and December 31, 2023, are summarized as follows:

| | December 31, 2024 | December 31, 2023 |
|---|---|---|
| Accounts payable prior to fair value adjustment | $ 10,298 | $ 11,619 |
| Fair value adjustment to molybdenum concentrate | 202 | 859 |
| **Provisionally-priced accounts payable** | $ 10,500 | $ 12,478 |

As at December 31, 2024 and December 31, 2023, the Company's net position of molybdenum purchase contracts awaiting final pricing can be summarized as follows:

| | Unit | Purchases awaiting final pricing | | Fair value price ($/unit) | |
|---|---|---|---|---|---|
| | | December 31, 2024 | December 31, 2023 | December 31, 2024 | December 31, 2023 |
| Molybdenum | Pounds | 1,275,577 | 1,404,923 | $ 20.09 | $ 18.88 |

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

### d. Fair value measurement

Classification and the fair value measurement by the level of financial assets and liabilities in the consolidated statements of financial position were as follows:

**December 31, 2024**

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Financial assets** | | | | |
| Financial asset related to the Additional Royal Gold Agreement | $ — | $ — | $ 67,200 | $ 67,200 |
| Provisionally-priced trade receivables | — | 24,441 | — | 24,441 |
| Marketable securities | 12,915 | — | — | 12,915 |
| Derivative financial instruments | — | 642 | — | 642 |
| | $ 12,915 | $ 25,083 | $ 67,200 | $ 105,198 |
| | | | | |
| **Financial liabilities** | | | | |
| Provisionally-priced accounts payable | $ — | $ 10,500 | $ — | $ 10,500 |
| Derivative financial instruments | — | 17,915 | — | 17,915 |
| | $ — | $ 28,415 | $ — | $ 28,415 |

**December 31, 2023**

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Financial assets** | | | | |
| Provisionally-priced trade receivables | $ — | $ 30,164 | $ — | $ 30,164 |
| Marketable securities | 2,834 | — | — | 2,834 |
| Derivative financial instruments | — | 15,636 | — | 15,636 |
| | $ 2,834 | $ 45,800 | $ — | $ 48,634 |
| | | | | |
| **Financial liabilities** | | | | |
| Provisionally-priced accounts payable | $ — | $ 12,478 | $ — | $ 12,478 |
| Derivative financial instruments | — | 3,331 | — | 3,331 |
| | $ — | $ 15,809 | $ — | $ 15,809 |

During the year ended December 31, 2024, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

### Valuation Techniques

*Mount Milligan Mine financial asset related to the Additional Royal Gold Agreement*

The fair value of the Mount Milligan Mine financial asset related to the Additional Royal Gold Agreement utilizes a combination of a Monte Carlo simulation method and discounted cash flow method. The fair value measurement requires management to make estimates and assumptions with respect to the metal prices, expected production, operating and capital costs from the Mount Milligan Mine's life of mine projections, expected timing of delivery of Deferred Gold Consideration, gold price volatility used in the

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Monte Carlo simulation, probability of tax indemnity payments and a discount rate. As such, this financial asset is classified within Level 3 of the fair value hierarchy.

*Marketable securities*

Marketable securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy).

*Provisionally-priced receivables*

The fair value of receivables arising from copper, gold and molybdenum sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

*Provisionally-priced payables*

The fair value of payables arising from molybdenum purchase contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these payables are classified within Level 2 of the fair value hierarchy.

*Derivative financial instruments*

The fair value of gold, copper, diesel and currency derivative financial instruments, classified within Level 2, are determined using derivative pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of the Company's derivative contracts includes an adjustment for credit risk.

### 25. Capital and financial risk management

The Company is exposed in varying degrees to certain financial risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by market uncertainty in inputs costs and revenue products within financial and commodity markets. The Company monitors and manages its financial and commodity risks in accordance with the financial risk management policy approved by the Company's Audit Committee.

The Company is exposed to the following types of risk and manages them as follows:

***a.  Capital risk***

The Company's primary objective with respect to its capital management is to provide returns for shareholders by ensuring that it has sufficient cash resources to maintain its ongoing operations, pursue and support growth opportunities, continue the development and exploration of its mineral properties and satisfy debt repayment requirements and other obligations. The Company's capital structure consists of lease obligations, letters of credit and equity. The Company has a $400 million revolving credit facility (the "Corporate Facility").

The Company manages its capital structure and makes adjustments in light of changes in its economic and operating environment and the risk characteristics of the Company's assets. For effective capital

## Centerra Gold Inc.
## Notes to the Consolidated Financial Statements
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

management, the Company implemented planning, budgeting and forecasting processes to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there is access to sufficient funds to meet its short-term business, operating and financing requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

### b. Foreign currency risk

The Company's operations are located in various geographic locations, exposing the Company to potential foreign exchange risk in its financial position and cash flows. As the Company operates in an international environment, some of the Company's financial instruments and transactions are denominated in currencies other than the US dollar, primarily the Canadian dollar and Turkish lira. The operating results and financial position of the Company are reported in US dollar in the Company's consolidated financial statements. The fluctuation of the US dollar in relation to other currencies will consequently have an impact on the results of the Company and may also affect the value of the Company's assets and liabilities.

The Company utilizes hedging strategies to minimize exposure to the Canadian dollar which includes (but is not limited to) collars and forward instruments. The Company does not currently hedge the exposure to the Turkish lira. Based on Canadian dollar denominated assets and liabilities as at December 31, 2024, 10% strengthening of the US dollar against the Canadian dollar and 10% weakening of the US dollar against the Canadian dollar would result in a before-tax impact a +/- $1.9 million gain/loss, inclusive of the impact of hedging strategies. Based on the Turkish lira denominated assets and liabilities as at December 31, 2024, 10% strengthening of the US dollar against the Turkish lira and 10% weakening of the US dollar against the Turkish lira would result in a before-tax impact of a +/- $0.3 million gain/loss on the unhedged currency. Based on the Euro denominated assets and liabilities as at December 31, 2024, 10% strengthening of the US dollar against the Euro and 10% weakening of the US dollar against the Euro would result in a before-tax impact of a +/- $0.2 million gain/loss on the unhedged currency.

### c. Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Financial assets and financial liabilities with variable interest rates expose the Company to risk of changes in cash flows. The Company's cash and cash equivalents include highly liquid investments that earn interest at market rates. The amount of interest generated from these investments is proportional to the current interest rate. As at December 31, 2024, the majority of the cash and cash equivalents were comprised of interest-bearing assets. Based on amounts as at December 31, 2024, a 1% change in interest rates would result in a $6.2 million change to interest income.

No amounts were drawn from the Company's Corporate Facility as at December 31, 2024.

### d. Commodity price risk

The profitability of the Company's operations and value of its mineral resource properties is affected by changes in the current and expected future prices of gold, copper and molybdenum. Changes in the price of certain raw materials can also significantly affect the Company's cash flows.

Gold, copper and molybdenum prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including but not limited to, industrial, residential and retail demand, forward sales by producers and speculators, levels of worldwide production, short-term changes

**Centerra Gold Inc.**
**Notes to the Consolidated Financial Statements**
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

in supply and demand due to speculative or hedging activities, macro-economic variables, geopolitical events and certain other factors related specifically to gold, including central bank reserves management.

To the extent that the price of gold, copper and molybdenum change over time, the fair value of the Company's mineral assets and cash flows improve or decline. A protracted period of depressed prices could impair the Company's operations and development opportunities, and significantly erode shareholder value. To the extent there are adverse changes to the price of certain raw materials (e.g., diesel fuel), the Company's profitability and cash flows may be impacted. The Company enters into derivative contracts to mitigate price risk for both gold and copper price movements on the Royal Gold stream and fuel hedge contracts to mitigate commodity price risk. The Company will also at times utilize gold and copper contracts to secure the prices for a portion of sales from the Öksüt Mine or Mount Milligan Mine concentrate sales not subject to the Royal Gold stream.

*e.   Credit risk*

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. Credit risk arises principally from the Company's cash and cash equivalents, receivables from customers, and certain derivative instruments.

The Company holds its cash and cash equivalents in highly-rated financial institutions resulting in a low level of credit risk. The Company manages its cash holdings amongst these eligible counterparties based on assigned counterparty limits and evaluates the cash balances on a monthly basis to ensure compliance within these limits. For trade receivables and derivative financial instruments, historical levels of default have been negligible, resulting in a low level of credit risk. The Company mitigates credit risk by dealing with recognized creditworthy counterparties and limiting concentration risk. For derivative financial instrument liabilities, the Company assumes no credit risk when the fair value of an instrument is negative. The Company also manages counterparty risk through maintaining diversification limits for its eligible counterparties.

*f.   Liquidity risk*

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company finances its operations through a combination of operating cash flows, debt and, from time to time, through the issuance of equity. The Company primarily uses funds generated from operating activities to fund operational expenses, sustaining and development capital spending, and interest and principal payments on its portfolio of leases and dividend distributions. The Company continuously monitors and reviews its actual and forecasted cash flows and manages liquidity risk by maintaining adequate cash and cash equivalents, by utilizing debt, if necessary, and by monitoring developments in the capital markets. Contractual maturities relating to lease obligations are set out in note 14 and contractual maturities relating to derivative instruments are set out in note 24. Other financial liabilities have maturities within one year of December 31, 2024.

As at December 31, 2024, the Company has available total liquidity of $1,024.7 million (December 31, 2023 - $1,011.0 million), comprising cash of $624.7 million (2023 - $612.9 million) and the Corporate Facility balance available to be drawn of $400.0 million (2023 - $398.1 million). Corporate Facility availability is reduced by outstanding letters of credit.

The Company believes its cash on hand, available cash from the Company's Corporate Facility, and cash flow from the Company's operations will be sufficient to fund its anticipated operating cash requirements and development expenditures through at least the end of 2024.

## Centerra Gold Inc.
## Notes to the Consolidated Financial Statements
**December 31, 2024**

(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

### 26. Segmented information

The Company bases its operating segments on the way information is reported and used by the Company's chief operating decision-maker ("CODM"). The results of operating segments are reviewed by the CODM in order to make decisions about resources to be allocated to the segments and to assess their respective performances.

**Years ended December 31, 2024**

| | Öksüt | Mount Milligan | Molybdenum | Total Segments | Corporate and other | Total |
|---|---|---|---|---|---|---|
| **Revenue** | $ 465,693 | $ 495,802 | $ 253,008 | $ 1,214,503 | $ — | $ 1,214,503 |
| Cost of sales | | | | | | |
| Production costs | 148,023 | 306,315 | 255,985 | 710,323 | — | 710,323 |
| Depreciation, depletion and amortization | 49,959 | 72,799 | 3,374 | 126,132 | — | 126,132 |
| **Earnings (loss) from mine operations** | $ 267,711 | $ 116,688 | $ (6,351) | $ 378,048 | $ — | $ 378,048 |
| Exploration and evaluation costs | 1,110 | 6,383 | 21,055 | 28,548 | 42,173 | 70,721 |
| Corporate administration | — | — | — | — | 32,685 | 32,685 |
| Share-based compensation expense | — | — | — | — | 5,203 | 5,203 |
| Care and maintenance | — | — | 9,306 | 9,306 | 12,891 | 22,197 |
| Impairment loss | — | — | — | — | 193,564 | 193,564 |
| Reclamation recovery | — | — | (17,853) | (17,853) | (7,407) | (25,260) |
| Other operating expenses (income) | 1,125 | (7,203) | 1,495 | (4,583) | 7,004 | 2,421 |
| **Earnings (loss) from operations** | $ 265,476 | $ 117,508 | $ (20,354) | $ 362,630 | | $ 76,517 |
| Gain on sale of Greenstone Partnership | | | | | (63,088) | (63,088) |
| Other non-operating income | | | | | (49,116) | (49,116) |
| Finance costs | | | | | 14,664 | 14,664 |
| **Earnings before income tax** | | | | | | $ 174,057 |
| Income tax expense | | | | | 93,663 | 93,663 |
| **Net earnings** | | | | | | $ 80,394 |
| **Additions to PP&E** | $ 54,679 | $ 55,753 | $ 62,304 | $ 172,736 | $ 2,050 | $ 174,786 |

## Centerra Gold Inc.
## Notes to the Consolidated Financial Statements
**December 31, 2024**
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

**Years ended December 31, 2023**

| | | Öksüt | | Mount Milligan | | Molybdenum | | Total Segments | | Corporate and other | | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Revenue** | $ | 380,880 | $ | 407,273 | $ | 306,744 | $ | 1,094,897 | $ | — | $ | 1,094,897 |
| Cost of sales | | | | | | | | | | | | |
| Production costs | | 89,613 | | 303,444 | | 312,917 | | 705,974 | | — | | 705,974 |
| Depreciation, depletion and amortization | | 44,098 | | 76,474 | | 4,346 | | 124,918 | | — | | 124,918 |
| **Earnings (loss) from mine operations** | $ | 247,169 | $ | 27,355 | $ | (10,519) | $ | 264,005 | $ | — | $ | 264,005 |
| Exploration and evaluation costs | | 2,091 | | 6,501 | | 13,005 | | 21,597 | | 53,219 | | 74,816 |
| Corporate administration | | — | | — | | — | | — | | 35,643 | | 35,643 |
| Share-based compensation expense | | — | | — | | — | | — | | 9,232 | | 9,232 |
| Care and maintenance | | — | | — | | 16,685 | | 16,685 | | 11,727 | | 28,412 |
| Impairment loss | | — | | — | | — | | — | | 34,101 | | 34,101 |
| Reclamation expense | | — | | 169 | | 21,997 | | 22,166 | | 12,212 | | 34,378 |
| Other operating expenses | | 15,406 | | 9,626 | | 2,808 | | 27,840 | | 1,738 | | 29,578 |
| **Earnings (loss) from operations** | $ | 229,672 | $ | 11,059 | $ | (65,014) | $ | 175,717 | | | $ | 17,845 |
| Other non-operating income | | | | | | | | | | (11,134) | | (11,134) |
| Finance costs | | | | | | | | | | 15,345 | | 15,345 |
| **Earnings before income tax** | | | | | | | | | | | $ | 13,634 |
| Income tax expense | | | | | | | | | | 94,912 | | 94,912 |
| **Net loss** | | | | | | | | | | | $ | (81,278) |
| **Additions to PP&E** | $ | 50,491 | $ | 61,964 | $ | 1,976 | $ | 114,431 | $ | 7,225 | $ | 121,656 |

*Geographical Information*

The following table details the Company's revenue by geographic area[1] and information about the Company's non-current assets by location of the assets.

| | Revenue | | Non-current assets | |
|---|---|---|---|---|
| | Year ended December 31, | | As at December 31, | |
| | **2024** | **2023** | **2024** | **2023** |
| Türkiye | $ **465,693** | $ 380,880 | $ **220,681** | $ 204,613 |
| United States | **253,008** | 306,744 | **138,931** | 277,052 |
| Langeloth Facility | **253,008** | 306,744 | **31,299** | 29,458 |
| Thompson Creek Mine | **—** | — | **85,073** | 32,788 |
| Goldfield Project | **—** | — | **21,457** | 213,694 |
| Other | **—** | — | **1,102** | 1,112 |
| Canada | **495,802** | 407,273 | **904,288** | 824,910 |
| Mount Milligan Mine | **495,802** | 407,273 | **754,483** | 703,472 |
| Endako Mine | **—** | — | **27,427** | 27,937 |
| Kemess Project | **—** | — | **87,980** | 88,090 |
| Corporate and other | **—** | — | **34,398** | 5,411 |
| Other | **—** | — | **8,171** | 8,164 |
| **Total** | $ **1,214,503** | $ 1,094,897 | $ **1,272,071** | $ 1,314,739 |

[1] Presented based on the location from which the product originated.

# Corporate Information

## DIRECTORS[1]

**Michael S. Parrett**
Chair

**Craig MacDougall**

**Jacques Perron**

**Paul N. Wright**

**Paul Tomory**

**Sheryl K. Pressler**

**Susan L. Yurkovich**

**Wendy Kei**

## OFFICERS[1]

**Paul Tomory**
President and Chief Executive Officer

**Paul Chawrun**
Executive Vice President and
Chief Operating Officer

**Ryan Snyder**
Executive Vice President and
Chief Financial Officer

**Claudia D'Orazio**
Executive Vice President,
People, Technology and Supply Chain

**Hélène Timpano**
Executive Vice President,
Strategy and Corporate Development

**Yousef Rehman**
Executive Vice President,
Legal and Public Affairs

[1] As of March 31, 2025

## MANAGEMENT[1]

**Carole Fortin**
Vice President, Health, Safety and Security

**Christopher Richings**
Vice President, Technical Services

**David A. Bickford**
Vice President, Operations, Türkiye

**Don Weeks**
General Manager, Thompson Creek Mine

**Eric Dell**
General Manager, Mount Milligan Mine

**Jacob Lobaszewski**
Vice President, Finance

**Jessica Ferguson**
Vice President, Human Resources

**Karina Briño**
Vice President, External Affairs,
British Columbia

**Karine Pearson**
Vice President, Commercial

**Lisa Wilkinson**
Vice President, Investor Relations
and Corporate Communications

**Luke Jalsevac**
Vice President, Major Projects

**Michael Fairbairn**
Vice President, Corporate Development

**Oliver Curran**
Vice President, Environment
and Social Performance

**Richard Adofo**
Vice President,
Exploration and Resources

**Thomas Ondrejko**
Vice President, Operations, Langeloth

## TRANSFER AGENT

For information on common share holdings, lost shares and address changes, contact:

**TSX Trust Company**
301-100 Adelaide Street West
Toronto, ON M5H 4H1
Canada

**North America Phone Toll Free**
1.800.387.0825 or 416.682.3860

**Fax** 1.888.249.6189
shareholderinquiries@tmx.com

## STOCK EXCHANGE

**Toronto Stock Exchange (TSX)**
Symbol: CG

**New York Stock Exchange (NYSE)**
Symbol: CGAU

## INVESTOR RELATIONS CONTACT

investor@centerragold.com

## CORPORATE HEADQUARTERS

1 University Avenue, Suite 1800
Toronto, ON M5J 2P1
Canada

**Phone** 416.204.1953

**www.centerragold.com**



centerragold.com